Exhibit 99.3
Kenon Holdings Ltd and its subsidiaries Registration Number: 201406588W
Annual Report
For the financial year ended December 31, 2016

Kenon Holdings Ltd and its subsidiaries

Consolidated Financial Statements
as at December 31, 2016 and for the year then ended

Contents

Page

Directors’ Statement	1 – 2

Independent Auditors’ Report	3 – 6

Consolidated financial statements	7 – 121

Statements of financial position of the Company	122

Notes to financial position of the Company	123 – 129

Kenon Holdings Ltd and its subsidiaries
Directors’ statement
Year ended December 31, 2016

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2016.

In our opinion:

(a)
the financial statements set out on pages 7 to 129 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2016 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Lawrence Charney
Kenneth Cambie (Resigned on March 21, 2017)
N. Scott Fine
Vikram Talwar
Aviad Kaufman
Antoine Bonnier

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year/date of appointment	Holdings at end of the year

Kenneth Cambie
Kenon Holdings Ltd
- Ordinary shares	4,995	4,995

Lawrence Charney
Kenon Holdings Ltd
- Ordinary shares	9,656	9,656

Nathan S. Fine
Kenon Holdings Ltd
- Ordinary shares	5,652	5,652

Vikram Talwar
Kenon Holdings Ltd
- Ordinary shares	2,952	2,952

Kenon Holdings Ltd and its subsidiaries
Directors’ statement
Year ended December 31, 2016

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options and share plans

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

Cyril Pierre-Jean Ducau Director

Lawrence Charney Director

April 15, 2017

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Independent auditors’ report

The Board of Directors and Stockholders
Kenon Holdings Ltd.:

Report on the audit of the financial statements

We have audited the accompanying consolidated statements of financial position of Kenon Holdings Ltd., which comprise the statements of financial position of the Group and Company as at December 31, 2016 and 2015, and the related consolidated statements of profit and loss, other comprehensive income (loss), changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the combined financial statements of certain consolidated subsidiaries, Distribuidora de Electricidad de Occidente, S. A. (‘DEOCSA’) and Distribuidora de Electricidad de Oriente, S. A. (‘DEORSA’), the combined financial statements of which reflected total assets and total revenues that constituted 16.4% percent and 27.1% percent, respectively, of the related consolidated totals of Kenon Holdings Ltd. as of and for the year ended December 31, 2016. Those combined financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DEOCSA and DEORSA, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the statements of financial position of the Group and of the Company as at December 31, 2016 and 2015, and the results of operations of the Group and cash flows of the Group for the years then ended in conformity with the provisions of the Singapore Companies Act, Chapter 50 (the Act) and Singapore Financial Reporting Standards (‘FRSs’).

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone Fax Internet	+65 6213 3388 +65 6225 0984 www.kpmg.com.sg

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

KPMG LLP
Public Accountants and
Chartered Accountants

Singapore
April 15, 2017

Deloitte, Inc.
Contadores Públicos Autorizados
RUC 16292-152-155203 D.V. 65
Torre Banco Panamá, piso 12
Avenida Boulevard y la Rotonda
Costa del Este, Panamá
Apartado 0816-01558
Panamá, Rep. de Panamá

Teléfono: (507) 303-4100
Fax: (507) 269-2386
infopanama@deloitte.com
www.deloitte.com/pa

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Distribuidora de Electricidad de Occidente, S.A. and
Distribuidora de Electricidad de Oriente, S.A.
 (Guatemalan entities)

We have audited the combined statement of financial position of Distribuidora de Electricidad de Occidente, S.A. and Distribuidora de Electricidad de Oriente, S.A. (together, the “Combined Entities”) as of December 31, 2016, and the related combined statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein). These combined financial statements are the responsibility of the Combined Entities’ management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Combined Entities are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Combined Entities’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Combined Entities as of December 31, 2016, and the combined results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Deloitte LATCO Firma miembro de Deloitte Touche Tohmatsu Limited

As stated in Note 23 of the accompanying Combined Financial Statements, on December 2, 2016, a reduction in the capital stock was approved by the respective Combined Entities shareholders through the decrease in the nominal value of the Combined Entities’ respective shares. According to Guatemala’s Commerce Code, the reduction of capital stock can be recorded only when it is registered in the Commercial Register. As further indicated in Note 23, as of the date of issuance of the accompanying Combined Financial Statements the registration in the Commercial Register is pending, and as such the above mentioned reduction was not recognized.

As stated in Note 30.c) of the accompanying combined financial statements, in July 2016, the Guatemalan Tax Authority (Superintendencia de Administración Tributaria, or the “SAT”) filed a criminal complaint against DEOCSA and DEORSA, which requested the initiation of a criminal proceeding for tax fraud, and the payment of alleged back taxes, interest and fines in relation to fiscal years 2011 and 2012, on the grounds that the structure of the 2011 acquisition of DEOCSA and DEORSA was used solely to generate tax deductions in respect of interest and amortization of goodwill. As of December 31, 2016, the Combined Entities paid a total of approximately US$ 18,093 thousand (Q. 137,505 thousand) for the fiscal years 2014 and 2015; and on 19 August 2016, they paid a total of US$ 13,189 thousand (Q. 100,236 thousand) for the fiscal year 2013. In addition, during 2016 the Combined Entities made additional payments of income tax in advance by Q. 40,729 thousand (US$ 5,393 thousand) corresponding to fiscal year 2016, not computing as deductible amounts the items related to goodwill, depreciation and interest that were subject of the criminal complaint. The Combined Entities’ management considers, based on the opinion of its tax and legal advisors, that the receivable generated by these payments is more likely than not to be recovered as a result of the final outcome of this criminal complaint and of the other recourses to be initiated by the Combined Entities.

April 13, 2017
 Panama, Republic of Panama

Kenon Holdings Ltd and its subsidiaries
Consolidated Statements of Financial Position as at December 31, 2016 and 2015

		As at December 31
		2016	2015
	Note	$ thousands

Current assets
Cash and cash equivalents	5	326,635	383,953
Short-term investments and deposits	6	89,545	308,702
Trade receivables, net	7	284,532	123,273
Other current assets, including derivatives	8	49,773	45,260
Income tax receivable		11,459	3,926
Inventories	9	91,659	50,351

Total current assets		853,603	915,465

Non-current assets
Investments in associated companies	10	208,233	369,022
Deposits, loans and other receivables, including derivative instruments	12	176,775	88,475
Deferred taxes, net	26	25,104	2,693
Property, plant and equipment, net	13	3,497,300	2,959,878
Goodwill and intangible assets, net	14	376,778	147,244
Total non-current assets		4,284,190	3,567,312

Total assets		5,137,793	4,482,777

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2016 and 2015, continued

		As at December 31
		2016	2015
	Note	$ thousands
Current liabilities
Loans and debentures	15	482,813	352,668
Trade payables	16	285,612	145,454
Other payables, including derivative instruments	17	91,303	108,873
Guarantee deposits from customers	18	56,833	—
Provisions	19	119,531	41,686
Income tax payable		8,671	4,705
Total current liabilities		1,044,763	653,386

Non-current liabilities
Loans, excluding current portion	15	1,972,926	1,709,063
Debentures, excluding current portion	15	856,670	655,847
Derivative instruments	17	44,637	35,625
Deferred taxes, net	26	225,354	138,083
Trade payables	16	44,057	—
Other non-current liabilities		55,182	27,218
Total non-current liabilities		3,198,826	2,565,836

Total liabilities		4,243,589	3,219,222

Equity	21
Share capital		1,267,450	1,267,210
Shareholder transaction reserve		26,559	—
Translation reserve		(21,745)	(16,916)
Capital reserve		11,575	2,212
Accumulated deficit		(602,598)	(191,292)
Equity attributable to owners of the Company		681,241	1,061,214
Non-controlling interests		212,963	202,341
Total equity		894,204	1,263,555

Total liabilities and equity		5,137,793	4,482,777

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2016 and 2015

		For the year ended December 31
		2016	2015
	Note	$ thousands
Continuing Operations
Revenue		1,873,922	1,289,068
Cost of sales and services (excluding depreciation)	22	(1,358,570)	(862,855)
Depreciation		(159,695)	(110,917)
Gross profit		355,657	315,296
Selling, general and administrative expenses	23	(146,756)	(103,823)
Gain from distribution of dividend in kind		—	209,710
Impairment of assets and investments	10.C.a.3	(72,263)	(6,541)
Dilution gains from reductions in equity interest held in associates		—	32,829
Other expenses	24	(5,413)	(7,076)
Other income	24	21,010	15,450
Operating profit from continuing operations		152,235	455,845

Financing expenses	25	(189,599)	(124,228)
Financing income	25	18,481	13,412
Financing expenses, net		(171,118)	(110,816)
Provision of financial guarantee	10.C.b.6	(130,193)	—
Share in losses of associated companies, net of tax	10	(185,592)	(186,759)
Profit from continuing operations before income taxes		(334,668)	158,270
Income taxes	26	(59,334)	(62,378)
(Loss)/Profit for the year from continuing operations		(394,002)	95,892
(Loss)/Profit for the year		(394,002)	95,892

Attributable to:
Kenon’s shareholders		(411,937)	72,992
Non-controlling interests		17,935	22,900
(Loss)/Profit for the year		(394,002)	95,892

Basic/diluted (loss)/profit per share attributable to Kenon’s shareholders (in dollars):	27
Basic/diluted profit/(loss) per share		(7.67)	1.36
Basic/diluted profit/(loss) per share from continuing operations		(7.67)	1.36
Basic/diluted profit/(loss) per share from discontinued operations		—	—

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Other Comprehensive Loss for the years ended December 31, 2016 and 2015

	For the year ended December 31
	2016	2015
	$ thousands

(Loss)/Profit for the year	(394,002)	95,892

Items that will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	157	(18,132)
Foreign currency translation differences in respect of foreign operations recognised in profit or loss	—	—
Change in fair value of derivatives used to hedge cash flows	14,397	(6,365)
Group’s share in other comprehensive loss of associated companies	(3,968)	(623)
Income taxes in respect of components other comprehensive (loss)/income	(1,507)	773
Components of net other comprehensive loss in respect from discontinued operations	—	—
Total	9,079	(24,347)

Total other comprehensive income/(loss) for the year	9,079	(24,347)
Total comprehensive (loss)/income for the year	(384,923)	71,545

Attributable to:
Kenon’s shareholders	(407,749)	52,423
Non-controlling interests	22,826	19,122

Total comprehensive (loss)/income for the year	(384,923)	71,545

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Changes in Equity
For the year ended December 31, 2016

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Shareholder
	Share	transaction	Translation	Capital	Accumulated
	Capital	reserve	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2016	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555
Share based payments	240	—	—	307	—	547	285	832
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(35,255)	(35,255)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	670	670	20,325	20,995
Contribution from non-controlling interest	—	—	—	—	—	—	2,441	2,441
Transactions with controlling shareholder (see Note 10.C.b.7)	—	3,540	—	—	—	3,540	—	3,540
Gain in fair value of shareholder loan (see Note 10.C.b.5)	—	23,019	—	—	—	23,019	—	23,019
Total comprehensive income for the year
Net (loss)/profit for the year	—	—	—	—	(411,937)	(411,937)	17,935	(394,002)
Other comprehensive (loss)/income for the year, net of tax	—	—	(4,829)	9,056	(39)	4,188	4,891	9,079

Balance at December 31, 2016	1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidaries
Consolidated Statement of Changes in Equity
For the year ended December 31, 2015

							Non-
							controlling
	Attributable to the Kenon’s shareholders						interests	Total
		Former
		Parent
	Share	company	Translation	Capital	Accumulated
	Capital	investment	reserve	reserves	deficit	Total
	$ thousands

Balance at January 1, 2015	—	1,227,325	28,440	(25,274)	—	1,230,491	207,207	1,437,698
Share based payments	—	—	—	556	—	556	320	876
Dividend to holders of non-controlling interests in a subsidiary	—	—	—	—	—	—	(12,340)	(12,340)
Acquisition of non- controlling interest in subsidiary	—	—	—	—	(1,222)	(1,222)	(18,078)	(19,300)
Reclassification of net loss (pre spin-off)	—	8,552	—	—	(8,552)	—	—	—
Contribution from former parent company	—	34,271	—	—	—	34,271	—	34,271
Issuance of shares of subsidiary to holders of non-controlling interests	—	—	—	—	—	—	6,110	6,110
Distribution of dividend in kind (see note 10.C.c)	(14,062)	—	498	—	(241,741)	(255,305)	—	(255,305)
Issuance of common stock and reclassification of former parent company investment in connection with the spin-off	1,281,272	(1,283,550)	(28,440)	30,718	—	—	—	—
Post spin-off adjustment	—	13,402	—	—	(13,402)	—	—	—
Total comprehensive income for the year
Net profit for the year	—	—	—	—	72,992	72,992	22,900	95,892
Other comprehensive (loss)/income for the year, net of tax	—	—	(17,414)	(3,788)	633	(20,569)	(3,778)	(24,347)

Balance at December 31, 2015	1,267,210	—	(16,916)	2,212	(191,292)	1,061,214	202,341	1,263,555

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

	For the year ended December 31
	2016	2015
	$ thousands

Cash flows from operating activities
(Loss)/Profit for the year	(394,002)	95,892
Adjustments:
Depreciation and amortization	172,381	120,047
Impairment of assets and investments	72,263	6,541
Financing expenses, net	171,118	110,816
Share in losses of associated companies, net	185,592	186,759
Capital losses/(gains), net *	2,534	4,506
Gain from changes in interest held in associates	—	(32,829)
Gain from distribution of dividend in kind	—	(209,710)
Provision for financial guarantee	130,193	—
Bad debt expense	4,896	—
Share-based payments	832	876
Income taxes	59,334	62,378
	405,141	345,276
Change in inventories	(40,076)	4,361
Change in trade and other receivables	(68,634)	35,491
Change in trade and other payables	22,835	(29,800)
Change in provisions and employee benefits	(41,243)	(33,426)
Cash generated from operating activities	278,023	321,902
Income taxes paid, net	(116,429)	(36,218)
Dividends received from investments in associates	743	4,487
Net cash provided by operating activities	162,337	290,171

* The amounts for 2016 and 2015 mainly relate to losses from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2016 and 2015

	For the year ended December 31
	2016	2015
	$ thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets	426	539
Short-term deposits and loans, net	222,451	(83,408)
Cash paid for businesses purchased, less cash acquired	(206,059)	(9,441)
Disposal of subsidiary, net of cash disposed of and exit from combination	—	—
Investment in associates	(111,153)	(129,241)
Sale of securities held for trade and available for sale, net	17,334	13,217
Acquisition of property, plant and equipment	(280,955)	(515,838)
Acquisition of intangible assets	(9,598)	(16,844)
Interest received	6,143	7,924
Payment of consideration retained	(2,204)	(3,795)
Payment to release financial guarantee	(36,023)	—
Net cash used in investing activities	(399,638)	(736,887)

Cash flows from financing activities
Dividend paid to non-controlling interests	(32,694)	(12,340)
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries	9,468	6,110
Receipt of long-term loans and issuance of debentures	799,481	333,549
Repayment of long-term loans and debentures	(444,976)	(138,270)
Short-term credit from banks and others, net	(5,477)	123,053
Contribution from former parent company	—	34,271
Purchase of non-controlling interest	—	(20,000)
Interest paid	(151,241)	(93,858)
Net cash provided by financing activities	174,561	232,515

Decrease in cash and cash equivalents	(62,740)	(214,201)
Cash and cash equivalents at beginning of the year	383,953	610,056
Effect of exchange rate fluctuations on balances of cash and cash equivalents	5,422	(11,902)
Cash and cash equivalents at end of the year	326,635	383,953

Significant non-cash investing transactions:
Purchase of fixed assets on credit and others	(24,620)	(46,327)

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our registered office and principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of the businesses (together referred to as the “Group”). The primary focus will be to continue to grow and develop the primary businesses, I.C. Power Asia Development Ltd. (formerly known as I.C. Power Ltd.) (“I.C. Power”) and Qoros Automotive Co., Ltd. ("Qoros").

On January 22, 2016, I.C. Power Distribution Holdings Pte Ltd (“ICP Distribution”) acquired Estrella Cooperatief BA group of companies collectively known as Energuate, see Note 11.A.1.a.

On March 21, 2016, as part of an internal restructuring, a wholly owned subsidiary, I.C. Power Pte. Ltd. “I.C. Power Singapore” (was subsequently renamed as I.C. Power Ltd.) acquired Kenon’s subsidiary I.C. Power, the holding company for Kenon’s energy generation and distribution business. As a result, I.C. Power Singapore is now the parent holding company of Kenon’s power generation and distribution businesses.

B.	The split-up of Israel Corporation’s holdings

The split-up of IC’s holdings on January 7, 2015 involved the contribution of IC’s holdings in I.C. Power, Qoros, ZIM Integrated Shipping Services Ltd (“ZIM”), Tower Semiconductor Ltd. (“Tower”) and other assets and entities, to Kenon, in exchange for shares of Kenon. Kenon’s shares were, in turn, distributed on January 9, 2015 to the shareholders of IC as a “dividend in kind”. IC’s debt to banks and debenture holders remain in IC, and were not transferred to Kenon.

The split-up was completed on January 7, 2015 and on January 15, 2015 and January 11, 2015, Kenon shares were traded on New York Stock Exchange (NYSE) and on Tel Aviv Stock Exchange (TASE) (NYSE and TASE: KEN) respectively.

After the split-up, I.C. Power is the primary subsidiary that Kenon holds. I.C. Power, through its operating subsidiaries and associates, provides electricity generation using different technologies such as hydroelectric, natural gas and diesel turbines and heavy fuel oil engines in Peru, Chile, Colombia, Dominican Republic, Bolivia, El Salvador, Jamaica, Nicaragua, Guatemala and Israel.

1.	The split-up included:

a.
IC’s undertaking in the separation agreement (as detailed in Note 30H) with its then wholly owned subsidiary, Kenon, which included (among other things): (i) transfer of the holdings in the companies being transferred to Kenon, as stated above, and transfer of certain rights and liabilities in relation to the companies being transferred from IC to Kenon; (ii) execution of an investment in the capital of Kenon in the amount of $35 million and (iii) issuance of shares of Kenon to IC in respect of the assets and rights to be transferred from IC to Kenon and

b.
IC’s undertaking in a loan agreement whereby, among other things, IC provided Kenon a credit framework in an aggregate amount of up to $200 million, Kenon would pay an annual commitment fee equal to 2.1% of the undrawn amount of the credit facility and an annual interest of Libor+6% interest on the drawn amount, and in the framework thereof it will be provided that in a case of realization of guarantees that IC will remain responsible for with respect to Qoros, the amount for which IC will be liable in a case of realization of these guarantees will be considered a debt of Kenon to IC and the provisions of the loan agreement will apply to it. IC’s back-to-back guarantee of Qoros’ debt was fully released on January 4, 2016. As of December 31, 2016, Kenon has fully drawn its $200 million credit facility from IC.

In March 2016, Kenon announces an amendment to its loan agreement with IC and related pledge arrangements to accommodate the new holding company within the Group, I.C. Power Singapore.

Based on the loan agreement, Kenon pledged 66% of I.C. Power shares held by Kenon. In relation to the internal reorganization above, the pledge effectively continues as Kenon pledged 66% of its shares in I.C. Power Singapore to IC. Kenon also pledged 66% of certain intercompany debt receivables owing from I.C. Power Singapore to Kenon, which receivables resulted from this internal restructuring.

Note 1 – Financial Reporting Principles and Accounting Policies (Con’t)

The pledge over the shares of I.C. Power Singapore and the related intercompany debt receivables were expected to be released following the consummation of an IPO of I.C. Power Singapore, subject to Kenon’s request, and provided that no default, breach of or non-compliance with any material undertaking or material condition contained in the loan agreement and the ratio of holdings value to net debt on such day is at least equal to 2:1 (See Note 11.A.3).

c.	Distribution to IC’s shareholders as a dividend in kind of the shares of Kenon; including registration of these shares for trading, both on NYSE and on TASE;

C.	The internal restructuring of I.C. Power

In relation to the reorganization in Note 1.A, I.C. Power Singapore issued a $145 million note and $75 million note payable to Kenon. The proceeds of the notes were applied by I.C. Power Singapore towards paying the purchase consideration for the acquisition of Kenon’s entire equity interest in I.C. Power. The notes both bear interest at a rate of LIBOR+6% per annum until the date the notes are fully paid.

On October 12, 2016, Kenon received a $78 million payment from I.C. Power Singapore representing repayment of the $75 million note, together with accrued interest.

D.	Definitions

In these consolidated financial statements -

1. Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2. Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3. Investee companies – subsidiaries and/or associated companies.

4. Related parties – within the meaning thereof in International Accounting Standard (“FRS”) 24 “Related Parties”.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards (FRS)

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”) as issued by the Accounting Standards Council (“ASC”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on April 15, 2017.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:

•	Derivative financial instruments.

•	Deferred tax assets and liabilities.

•	Provisions.

•	Assets and liabilities in respect of employee benefits.

•	Investments in associates.

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the consolidated financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Following the Group’s business combination (“Note 11.A.1”), the Group had implemented additional accounting policies under the group of companies and information about assumptions made by management of the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are set forth below:

i.	Useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight-line method over its estimated useful life.

At every year-end, or more often if necessary, management examines the estimated useful life of the property, plant and equipment by comparing it to the benchmark in the relevant industry, taking into account the level of maintenance and functioning over the years. If necessary, on the basis of this evaluation, the Group adjusts the estimated useful life of the property, plant and equipment. A change in estimates in subsequent periods could materially increase or decrease future depreciation expense.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

ii.	Recoverable amount of non-financial assets and Cash Generating Units

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or Cash Generating Units (“CGUs”). When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least once a year or when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

iii.	Fair value of derivative financial instruments

The Group is a party to derivative financial instruments used to hedge foreign currency risks, interest risks and price risks. The derivatives are recorded based on their respective fair values. The fair value of the derivative financial instruments is determined using acceptable valuation techniques that characterize the different derivatives, maximizing the use of observable inputs. Fair value measurement of long-term derivatives takes into account the counterparties credit risks. Changes in the economic assumptions and/or valuation techniques could give rise to significant changes in the fair value of the derivatives.

iv.	Separation of embedded derivatives

Management of the Group exercises significant judgment in determining whether it is necessary to separate an embedded derivative from a host contract. If it is determined that the embedded derivative is not closely related to the host contract and that it is necessary to separate the embedded derivative, this component is measured separately from the host contract as a financial instrument at fair value through profit or loss. Otherwise, the entire instrument is measured in accordance with the measurement principles applicable to the host contract.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss, as financing income or expenses.

v.	Deferred tax assets

Deferred tax assets are recorded in relation to unutilized tax losses, as well as with respect to deductible temporary differences. Since such deferred tax assets may only be recognized where it is probable that there will be future taxable income against which said losses may be utilized, use of discretion by management of the Group is required in order to assess the probability that such future taxable income will exist. Management’s assessment is re-examined on a current basis and deferred tax assets are recognized if it is probable that future taxable income will permit recovery of the deferred tax assets.

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

vi.	Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase gain is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss.

Any contingent consideration is measured at fair value at the acquisition date. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not re-measured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognized in profit or loss.

vii.	Contingent Liabilities

From time to time, the Group is involved in routine litigation that arises in the ordinary course of business. Provisions for litigation are recognized as set out in Note 3(P). Contingent liabilities for litigation and other claims do not result in provisions, but are disclosed in Note 20. The outcomes of legal proceedings with the Group are subjected to significant uncertainty and changes in factors impacting management’s assessments could materially impact the consolidated financial statements.

 Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	Basis for consolidation

(1)	Business combinations

Reorganizations in Common Control Transactions

Common control transactions of companies that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of Group’s parent company.

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration measured at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; except for non-derivative financial instrument contingent consideration which will be measured through other comprehensive income.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

Note 3 – Significant Accounting Policies (Cont’d)

(2)      Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2016 and 2015.

(3)      Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary or combined entity that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCI are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

 (4)       Loss of control

Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI and the other components of equity related to the subsidiary. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. The difference between the sum of the proceeds and fair value of the retained interest, and the derecognized balances is recognized in profit or loss under other income or other expenses. Subsequently, the retained interest is accounted for as an equity-accounted investee or as an available-for-sale asset depending on the level of influence retained by the Group in the relevant company.

The amounts recognized in capital reserves through other comprehensive income with respect to the same subsidiary are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the subsidiary had itself realized the same assets or liabilities.

(5)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

Note 3 – Significant Accounting Policies (Cont’d)

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the aforesaid interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(6)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(7)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(8)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(9)	Reorganizations under Common Control Transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

Note 3 – Significant Accounting Policies (Cont’d)

B.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at exchange rates at the dates of the transactions.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

The Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

(A)          Consolidation of COBEE Financial Statements

The Bolivian government under the mandate of Evo Morales has nationalized companies that were privatized during President Gonzalo Sánchez de Lozada’s 1993-1997 administration and some other companies that were never owned by the Bolivian government.

As of the date of this report, the Bolivian government has not taken any specific action nor threatened to take any specific action against COBEE. Currently, I.C. Power has full control of COBEE´s operations and maintains all the associated economic rights and risks. Therefore, COBEE´s financial statements are consolidated in the accompanying consolidated financial statements.

Note 3 – Significant Accounting Policies (Cont’d)

C.	Financial instruments

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.

(1)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(2)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets
These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

(3)	Non-derivative financial liabilities - Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

(4)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

(5)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

(6)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods,  a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of FRS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under FRS 39 Financial Instruments: Recognition and Measurement and subsequently amortized in accordance with the guidelines of FRS 18 Revenue. Any resulting adjustment of the liability is recognized in profit or loss.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

E.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;

•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;

•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and

•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

Note 3 – Significant Accounting Policies (Cont’d)

 The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements	2 – 50
Installations, machinery and equipment:
Thermal power plants	10 – 35
Hydro-electric plants	70 – 90
Wind power plants	25
Power generation and electrical	20
Dams	18 – 80
Office furniture, motor vehicles and other equipment	3 – 16
Substations, medium voltage equipment and transf.MV/LV	30 – 40
Meters and connections	10 – 25

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

F.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Research and development
Expenditures on research activities is recognized in profit and loss as incurred.

Development activities involve expenditures incurred in relation to the design and evaluation of future power plant projects before the technical feasibility and commercial viability is fully completed, however the Group intends to and has sufficient resources to complete the development and to use or sell the asset.

At each reporting date, the management of the Group performs an evaluation of each project in order to identify facts and circumstances that suggest that the carrying amount of the assets may exceed their recoverable amount.

Concessions
Intangible assets granted by the Energy and Mining Ministry of Guatemala to DEORSA and DEOCSA to operate power distribution business in defined geographic areas, and acquired as part of business combination. The Group measures Concessions at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Concessions	33 years*
•	Customer relationships	1-12 years
•	Software costs	5 years
•	Others	5-27 years

* The concessions are amortized over the remaining life of the licenses from the date of the business combination.

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

G.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

H.	Transfer of assets from customers

In the distribution industry, an entity may receive from its customers items of property, plant and equipment that must be used to connect those customers to a network and provide them with ongoing access to supply electricity. Alternatively, an entity may receive cash from customers for the acquisition or construction of such items of property, plant and equipment. In these cases, where the Group determines that the items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with FRS 16 and measured the cost on initial recognition at its fair value.

The transfer of an item of property, plant and equipment is an exchange for dissimilar goods or services. Consequently, the Group recognize revenue in accordance with FRS 18. The timing of the recognition of the revenue arising from the transfer will take place once the Company has control on the assets and the customers are connected to the distribution network.

I.	Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by INT FRS 112. On the basis of such analysis, the Group concluded that its license is outside the scope of INT FRS 112, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with FRS 16 Property, plant and equipment.

Note 3 – Significant Accounting Policies (Cont’d)

J.	Leases

(1)	Leased assets

Assets held by the Group under leases that are transferred to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

(2)	Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

K.	Inventories

Inventories are measured at the lower of cost and net realizable value. Inventories consist of fuel, spare parts, materials and supplies. Cost is determined by using the average cost method.

L.	Trade Receivable, net

Trade receivables are amounts due from customers for the energy and capacity in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Evidence of impairment of financial assets

The Group considers evidence of impairment for trade receivables at both a specific asset and collective level. All individually significant trade receivables are assessed for specific impairment. All individually significant trade receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Trade receivables with similar risk characteristics that are not individually significant are collectively assessed for impairment.  In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

M.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

Note 3 – Significant Accounting Policies (Cont’d)

N.	Impairment

(1)	Non-derivative financial assets

Financial assets not classified as at fair value through profit or loss, including an interest in an equity- account investee, are assessed by management of the Group at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	Default or delinquency by a debtor;
•	Restructuring of an amount due to the Group on terms that the Group would not consider otherwise;
•	Indications that a debtor or issuer will enter bankruptcy;
•	Adverse changes in the payment status of borrowers or issuers;
•	The disappearance of an active market for a security; or
•	Observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

For an investment in an equity security, objective evidence of impairment includes a significant or prolonged decline in its fair value below its cost.

Financial Assets measured at amortized costs
The Group considers evidence of impairment for these assets at both an individual asset and a collective level. All individually significant assets are individually assessed for impairment. Those found not to be impaired are then collectively assessed for any impairment that has been incurred but not yet individually identified. Assets that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

In assessing collective impairment, the group uses historical information on the timing of recoveries and the amount of loss incurred, and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than suggested by historical trends.

An impairment loss is calculated as the difference between an asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets
Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss. If the fair value of an impaired available-for-sale debt security subsequently increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, it is reversed through OCI.

Equity-account investees
An impairment loss in respect of an equity-accounted investee is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favorable change in the estimates used to determine the recoverable amount and only to the extent that the investment’s carrying amount, after the reversal of the impairment loss, does not exceed the carrying amount of the investment that would have been determined by the equity method if no impairment loss had been recognized.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Non-financial Assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment or whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and  is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

O.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date. With respect to grants made to OPC Rotem Ltd’s (“OPC”) senior executives, this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation, The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity. The expense is amortised over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

P.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Q.	Revenue recognition

(1)	Revenue from electricity

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue comprises the fair value for the sale of electricity, net of value-added-tax, rebates and discounts and after eliminating sales within the Group.

Revenues from the sale of energy are recognized in the period during which the sale occurs. The revenues from the generation business are recorded based upon output delivered and capacity provided at rates specified pursuant to our Power Purchase Agreements (“PPAs”), or at marginal costs determined on the spot market, if the sales are made on the spot market.

Our revenues are determined substantially by long-term, U.S. dollar-linked PPAs. PPAs are usually entered into at prices that are equivalent to, or higher than, the prevailing spot market rates, the majority of which are indexed to the underlying fuel cost of the related long-term supply agreements. Under the terms of the majority of our PPAs, the power purchaser is contractually obligated to purchase its energy requirements, and sometimes capacity and/or ancillary services, from the power generator based upon a base price (denominated either in U.S. Dollars or in the local currency) that is generally adjusted for a combination of some of the following: (1) fluctuations in exchange rates, (2) the U.S. inflation index, (3) a local inflation index, (4) fluctuations in the cost of operating fuel, (5) supply costs of natural gas, and (6) transmission costs. Additionally, in Peru, PPAs include provisions that change the contractual unitary energy prices in the case of an interruption of the supply or transportation of natural gas through the use of a methodology based on spot prices existing on the dates in which the interruption event occurred. Many of the prices in our PPAs differentiate between peak and off-peak periods. As of December 31, 2016, the weighted average remaining life of our PPAs based on firm capacity was 9 years.

Revenues from the operation of electric energy distribution and other income from exploitation are measured at the fair value of the consideration received. Estimated customer returns, rebates and other similar allowances are deducted from the revenue recognized.

Revenues from the distribution of electric energy are recognized based on the energy delivered, through invoicing and the estimate of sales from the energy supplied which has not been billed yet at the reporting date.

Revenues from toll services are recognized by the owner of the transmission, transformation or distribution facilities for allowing its use for the transportation of energy and capacity by a third party.

Note 3 – Significant Accounting Policies (Cont’d)

(2)	Revenue from shipping services and related expenses (in associated company)

Revenue from cargo traffic is recognized in profit or loss in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed for each cargo by the reference to the time-based proportion. The operating expenses related to cargo traffic are recognized immediately as incurred. If the incremental expenses related to the cargo exceed the related revenue, the loss is recognized immediately in income statement.

(3)	Revenue from vehicles (in associated company)

(i)	Sales of vehicles

Revenue from the sale of vehicles in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of value-added tax (“VAT”), consumption tax and other sales taxes, returns or allowances, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the customers, recovery of the consideration is probable, the associated costs and possible return of vehicles can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(ii)	Rental income of vehicles

Rental income from operating leases is recognized as revenue on a straight-line basis over the term of the lease. Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

(iii)	Licensing income

License fee and royalties received for the use of the Group’s assets (such as platform technology and patent) are normally recognized in accordance with the substance of the agreement.

(4)	Revenue from biodiesel

Revenues are recorded if the material risks and rewards associated with ownership of the goods/merchandise sold have been assigned to the buyer. This usually occurs upon the delivery of products and merchandise.

Revenue is recorded to the extent that it is probable that the economic benefits will flow to the Group and the amount of the revenues can be reliably measured.

R.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

S.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

T.	Transfer of assets from customers

In the power distribution industry, an entity may receive from its customer items in the form of property, plant and equipment that are used to connect these customers to a network with continuous access to power supply. Alternatively, an entity may receive cash from customers in return for the acquisition or construction of such items of property, plant and equipment. In such cases, where the Group determines that these items qualify for recognition as an asset, the transferred assets are recognized as part of the property plant and equipment in the statement of financial position in accordance with FRS 16 and measured its cost on initial recognition at its fair value.

Note 3 – Significant Accounting Policies (Cont’d)

The transfer of an item of property, plant and equipment would be an exchange for dissimilar goods or services. Consequently, the Group recognizes revenue in accordance with FRS 18. The timing of the recognition of the revenue arising from the transfer will depend on the separately identifiable service included in the agreement.

U.	Service concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by INT FRS 112. On the basis of such analysis, the Group concluded that its license is outside the scope of INT FRS 112, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in relation to the Concessions in accordance with FRS 16 Property, plant and equipment.

V.	Guarantee deposits from customers

Deposits received from customers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

W.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

X.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of available-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

Y.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

a.	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

b.
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

c.	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Note 3 – Significant Accounting Policies (Cont’d)

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Z.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

AA.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

Distribution of Non-Cash Assets to owners of the Company

The Group measures a liability to distribute non-cash assets as a dividend to the owners of the Group at the fair value of the assets to be distributed. The carrying amount of the dividend is remeasured at each reporting date and at the settlement date, with any changes recognized directly in equity as adjustments to the amount of the distribution. On settlement of the transaction, the Group recognized the difference, if any, between the carrying amounts of the assets distributed and the carrying amount of the liability in profit or loss. Distribution of non-cash assets are distributed to shareholders when the shareholder is given a choice of taking cash in lieu of the non-cash assets.

Note 3 – Significant Accounting Policies (Cont’d)

BB.	Operating Segment and Geographic Information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has three reportable segments in 2016, which are I.C. Power Generation segment, I.C. Power Distribution segment and Qoros segment.  In addition to the segments detailed above, the Group has other activities, such as a shipping services and renewable energy businesses categorized as Other.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statement, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenues are based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

CC.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

DD.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

Note 3 – Significant Accounting Policies (Cont’d)

1)
Financial Reporting Standards FRS 109 “Financial Instruments” – the Standard replaces the existing guidance in FRS 39 Financial Instruments: Recognition and Measurement. FRS 109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from FRS 39.

The Standard is to be applied for annual periods commencing on or after January 1, 2018, with the possibility of early adoption. The Standard is to be applied retroactively, except in a number of circumstances. Management of the Group is examining the effects of FRS 109 on the financial statements with no plans for early adoption.

The Group has examined FRS 109 in order to determine the qualitative impacts of the implementation. As of 31 December 2016, the Group is not able to determine the quantitative impact and considers that the overall impact of the implementation of FRS 109 will be immaterial to the Group.

The examination of the potential qualitative impacts was conducted, considering the following three main areas of FRS 109:

a)	Classification of financial assets

There are no material impacts expected concerning the classification and measurement of financial assets due to the types of financial assets held by the Group entities. The Group does not hold complex financial assets nor enters in complex structured financing transaction such as securitization transactions, factoring-arrangements, etc.

b)	Impairment of financial assets

In general, the most important financial assets of the Group, trade receivables, do not contain a significant financing component. Therefore, the simplified approach as established in FRS 109 is recommended to be applied. According to FRS 109, provision matrix may be used to estimate expected credit losses (“ECL”) for these financial instruments without the use of hindsight of a default, and the matrix would include expectations of variations in credit risks of customers for the lifetime. Thus, the recognition of losses would be based on the maximum period over which ECL which is the maximum contractual period over which the entity is exposed to credit risk from the first day of the recognition of the receivable.

The Group expects that the application of FRS 109 will impact both power generation and distribution businesses, but substantially on the distribution business due to the underlying characteristics of this business with numerous private customers with different credit characteristics, compared to the generation business with regulated customers and only few non-regulated customers, resulting in:

•	Changes to the current matrix, including historical and forward looking information.

With consideration of both FRS 107 “Financial Instruments: Disclosures” and FRS 109, it introduces new disclosure requirements to disclosures relating to an impairment.

c)	Hedge Accounting

The Group has not decided on continuing with the hedge accounting requirements under FRS 109 “Financial Instruments” or to adopt the new hedge accounting requirements under FRS 109. If the Group decides to apply the new hedge accounting requirements, it would require the Group to restore balance or equilibrium to existing hedges on transition to fulfill the new effectiveness requirements under the new hedge accounting requirements. The resulting gain or loss would be recognized in profit and loss. The applicable will be in relation to Cardones’ and Amayo’s interest rate swap derivatives.

d)	Modification of financial liabilities measured at amortized cost that do not result in de-recognition

When a financial liability measured at amortized cost is modified without this resulting in de-recognition, a gain or loss should be recognized in profit or loss. Therefore the Group should evaluate the changes to the current accounting policy and should estimate the impacts resulting from the retrospective application from modification gains and losses arising from financial liability from Kallpa bond issuance that are still recognized at the date of initial application of FRS 109, adjustments might have need to be calculated and recorded through opening retained earnings on transition.

Note 3 – Significant Accounting Policies (Cont’d)

2)
Financial Reporting Standards FRS 115 “Revenues from Contracts with Customers” – the Standard replaces (FRS 18 “Revenue”) the presently existing guidelines regarding recognition of revenue from contracts with customers and provides two approaches for recognition of revenue: at one point in time or over time. The model includes five stages for analysis of transactions in order to determine the timing of recognition of the revenue and the amount thereof. In addition, the Standard provides new disclosure requirements that are more extensive that those currently in effect.

The Standard is to be applied for annual periods commencing on January 1, 2018, with the possibility of early adoption. The Standard includes various alternatives with respect to the transitional rules, such that companies may choose one of the following alternatives when applying the Standard for the first time: full retroactive application, full retroactive application with practical relaxations or application of the Standard commencing from the initial application date, while adjusting the balance of the retained earnings as at this date for transactions that have not yet been completed.

The Group has conducted an initial assessment in order to determine the qualitative impacts of the implementation of FRS 115. As of December 31, 2016, the Group is not able to determine quantitative impacts, however, under a qualitative point of view it is expected to have impacts in the following aspects, which are described below according to areas affected by the new standard and for each business unit.

With respect to the power generation business, the Group expects impacts on the following:

ii.
Identification of the contract: Selective Group’s contracts are subject to changes in scope or prices that requires evaluation to determine treatment of modification based on considerations to separate contracts or evaluate as integral part of the original contracts.

iii.
Performance obligations: Recognition of revenue of performance obligations that are currently not accounted for separately such as promises to make available capacity or energy on demand, and renewal options that qualify as a material right. On the other hand, recognition of revenue of transmission services paid on behalf of some customers and subsequently reimbursed are expected not to qualify as separate performance obligations, thus, no gross revenue should be recognized due to the fact that the group would be acting as an agent and a netting presentation of payment of reimbursements in the statement of profit or loss is reasonable.

•
Transaction price: The Group’s contracts with customers contain variable factors that may affect its cash flow, such as stepped pricing, volume discounts, adjustments based on fuel price or operating conditions of Sistema Eléctrico Interconectado Nacional del Peru (“SEIN”) and penalties. All these features may impact the determination of the transaction price, thus, the Group expects the application of a high degree of judgment to estimate the amount of these variable consideration.

•
Allocation of the transaction price: For the allocation of the transaction price, the Group expects certain challenges to determine the stand alone selling prices of the several performance obligations. The Group expects to apply significant judgment to determine the stand-alone selling price for the supply energy and the other performance obligations that are not being separately recognized.

•
Recognition of revenue: Apart from the separation of the transaction prices in various performance obligations, the Group expects no significant impact in the timing of the revenue recognition of the major service (energy and capacity supply), this corresponds to a series of different promises that may be treated as a single performance obligation that may be recognized overtime, similar to the current treatment.

•
Other matters: the Group expects an enhancement in the disclosures that relates to revenue. In addition, with respect to transition, the Group plans to evaluate the results of the initial quantification of the impacts of the new standard for decision-making about the transition method to be applied.

Note 3 – Significant Accounting Policies (Cont’d)

With respect to the distribution business, the Group expects impacts on the following topics:

•	Treatment of modifications of contracts as described in the preceding generation business section above.
•
Performance obligations: Some new performance obligations has been identified, for example, certain administrative activities that the Group carries out on behalf of some customers (municipalities). However, the Group estimate this may be considered as not material obligations.

•
Transaction price: The Group identifies variable consideration associated with unbilled energy. Although, this concept is currently recognized as revenue, it is expected to change the method to quantify it. In addition, considering the collectability criteria are met for those contracts, there is a significant financing component concerning contracts with customers with payment agreements. These agreements allow the customers to pay in arrears (ranging from 8 to 120 months). The practical expedient to not adjust the transaction price for the time value of money cannot be used for payment terms which establish that the period between performance and payment for that performance is more than one year. Another impact is the determination of the discount rate. This rate should reflect the individual credit risk of the specific customer. To date, the discount rate used is that published quarterly by the Regulator, Comisión Nacional de Energía Eléctrica (“CNEE”).

•	Allocation of the transaction price: Similar to the generation business.
•
Other matters: the Group expects an enhancement in the disclosures that relates to revenue. In addition, with respect to transition, the Group plans to evaluate the results of the initial quantification of the impacts of the new standard for decision-making about the transition method to be applied.

In addition, the Group is currently evaluating the impacts on internal controls and processes. The next steps include the preparation of an implementation plan and further trainings to the employees in order to ensure a successful implementation.

3)
Financial Reporting Standards FRS 116 “Leases” - replaces FRS 17 “Leases”. FRS 116's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present. The standard will become effective for annual periods commencing on or after January 1, 2019, with the possibility of early adoption, so long as the Group has also early adopted FRS 115 “Revenue from contracts with customers”. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group’s initial assessment is in progress to examine the impacts for future implementation of FRS 116.

 Note 4 – Determination of Fair Value

As part of its accounting policies and disclosure requirements, management of the Group is required to determine the fair value of both financial and non-financial assets and liabilities. The fair values have been determined for purposes of measurement and/or disclosure based on the following methods. Additional information regarding the assumptions used in determining the fair values is disclosed in the notes relating to that asset or liability. A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values.

When relevant observable market data does not exist, or when observable inputs require significant adjustment based on unobservable inputs, fair values are determined using a valuation technique based primarily on the Company’s internal assumptions about future cash flows and appropriately risk-adjusted discount rates. Regardless of the valuation technique used, that technique should not ignore relevant information and reflect appropriate risk adjustments that market participants would make for credit and liquidity risks.

Based on each valuation scenario, management of the Group will decide on the use of observable transaction prices to the extent they represent the fair value of the instrument and consider using unobservable inputs when it is more appropriate than using observable inputs.  If they do not represent the fair value of the instrument, and significant adjustments need to be made to the observable transaction prices, it might be more appropriate for the Group to use a valuation technique based on unobservable inputs.

In other scenarios, multiple inputs from different sources may collectively provide the best evidence of fair value with the expected cash flows considered alongside such information.  The weighting of these inputs in the fair value measurement would depend on the extent to which they provide information about the fair value of the instrument and are relevant in developing a reasonable estimate of fair value.

A.	Business Combinations

The Group measures the value of the acquired assets, liabilities, and contingent liabilities considering the fair value basis from the date on which the Group took control. The criteria considered to measure the fair value of the main items were the following:

•	Fixed assets were valued considering the market value provided by an appraiser;

•	Intangibles consider the valuation of Concessions;

•	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination;

•	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date

•	Intangibles consider the valuation of its Power Purchase Agreements (PPAs); and,

•	Contingent liabilities were determined over the average probability established by third party legal processes.

B.	Cash Generating Unit for impairment testing

See Note 14.C.

C.	Derivatives

See Note 30 regarding “Financial Instruments”.

D.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31
	2016	2015
	$ thousands
Cash in banks	320,199	277,442
Time deposits (a)	6,436	106,511
Cash and cash equivalents for purposes of the statement of cash flows	326,635	383,953

(a)
Time deposits corresponds to short-term investments made for periods ranging from one day to three months, depending on immediate cash requirements of the Group, and earn interest at short-term deposit rates in US Dollars and other currencies ranging from 0.01% to 4.00% per annum.

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 31 “Financial Instruments”.

Note 6 – Short-Term investments and deposits

	As at December 31
	2016	2015
	$ thousands
Short-term bank deposits (a)	—	50,000
Restricted Cash (b)	89,475	251,955
	89,475	301,955
Other	70	6,747
	89,545	308,702

(a)	As at December 31, 2015, corresponds to 180-day time deposits set by Inkia Americas Holdings Ltd from the proceeds of the Inkia Holdings Limited (“Acter sale”).

(b)
Corresponds to amounts held in escrow accounts as collateral for loans and contractual obligations, such as debt service reserve accounts and time deposits that guarantee letters of credit. They earn interest at market interest rates of 0.01% to 6.2%. As at December 31, 2015, it included mainly $117 million in I.C. Power Distribution Holdings Pte. Ltd.  for the acquisition of Energuate and $50 million of distributions received by I.C. Power Israel Ltd. (“ICPI”) for the payment of mezzanine Loan-Tranch A made in January 2016.

Note 7 – Trade Receivables, Net

	As at December 31
	2016	2015
	$ thousands
Trade Receivables	285,100	123,377
Less – allowance for doubtful debts	(568)	(104)
	284,532	123,273

Note 8 – Other Current Assets

	As at December 31
	2016	2015
	$ thousands
Government agencies (a)	14,677	23,267
Insurance claims (b)	8,809	3,944
Advances to suppliers	141	306
Transmission line sale (c)	4,200	—
Transaction costs Energuate	1,903	—
Derivative instruments	1,831	—
Selective consumption tax on heavy fuel oil (d)	940	—
Prepaid expenses	6,039	9,489
Other receivables	11,233	8,254
	49,773	45,260

a.
The balance corresponds mainly to the VAT incurred in the construction of CDA and Samay I (“Puerto Bravo”) projects. Both projects have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.

b.
As of December 31, 2016, it corresponds to the accounts receivables recorded in Samay I and Corinto in relation to its insurance claims for property damage and business interruption by $8 million and $750 thousand, respectively. As of December 31, 2015, it corresponds to the accounts receivables recorded in Amayo II and Cobee related to its insurance claims for Business Interruption and for property damage by $2 million and $2 million, respectively.

c.	As of December 31, 2016, it corresponds to the sale of the transmission line of a Corinto and Amayo I to Empresa Nacional de Transmision Electrica (“ENATREL”).

d.
During 2016, the Dominican Republic Government, enacted the Decree No. 275-16 which establishes a system of reimbursement of Selective Consumption Tax on fossil fuels and petroleum products to individual or legal entities, including generation companies. The Decree sets out a payment in advance for fuels purchased which will be reimbursed as they are consumed.

Note 9 – Inventories

	As at December 31
	2016	2015
	$ thousands
Fuel (a)	42,105	5,786
Spare parts (b)	49,554	44,565
	91,659	50,351

(a)
The plants in El Salvador, Nicaragua, Guatemala, Jamaica and Dominican Republic consume heavy fuel, and the plants in Chile and Samay I in Peru consume diesel for the generation of electric energy. These plants must purchase fuel in the international market and import it into the respective countries. As of December 31, 2016, $30 million corresponds to Samay I’s diesel inventory. According to its Concession agreement, Samay I must keep the equivalent of 15 days of fuel autonomy as cold reserve. The plants must take into consideration demand for the electric energy, available supply and transportation cost and timing when purchasing fuel.

(b)	Corresponds to spare parts held in storage to be used in maintenance work.

During 2016, the Group recognized inventory write downs of $135 thousand charged to cost of sales to present its fuel inventories at net realizable value ($623 thousand during 2015).

Note 10 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros*
	As at December 31
	2016	2015	2016	2015
	$ thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	50%	50%

Current assets	465,892	616,279	259,804	235,084
Non-current assets	1,237,740	1,296,035	1,273,862	1,430,156
Current liabilities	(530,842)	(610,933)	(773,946)	(888,354)
Non-current liabilities	(1,273,447)	(1,222,639)	(695,484)	(746,740)
Non-controlling interests	(3,125)	(3,976)	—	—
Total net assets attributable to the Group	(103,782)	74,766	64,236	30,146

Share of Group in net assets	(33,210)	23,925	32,118	15,073
Adjustments:
Excess cost	114,953	177,360	—	—
Loans	—	—	55,798	109,393
Financial guarantee	—	—	29,677	34,263
Book value of investment	81,743	201,285	117,593	158,729

*
Qoros is a joint venture (See Note 10.C.b). The current assets include cash and cash equivalent of $67 million (2015: $40 million). The current and non-current liabilities excluding trade and other payables and provisions amount to $1.1 billion (2015: $1.2 billion).

Note 10 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM		Tower*	Qoros**
	For the year ended December 31
	2016	2015	2015	2016	2015
	$ thousands

Revenues	2,539,296	2,991,135	461,778	377,456	232,114

(Loss) / income ***	(168,290)	2,253	(737)	(285,069)	(392,427)

Other comprehensive (loss) / income ***	(12,351)	(1,948)	—	7	(19)

Total comprehensive (loss) / income	(180,641)	305	(737)	(285,062)	(392,446)

Kenon’s share of comprehensive
(loss) / income	(57,805)	98	(189)	(142,531)	(196,223)

Adjustments	9,856	9,418	(609)	(3)	—

Kenon’s share of comprehensive
(Loss) / Income presented in the books	(47,949)	9,516	(798)	(142,534)	(196,223)

*	Distributed as dividend-in-kind in July 2015 (see Note 10.C.c). Results of operations for 2015 corresponds to the six months ended June 30, 2015.

**
Qoros is a joint venture (See Note 10.C.b). The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during the year were $119 million, $2 million, $63 million and $37 thousand (2015: $75 million, $2 million, $2 million and $92 thousand) respectively.

***	Excludes portion attributable to non-controlling interest.

Note 10 – Investment in Associated Companies (Cont’d)

B.	Associated companies that are individually immaterial

	Associated Companies
	As at December 31
	2016	2015
	$ thousands

Book value of investments as at December 31	8,897	9,008

Share of Group in income	939	123
Share of Group in other comprehensive (loss)/income	-	-

Share of Group in total comprehensive (loss)/income	939	123

C.	Additional information

a.	ZIM

1.
The container shipping industry is dynamic and volatile and has been marked in recent years by instability as a result of a prolonged global economic crisis, continued deterioration of market environment which is characterized by slower growth of demand and worsening overcapacity combined with increased uncertainty due to the realigning of global alliances. This situation combined with carriers' ambitions to increase and protect their market share led freight rates to fall sharply in most of the trades, mainly since the second half of 2015. The first half of 2016 continued to be very challenging. Container freight rates hit historical lows across major trades, as new vessel capacity was added, while market demand remained weak. During the second half of 2016, freight rates have increased in certain trades, following a filing for court receivership by one of the top ten companies in the industry.

With the continuous deterioration in the shipping business environment and volatile bunker prices, ZIM's management continues to improve its operational results and liquidity position by optimizing ZIM's network rationalizations including establishment of new partnerships, invest in upgrading customer services and constantly strive to create and maintain efficiencies and cost reductions.

However, continuation of this trend could negatively affect the entire industry and also affect the ZIM's business, financial position, assets value, results of operations, cash flows and compliance with certain financial covenants.

As of December 31, 2016, ZIM had a net deficit of $101 million (compared to net equity of $79 million as of December 31, 2015) and it had negative working capital of $65 million (compared to positive working capital of $5 million as of December 31, 2015).

During the year ended December 31, 2016, ZIM incurred an operating loss of $52 million (compared to operating profit of $98 million during the year ended December 31, 2015 and net loss of $164 million (compared to net profit of $7 million during the year ended December 31, 2015).

As at December 31, 2016, ZIM complies with its amended financial covenants, ZIM’s liquidity amounts to $182 million (Minimum Liquidity required is $125 million) - see also Note 10.C.a.2(ii).

Note 10 – Investment in Associated Companies (Cont’d)

In order to improve its financial position and liquidity, ZIM took the following steps:

(i)	ZIM approached some of its creditors and lessors of vessels and equipment, for the purpose of rescheduling payments.

Below are the main components of the agreements reached:

a.
Deferral of payments in a total amount of approximately $116 million (the "Deferred Amounts"), during a period of up to 12 months starting on September 30, 2016. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight line basis and will end on December 31, 2020 (the "Repayment Period"). In case any of the respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

b.	The Deferred Amounts bear interest, at an annual rate of LIBOR + 2.8% paid quarterly in cash.

c.
ZIM granted security over its rights and interests derived from certain of its receivables, for securing the repayment of the Deferred Amounts. The balance of the secured Deferred Amounts as of December 31, 2016 amounted to $41 million.

d.	With respect to excess cash, as defined in the rescheduling agreement, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

The binding approvals of these agreements were obtained and the modified terms of these agreements were applied in ZIM's financial statements in the fourth quarter. In this respect, certain agreements of containers leases previously classified as operational leases were reclassified as financial leases, resulting in recognition of additional assets and liabilities in a total amount of $73 million.

(ii)	ZIM obtained amendments to its financial covenants. Accordingly, below are the current financial covenants of ZIM:

1)	Fixed Charge Cover ratio - The required ratio will be assessed on March 31, 2018 onwards, and will gradually increase from 0.78:1 as required on March 31, 2018 to 0.99:1 as required on March 31, 2019 and remain at that level thereafter.

2)
Total Leverage ratio - The required ratio will be assessed on March 31, 2018 onwards, and will gradually decrease from 23.69:1 as required on March 31, 2018 to 6.64:1 as required on December 31, 2018 and remain at that level thereafter.

3)
Minimum Liquidity – This covenant was amended as from March 31, 2016 to include all cash and cash equivalents available to ZIM without any restrictions. In addition, during 2016 and through (and including) September 30, 2016, ZIM was required to stand a minimum liquidity of $150 million. At December 31, 2016 ZIM is in compliance with its financial covenants with liquidity amounting to $182 million (Minimum Liquidity required is $125 million).

ZIM's financial position, liquidity and the risk of deviation from financial covenants depend on the recovery of the shipping industry and especially the freight rates. Current economic conditions make forecasting difficult, and there is possibility that actual performance may be materially different from ZIM's management plans and expectations.

In the opinion of ZIM's management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendment, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

Note 10 – Investment in Associated Companies (Cont’d)

2.
The recent trends in the shipping industry, in particular the uncertainty of global markets due to continued conflicts in Middle East, continued decline in trade volumes and freight rates, vessel capacity oversupply, rebalancing of the Chinese economy away from manufacturing and exports towards domestic consumption, and the Panama Canal expansion have an adverse effect on ZIM’s results.

As of June 30, 2016, ZIM tested its assets for impairment based on FRS 36, where ZIM operates an integrated liner network, as one cash-generating unit (“CGU”). ZIM estimated its recoverable amount on the basis of fair value less costs to sell, using the discounted cash flow (“DCF”) method, measured at Level 3 fair value measurement under FRS 113 “Fair Value Measurement”. The impairment test resulted with a recoverable amount exceeding the carrying amount of the CGU with a range between $291 million and $330 million, and therefore no impairment was recognized. Although ZIM believes the assumptions used for impairment are reasonable and acceptable, no assurance can be made against the level of bunker prices and freight rates sustainability.

Kenon, independently and separately from ZIM, appointed a third-party to perform a valuation of its 32% equity investment in ZIM in accordance with FRS 28 Investments in Associates and FRS 36 Impairment of Assets. On October 3, 2016 Kenon concluded that as of June 30, 2016, the carrying amount of the investment in ZIM is higher than the recoverable amount, and therefore, Kenon recognized impairment losses of $72 million in its financial statements in respect of its investment in ZIM.

The impairment losses recognized by Kenon was mainly in relation to goodwill and other fair value adjustments recognized by Kenon as part of its investment in ZIM.

For the purposes of management’s impairment evaluation of the Group’s investment, ZIM, which operates integrated network liner activity, has one CGU, which consists of all of ZIM’s assets. The recoverable amount is based on the higher of the value in use and the fair value less cost of disposal (“FVLCOD”). The valuation is predominantly based on publicly available information and earnings of ZIM over the 12-month periods to both March and June 2016. The valuation approach was based on the equity method, recognizing the cost of investment and share of losses in ZIM, and subsequently to assess a maintainable level of earnings to form a view on the appropriate valuation range as at June 30, 2016.

During the recent valuation, due to the uncertainty experienced in shipping sector, and a limited evidence of a sustained industry recovery as at June 30, 2016, the following data points and benchmarks were considered by the independent valuer:

A.	The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the actual EBITDA for the 12-month to March 31, 2016 and the 12-month to June 30, 2016; and,

B.
The implied EV/EBITDA range based on the indicative range of fair values for Kenon’s 32% stake in ZIM and the estimated sustainable EBITDA computed based on a 5% margin and actual revenue for the 12-month to March 31, 2016. The estimated maintainable margin was based on a 30% discount applied to analyst estimate of the industry margin.

The independent valuer arrived at a range of equity valued between $60 - $120 million after adjustments for Net Debt. The fair value measurement was categorized as Level 3 fair value based on the inputs in the valuation technique used.

Based on the valuation range abovementioned, Kenon adopted the mid-point value of $90 million to appropriately reflect the relevant carrying value of Kenon’s investment in ZIM as at June 30, 2016.

3.	In 2015, ZIM recognized an impairment of the vessels held for sale in an amount of $7 million as impairment under other operating expenses.

4.
During 2015, ZIM sold all of its holdings in an associated company which resulted in a disposal gain of $32 million recognized in ZIM’s financial statements. Kenon's share of the disposal gain is $10 million and is recognized in share of net income and losses from associated companies.

5.
During 2016, ZIM sold a portion of its holdings in an associated company and ceased to have significant influence over such investee. ZIM recognized a disposal gain in an amount of $16 million, Kenon's share of the disposal gain is $5 million and is recognized in share of net income and losses from associated companies.

Note 10 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2016, the Group holds, through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”) the equity interest of Qoros in a 50/50 agreement with a Chinese vehicle manufacturer – Chery Automobiles Limited (“Chery”), which is engaged in manufacture of vehicles using advanced technology, and marketing and distribution of the vehicles worldwide under a quality brand name.

2.	As at December 31, 2016, Kenon’s investment in Qoros amounts to $117 million (December 31, 2015 – $159 million).

3.
In January and February 2016, Kenon and Wuhu Chery each, through Quantum, a Kenon subsidiary, provided a RMB275 million ($42 million) convertible loan to Qoros to support its working capital requirements.

During 2015, Kenon and Chery each, through a subsidiary, provided a RMB800 million ($130 million) convertible loan to Qoros to support its ongoing development.

4.
Qoros incurred a net loss of RMB 1.9 billion (approximately $284 million) and had net current liabilities of approximately RMB 3.57 billion (approximately $515 million) for the year ended December 31, 2016 (RMB 2.48 billion (approximately $372 million) and RMB 4.24 billion (approximately $610 million) as of December 31, 2015 respectively).

Qoros had given careful consideration to the future of liquidity of Qoros and its available sources of finance in assessing whether Qoros will have sufficient financial resources to continue as a going concern, with unused bank loan facilities of RMB 205 million (approximately $29 million) as at 31 December 2016, with plans to refinance most of its short-term loans in 2017.

5.	Ansonia Loans

a.	Overview

On April 22 and September 2, 2016, Ansonia Holdings Singapore B.V. ("Ansonia"), which owns approximately 58% of the outstanding shares of Kenon, entered an agreement to provide loans (“Ansonia loans”) in an aggregate amount of up to RMB 450 million ($72 million) with an interest rate of 6% per annum, subjected to late payment penalty interest calculated by increasing the prevailing loan interest rate to 120%, through Quantum, to support Qoros. Wuhu Chery completed its provision of loans to Qoros in the same amount and on similar conditions.  Set forth below is an overview of the Ansonia loans as of December 31, 2016:

Date Granted	RMB million	Plus certain interest	Convertible into Equity Discount Rate [1]	Loan Transfer Date from Quantum to Qoros [2]
Tranche 1 / Apr 2016	150	6%	10%	May 20, 2016
Tranche 2 / Apr 2016	150			June 28, 2016
Tranche 3 / Sep 2016	150		25%	September 6, 2016
Total	450 ($72 million)

1.  To facilitate potential investment by a third party in Qoros, Ansonia loans are automatically convertible into equity in Quantum in the event of a third-party financing at Qoros meets certain conditions, or when Ansonia loans are repaid in relation to such third-party financing. The loans will be convertible into equity of Quantum at a 10% (Tranche 1 and 2) and at a 25% discount (Tranche 3) discount to the implied value of Qoros based upon the third-party financing.
2.  Loans carry the same term of 9 months from the first transfer date

As of December 31, 2016, Kenon engaged a third party to perform the fair value of the Ansonia loans that amounted to RMB 450 million (approximately $72 million) and were valued at approximately RMB 303 million ($45 million; loan $16 million and equity derivative $29 million). The accounting for Ansonia loans at fair value gain are measured in accordance with FRS 39.

Note 10 – Investment in Associated Companies (Cont’d)

b.	Repayment of the Ansonia loans

i.
Ansonia loans to Quantum are non-recourse to Kenon, and limited recourse to Quantum. Quantum’s obligations to repay these loans when Quantum receives loan repayments from Qoros; or Quantum sells all or portion of its interest in Qoros.

ii.
Qoros has agreed to secure and undertaken to enter into the pledge for the Quantum and Wuhu Chery loans with certain collateral. The pledge is subjected to approvals to be received. Qoros' pledge of this collateral will be released upon a conversion of the shareholder loans into equity (as described below) or upon repayment.

iii.	Quantum agreed to assign its rights, title and interests in the collateral securing these loans to Ansonia.

iv.	Ansonia loans can be repaid by Quantum without penalty or premium prior to the conversion into Equity of Quantum.

c.	Conversion of the Ansonia loans into Equity (“Conversion”)

Upon the conversion, Kenon's indirect interest in Qoros will be diluted. From the point of the conversion until the third anniversary of such conversion, Ansonia will have the option to convert its equity in Quantum into an equivalent value of equity in Qoros, subject to regulatory acceptance, Qoros', Chery's and Wuhu Chery's approvals.

In view of Qoros' financing needs, Kenon believes that the amendment of the Loan Agreement to facilitate the Third Tranche, is in the best interests of Kenon and its shareholders. As Ansonia is a major shareholder in Kenon, this transaction has been reviewed and approved by Kenon in accordance with its related party transaction policy.

6.	Financial Guarantees Provisions in 2016

On June 30, 2016, Kenon increased its previously recognized provision of $30 million to $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognized a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

7.	Financial Guarantees Release from 2016

On December 25, 2016. Kenon has agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery has been reduced by RMB250 million as follows. As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) have been reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest described in the table below) has been reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia has committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

As at December 31, 2016, Kenon’s back-to-back guarantee obligations to Chery is RMB 850 million including any interest and charges (approximately $119 million).

Chery has agreed to make a corresponding RMB250 million loan to Qoros. The proceeds of these loans will be used to support Qoros’ ordinary course working capital requirements and Qoros’ investments in new initiatives, such as new-energy vehicles, while it continues its fund raising efforts.

As part of this transaction, Quantum has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding shares to meet its pledge obligations under a Qoros RMB 1.2 billion loan facility with EXIM Bank. The number of Qoros shares pledged to Chery is subject to adjustment from time to time. In certain circumstances Quantum must pledge additional shares (to the extent it has unencumbered shares), and in other circumstances the pledged shares may be released and the borrowed shares must be returned, e.g., in the event that Quantum is required to pledge additional shares to secure the RMB1.2 billion EXIM Bank facility (Quantum has previously pledged a significant portion of its Qoros shares to secure Qoros’ obligations under Qoros’ RMB 1.2 billion loan facility with EXIM Bank).

Kenon has been informed that, in order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder has given certain undertakings to Chery with respect to the released guarantee obligations.

Note 10 – Investment in Associated Companies (Cont’d)

a.	Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros' debt as of December 31, 2016:

Date Granted	Qoros Credit Facility (EXIM Bank loan facility)	Kenon Maximum Guarantee Obligation prior to Guarantee Release described above	Kenon Maximum Guarantee Obligation after Guarantee Release
	RMB million
				Plus certain interest and fees
Spin-Off / November 2015	3,000	750	475 ($69 million)[1,2]	-
May / November 2015	700	350 [3]	350 ($51 million)[3]	60 [3]
Total[4]		1,100 ($160 million) [1,2]	825 ($120 million)[1,2]	60 ($9 million)[3]

1.
In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion, Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion. This is subject to the reduction of Kenon’s back-to-back guarantee obligations by one-third as described above.

2.
Following the reduction in back-to-back guarantee obligations of Kenon as described above, Kenon’s maximum guarantee obligations (subject to certain obligations to negotiate fees and interest.) in respect of Qoros’ RMB3 billion facility have been reduced to RMB500 million. Pursuant to the Ansonia Commitment described above, Ansonia has agreed to pay up to RMB25 million (approximately $4 million) to Kenon in certain circumstances in the event that Kenon is required to make payments on its back-to-back guarantees under the RMB3 billion facility; any payment by Ansonia would be made only after all obligations under Kenon’s back-to-back guarantees in excess of the amount of the Ansonia Commitment have been satisfied. Giving effect to the Ansonia Commitment, Kenon’s effective maximum guarantee obligations are RMB475 million.

3.
In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

4.
Table does not include pledges. Quantum has pledged a significant portion of its Qoros shares to EXIM Bank to secure Qoros’ obligations under the RMB1.2 billion EXIM Bank facility. Quantum has also pledged Qoros shares to Chery as described above. (For further information, See Note 10.C.b.8)

8.	Financial Guarantees Release from 2017

On March 10, 2017, Kenon announces that it has agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $63 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees and the provision of the Second Tranche Loans shall be at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% for Kenon and 50% on behalf of Chery. Kenon will also pledge Qoros shares to Chery (as discussed below) in relation to the remaining 50% of the guarantee reduction.

Kenon agreed to provide an additional RMB388.5 million to Qoros (the "Second Tranche Loans") on similar terms (subject to the signing of additional agreements and certain other conditions) in relation to a further RMB425 million reduction in its back-to-back guarantees, which will release Kenon completely from all of its back-to-back guarantee obligations to Chery.

In the event that Chery's obligations under its guarantees are reduced, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Quantum will pledge approximately 10.3% of the outstanding shares of Qoros to Chery in relation to 50% of the guarantee releases, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases.

Note 10 – Investment in Associated Companies (Cont’d)

In addition, Chery may also borrow from Quantum 5% of Qoros' outstanding shares in relation to Kenon's provision of the First Tranche Loans and the Second Tranche Loans. The number of Qoros shares pledged to Chery which are borrowed from Quantum is subject to adjustment from time to time.

Set forth below is an overview of the RMB850 million back-to-back guarantees provided by Kenon in respect of Qoros' indebtedness, reflecting the reduction of the back-to-back guarantees described above:

Loans	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Investment	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Investment	Pledge of Qoros Shares in relation to Investment
		in RMB million
First Tranche	March 2017	388.5	850 [1]	425 [3]	425	5.17%
Second Tranche	At Kenon's discretion	388.5	425	425 [3]	—	5.17%
Total		777	—	850 [3]	—	10.3%[2]

1. Kenon's major shareholder Ansonia Holdings Singapore B.V. has committed to fund RMB25 million (approximately $4 million) of Kenon's back-to-back guarantee obligations in certain circumstances.
2. Excludes up to 5% of Qoros shares which Chery may borrow from Quantum to meet its pledge obligations under the Qoros RMB1.2 billion loan facility, as discussed above.
3. Plus interest and fees.

Following the pledges above, and taking account of prior pledges by Quantum of Qoros shares to Qoros' lenders and to Chery, substantially all of Kenon's interest in Qoros will be pledged, or could be pledged pursuant to the equity borrowing arrangements with Chery described above.

The proceeds of the First Tranche Loans will be used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts. The transactions enable Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

9.	Background of Financial Guarantees

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion ($242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion ($482 million). In November 2015, Kenon has provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of certain of Qoros’ indebtedness and has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ RMB3 billion credit facility are equal in proportion; Kenon has similarly agreed to try to find an acceptable solution in respect of Kenon’s and Chery’s liabilities for the indebtedness of Qoros under Qoros’ 1.5 RMB billion facility, but without any obligation on Kenon to be liable for more than the amount set forth in its back-to-back guarantee to Chery. As a result, if Qoros is unable to meet its operating expenses or is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. In a back-to-back arrangement Kenon committed to Chery to pay half of every amount it will be required to pay with respect to the above-mentioned guarantee (“the 2012 Guarantee"). The fair value of the guarantee has been recorded in the financial statements.

Prior to Kenon’s spin-off from IC, IC provided the 2012 Guarantee to Qoros. This guarantee by IC is a back-to-back guarantee of Chery’s guarantee of up to RMB1.5 billion (approximately $240 million) under this credit facility, and the obligation of IC under this back-to-back guarantee is up to RMB888 million (approximately $142 million), including related interest and fees. In relation to Kenon’s spin-off from IC, IC continued to provide this guarantee and Kenon entered into a$200 million credit facility with IC, and to the extent that IC is required to make payments under its back-to-back guarantee in respect of Qoros’ credit facility, the amount of the loans owed by Kenon to IC under the credit facility will be increased accordingly.

On February 12, 2015, Kenon has agreed to provide a RMB400 million (approximately $64 million) loan to Qoros to support its ongoing development, and in relation to the provision of this loan, IC’s back-to-back guarantee of Qoros’ debt was released in full. Chery’s guarantee under the Qoros facility of up to RMB1.5 billion (approximately $240 million) is not being released in relation to the release of IC’s back-to-back guarantees and, as described above, in November 2015 Kenon has provided back-to-back guarantees to Chery of RMB750 million.

Note 10 – Investment in Associated Companies (Cont’d)

b.
On May 12, 2015, Qoros has signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million ($108 million) or in USD not exceeding the equivalent to RMB480 million ($78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was secured by Chery Automobile Co., Ltd (“Chery Guarantee Deed”) and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion ($0.5 billion). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

With relation to the above, Kenon provided a RMB350 million ($54 million) guarantee of this financing agreement to Chery for up to 50% of Chery’s Guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million ($108 million) with an interest rate of 5.39% (RMB 700 million as at December 31, 2015). The fair value of the guarantee has been recorded in the financial statements.

d.
On May 15, 2015, Kenon and Chery each provided a RMB400 million ($65 million) loan to Qoros to support its ongoing development. RMB25 million ($5 million) of each loan can be converted into equity on conditions set out in the agreement. As a result, Kenon’s ownership percentage in Qoros will not increase upon Qoros’ full, or partial, conversion of Kenon’s RMB400 million ($65 million) shareholder loan into equity.

Kenon expects all, or a portion, of the shareholder loans to convert into additional equity in Qoros upon the satisfaction of certain conditions, including the approval by the relevant Chinese authority.

Kenon funded the RMB400 million ($65 million) shareholder loan through drawdowns of $65 million under a Credit Facility with its former parent, IC as disclosed in Note 1.B.

e.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion ($200 million as of August 7, 2014) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, liabilities, provisions regarding covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The lien agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to exercise the lien, certain representations and covenants, and provisions regarding the registration and approval of the lien.

As part of the reduction of guarantee obligations in Note 10.C.b.7, Kenon has pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility. As of December 31, 2016, in relation to this loan facility of RMB 1.2 billion, Kenon and Chery have each pledged 22.6% of its equity interest in Qoros.

10.	Business Plans

a.
In September 2014, Qoros’ board of directors reviewed a business development plan for the next ten years. Subsequently, Qoros’ board of directors approved a five-year business plan, which reflected lower forecasted sales volumes and assumed the minimal level of capital expenditure necessary for such sales volumes. As a result, Qoros management performed impairment tests in October 2015 and February 2016. In March 2017, Qoros’ board of directors approved a new business development plan for the next five years. As a result, Qoros management performed impairment tests in March 2017 on Qoros’ operating assets as of December 31, 2016 and intangible assets.

Based on Qoros’ 2017 business plan, cash flow forecast, unutilised bank loan facilities and the plan to refinance the existing short term loans, Qoros’ is projected to generate sufficient cash flows to meet its liabilities over the next twelve months from 31 December 2016. In preparing the cash flow forecast, Qoros considered the unused bank loan facilities of RMB 205 million (approximately $29 million), the roll forward of its short-term loans from banks, and Qoros’ management opinion that the assumptions which are included in the cash flow forecast are reasonable.  Accordingly, the consolidated financial statements have been prepared on a going concern basis.  In the event where Qoros is unable to continue as a going concern, then this could have a material impact on Qoros’ ability to realise their assets at their recognised values and to fulfill liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

The recoverable amount of this CGU containing the intangible asset which is not available for use yet has been determined based on fair value less costs of disposal using discounted cash flow projections.  These calculations were based on the cash flow projections from the 2017 business plan approved by management covering a five-year period ending 31 December 2021 and the terminal value.  Cash flows beyond the five-year period are extrapolated using an estimated weighted average growth rate of 3% which is consistent with the forecasts included in independent expert report.  The growth rates used do not exceed the long-term average growth rates for the business in which the CGU operates.

Note 10 – Investment in Associated Companies (Cont’d)

Qoros concluded that the recoverable amount of its CGU was higher than the carrying value (adjusted for depreciation and amortization). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal and its value in use, using discounted cashflow method. Therefore, no impairment was recognized in Qoros’ December 31, 2016 financial statements in respect of its CGU.

Although Qoros believes the assumptions used to evaluate the potential impairment of its assets are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to future levels of cars produced or sold by Qoros, the development of Qoros’ distribution and dealer network, and Qoros’ utilization of its facility.

The analysis for the impairment test is sensitive to variances in each of the assumptions used and if the assumptions used by Qoros to evaluate the potential impairment of its assets change, Qoros may recognize significant impairment charges in its financial statements in the future. Qoros management has determined that the forecasted volume of sales and Qoros’ receipt of certain subsidies from local Chinese governments are the most important elements of Qoros’ business plan and accordingly are the most sensitive key assumptions for which there reasonably could be a possible change that could cause the carrying amount of Qoros’ CGU to exceed the recoverable amount.

The conclusion of its asset evaluation and future liquidity from available sources of finance through, renewal of borrowings, rollover financing, additional shareholder loans and steps to improve its working capital, provides Qoros its  future financial resources.

c.	Tower

1.
In March 2015, Tower accelerated the conversion of $80 million of its outstanding Series F Bonds into ordinary shares of Tower. As a result of the issuance of shares, Kenon's interest in Tower was reduced from 29% to 23% of Tower’s equity and Kenon realized a dilution gain of $32 million.

2.
On May 27, 2015, Kenon’s shareholders approved a capital reduction, contingent upon the approval of the High Court of the Republic of Singapore, to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon, to holders of Kenon’s ordinary shares. On June 25, 2015, the High Court of the Republic of Singapore approved the reduction of Kenon’s issued share capital, enabling Kenon to declare a distribution of some, or all, of its interest in Tower by distribution in specie. On June 30, 2015, the investment in Tower was reclassified to Assets held for distribution.

3.
On July 7, 2015, Kenon’s board of directors declared a pro rata distribution (the “Distribution”) in specie of 18,030,041 ordinary shares of Tower (the “Tower Shares”) to Kenon’s shareholders of record as of the close of trading on July 20, 2015 (the “Record Date”). The Distribution occurred on July 23, 2015 (the “Distribution Date”) and is one of the first key steps in the implementation of Kenon’s strategy, which provided Kenon Shareholders with direct access to Tower, which Kenon believes is in the best interests of its shareholders.

4.
The Tower Shares to be distributed in the Distribution represent all of the shares in Tower owned by Kenon, excluding the 1,669,795 shares in Tower underlying certain warrants held by Kenon. As of July 7, 2015, Kenon had 53,682,994 ordinary shares outstanding. Accordingly, each Kenon Shareholder as of the Record Date received approximately 0.335861 of a Tower Share for every Kenon Share held by such shareholder as of the Record Date. The fair value of the distribution in kind amounts to $255 million. As a result of this distribution, the Group recognized a gain from distribution of dividend in kind of $210 million. The gain arose from the difference between the fair value of the distribution and the carrying amount of the investment as required by INT FRS 117 Distributions of non-cash assets to owners.

5.
After the distribution, Kenon beneficially owned 1,669,795 Warrants representing approximately 2.0% of outstanding Ordinary Shares of Tower. On August 5, 2016, Kenon sold 1,699,795 Series 9 Warrants of Tower for proceeds of approximately $11.4 million.

Note 10 – Investment in Associated Companies (Cont’d)

D.	Details regarding dividends received from associated companies

	For the Year Ended December 31
	2016	2015
	$ thousands
From associated companies	743	4,487

E.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM have reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

The Special State Share, and the permit which accompanies it, also imposes transferability restrictions on our equity interest in ZIM. Furthermore, although there are no contractual restrictions on any sales of our shares by our controlling shareholders, if major shareholders’ ownership interest in Kenon (controlling shareholders of Kenon) is less than 36%, or major shareholders cease to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM (e.g., Kenon’s right to vote and receive dividends in respect of its ZIM shares),will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in major shareholders’ ownership or “control” (as defined in the State of Israel consent received by IC in relation to the spin-off). The State of Israel may also revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM, or if the cancellation of the provisions of the Special State Share with respect to a person holding shares in ZIM contrary to the Special State Share’s provisions apply (without limitation).

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 11 – Subsidiaries

A.	Investments

1.	I.C. Power

a.	Subsidiaries acquired in 2016

On December 29, 2015, I.C. Power Distribution Holdings Pte Ltd (“ICP Distribution”) entered into an agreement with Deorsa-Deocsa Holdings Ltd. to acquire 100% of the shares of Estrella Cooperatief BA, a holding company that indirectly owned two distribution companies in Guatemala (90.6% of Distribuidora de Electricidad de Occidente S.A.-DEOCSA and 92.68% of Distribuidora de Electricidad de Oriente S.A.-DEORSA) and 100% of two smaller related businesses (Redes Electricas de Centroamerica S.A.-RECSA and Comercializadora Guatemalteca Mayorista de Electricidad S.A.-GUATEMEL), collectively referred as “Energuate” for a purchase price equal to (i) the base purchase price, plus (ii) the deferred payment, and (iii) the final adjustment amount.

On January 22, 2016, ICP Distribution acquired Estrella Cooperatief BA for a total consideration of $266 million which included a base price of $243 million paid at the closing date and a deferred payment of $24 million which was paid on April 12, 2016. The consideration agreed is subject to working capital adjustments.

i.	Consideration transferred

The following table summarizes the acquisition-date fair value of each major class of consideration transferred:

$ thousands
Cash consideration paid	242,536
Deferred payment	23,750
Total cash consideration paid	266,286

$ thousands
Cash consideration paid	266,286
Cash and cash equivalents acquired	(60,227)
Net cash outflow used on acquisition	206,059

ii.	Identifiable assets acquired and liabilities assumed

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Note	$ thousands
Property, plant and equipment	13.A	392,495
Intangibles	14.A	195,148
Deferred income tax assets, net		20,289
Trade receivables, net		100,508
Cash and cash equivalents		60,227
Other assets		22,457
Loan from bank and others		(288,290)
Deferred income tax liabilities		(54,642)
Trade payables		(108,193)
Guarantee deposits from customers		(51,072)
Other liabilities		(39,418)
Fair value of total identifiable net assets acquired		249,509

Note 11 – Subsidiaries (Cont’d)

iii.	Measurement of fair values

I.C. Power has measured the value of the acquired assets and liabilities at fair value on January 22, 2016, the date in which the Company gained control over Estrella Cooperatief BA. Additional information regarding the fair value measurement of the main items acquired is as follows:

▪	Fixed assets were valued considering the market value provided by an appraiser;
▪	Intangibles consider the valuation of its Concessions;
▪	Deferred taxes were valued based on the temporary differences between the accounting and tax basis of the business combination; and,
▪	Non-controlling interests were measured as a proportional basis of the net assets identified on the acquisition date.

iv.	Goodwill

Goodwill arising from the acquisition has been recognized as follows:

$ thousands
Total consideration transferred	266,286
Non-controlling interest	20,325
Fair value of identifiable net assets	(249,509)
Goodwill*	37,102

* This amount is not deductible for tax purposes and was determined in Guatemalan Quetzals.

Goodwill is explained by the strategic interest of I.C. Power to expand its presence in distribution business. The goodwill is attributable mainly to the synergy from the acquisition of the complimentary business in I.C. Power.

v.	Recognition of revenues and profit or loss

During the period from the acquisition date to December 31, 2016, the revenues and profit or loss contributed by Estrella Cooperatief BA. to the consolidated results are $515 million and $29 million respectively. If the acquisition had occurred on January 1, 2016, the Group’s management estimates that consolidated revenue would have been $551 million, and consolidated profit for the period would be $30 million. In determining these amounts, it was assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016.

Note 11 – Subsidiaries (Cont’d)

b.	Subsidiaries acquired in 2015

1.	Advanced Integrated Energy Ltd.

On June 8, 2015 I.C. Power executed an agreement with Hadera Paper Ltd (“Hadera Paper”)., pursuant to which I.C. Power agreed to acquire from Hadera Paper 100% of the shares in Advanced Integrated Energy Ltd. (“AIE”) and the Hadera Paper’s energy center. AIE holds a conditional license for the construction of a 120MW cogeneration power station in Israel. The total payment amounted to NIS 60 million (approximately $15.7 million) which involved two transactions:

i.
A business combination in the amount of NIS 36 million ($9 million) as follows: (i) On August 10, 2015, after fulfilling the conditions precedent contemplated in the aforementioned agreement, I.C. Power completed the acquisition of AIE and paid NIS 1.8 million (approximately $460 thousand) to Hadera Paper Ltd. for the acquisition of the shares. (ii) I.C. Power through AIE paid NIS 34 million (approximately $9 million) for the repayment of the loan between Hadera Paper Ltd. and its former shareholder.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition:

$ thousands
Property, plant and equipment	8,981
Intangible	464
Deferred income tax liabilities	(123)
Total identifiable net assets acquired	9,322
Total consideration	(9,441)
Goodwill	119

ii.	AEI acquired of Hadera Paper’s energy center in the aggregate amount of NIS 24 million (approximately $6 million). The Hadera Paper’s energy center generates electricity with a 18MW steam turbine.

The amounts included in the Group’s 2015 consolidated financial statements for these acquisitions are immaterial. Also, no pro-forma financial information has been included as effects are immaterial.

During 2016, AIE issued I.C. Power several capital notes of NIS 130 thousand (approximately $50 thousand), according to their terms, the notes bear no interest and are repayable subject to the AIE’s sole discretion no earlier than five years after the issuance. Additional investments by I.C. Power will be required to enable AIE to complete construction of the power plant, which is expected to commence operations in September 2019.

Note 11 – Subsidiaries (Cont’d)

2.	I.C. Green

a.	During 2015, ICG sold 1,380,358 shares in a total sum of $13 million and ICG recorded a finance income of $587 thousand from adjustment of REG shares to fair value.

The value of REG shares in ICG's books as of December 31, 2015 is $6 million and all REG shares were sold as of December 31, 2016.

b.	As of December 31, 2016, HelioFocus is in process of voluntary liquidation.

c.
As of December 31, 2016, ICG held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). In 2016, ICG granted PGE additional $7.5 million as convertible bridge financing agreement. On December 10, 2016, all of the convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $26 million with interest of 7% annually and will be repayable on June 30, 2017.

d.
PGE’s future is highly dependent on combination of factors, such as the timeliness and successful completion of additional financing; the success of its research and development activities; designing, constructing and operating successful production plants; and continued accessibility to funding from investment agreement with ICG and subject to price of available technologies and energy sources.  As a result of above uncertainties, ICG decided to write-off its goodwill in PGE in the amount of $6 million in 2015.

3.	I.C. Power Pte Ltd (now known as I.C. Power Ltd)

On December 13, 2016, I.C. Power Singapore, filed Amendment No.4 to a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission relating to the proposed initial public offering of ordinary shares of I.C. Power Singapore.

Note 11 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to each of the Group’s subsidiaries in 2016 and 2015 that has material NCI:

	As at and for the year ended December 31
	2016				2015
	Samay I.S.A	Nicaragua Energy Holding *	Kallpa Generacion S.A.	Cerro del Aguila S.A.	Samay I.S.A	Nicaragua Energy Holding	Kallpa Generacion S.A.	Cerro del Aguila S.A.
	$ thousands
NCI percentage	25.10%	35.42%	25.10%	25.10%	25.10%	35.42%	25.10%	25.10%
Current assets	75,485	41,630	108,246	53,843	47,766	43,390	92,120	23,841
Non-current assets	380,947	144,313	611,928	949,440	344,052	172,917	638,325	847,015
Current liabilities	(73,846)	(26,053)	(55,323)	(85,935)	(36,075)	(22,044)	(188,291)	(25,909)
Non-current liabilities	(311,030)	(100,834)	(511,277)	(618,219)	(289,560)	(121,142)	(356,900)	(556,277)
Net assets	71,556	59,056	153,574	299,129	66,183	73,121	185,254	288,670
Carrying amount of NCI	17,961	20,918	38,547	75,081	16,612	25,899	46,499	72,456

Revenues	40,000	90,017	438,475	49,646	—	111,428	447,679	—
Profit/(loss)	548	7,511	35,820	9	(4,049)	14,469	44,088	(8,579)
Other comprehensive income/(loss)	4,825	—	—	10,449	(6,057)	—	(53)	(1,079)
Profit attributable to NCI	138	2,660	8,991	2	(1,016)	5,125	11,066	(2,153)
OCI attributable to NCI	1,211	—	—	2,623	(1,520)	—	(13)	(271)
Cash flows from operating activities	(1,276)	17,737	114,838	25,629	—	42,480	120,438	—
Cash flows from investing activities	(60,468)	(931)	(16,082)	(69,372)	(236,207)	(5,088)	(13,589)	(180,771)
Cash flows from financing activities excluding dividends paid to non-controlling interests	—	(4,004)	(16,943)	—	138,000	(26,139)	(91,084)	95,000
Dividends paid to non-controlling interests	47,088	(26,440)	(88,911)	62,823	—	(4,401)	(7,530)	—

Effect of changes in the exchange rate on cash and cash equivalents	373	(348)	198	369	(3,266)	(489)	(5,334)	(2,929)
Net increase/(decrease) in cash equivalents	(14,283)	(13,986)	(6,900)	19,449	(101,473)	6,363	2,901	(88,700)

* Includes Empresa Energética Corinto, Tipitapa Power Company, Centrans Energy Holdings (Amayo) and Arctas Amayo (Fase II).

Note 11 – Subsidiaries (Cont’d)

C.	Restrictions

I.C. Power

Inkia´s subsidiaries have no restrictions to transfer cash or other assets to the parent company as long as each subsidiary is in compliance with the covenants derived from the borrowing agreements described in Note 15.

OPC originally had restrictions to transfer cash or paid dividends up to the third anniversary of Construction Completion. On October 13, 2015, OPC and its senior lenders amended this restriction in order to allow OPC to transfer cash and pay dividends, which ended on June 30, 2015. Therefore, on October 19, 2015, OPC paid NIS 295 million (equivalent to $77 million). Out of this total, NIS 222 million (equivalent to $58 million) was paid as repayment of capital notes and NIS 73 million (equivalent to $19 million) as intercompany loan.

Inkia has restrictions to transfer cash or other assets to I.C. Power. Pursuant to its senior notes agreement, dividend payments are treated as restricted payments and are subject to mainly the following conditions:

•	Inkia is able to incur at least $1.00 of additional indebtedness pursuant to satisfying a covenant test (unconsolidated interest coverage ratio is equal or greater than 2.0 to 1.0); and

•
The amount (dividend payments) cannot exceed the sum of: 100% of cumulative consolidated net income of I.C. Power accrued on a cumulative basis, beginning on January 1, 2011 to the end of the most recent fiscal quarter, deducting any non-cash charges or expense (other than depreciation and amortization), non-cash gains and the cumulative effect of changes in accounting principles.

Note 12 – Deposits, Loans and Other Receivables, including Derivative Instruments

Composition:

	As at December 31
	2016	2015
	$ thousands
Deposits in banks and others – restricted cash	16,690	16,521
Long-term trade receivable	10,120	—
Financial derivatives not used for hedging	1,342	2,863
Tower-series 9 options	—	12,175
Income tax receivables and tax claims (1)	99,892	19,669
Other receivables (2)	48,731	37,247
	176,775	88,475

(1)	As at December 31, 2016 and 2015, the income tax receivable and tax claims – non-current distribution is as follows:

	As at December 31
	2016	2015
	$ thousands
Energuate tax claim (See Note 20.B.f)	80,192	—
Kallpa tax claim (See Note 20.B.d)	9,709	9,550
Income tax credit from Nicaraguan companies	5,694	5,815
Income tax credit from PQP	3,996	4,304
Other	301	—
	99,892	19,669

(2)
As of December 31, 2016 and 2015, other receivables correspond mainly to the VAT incurred in the construction of Cerro del Aguila and Samay I (“Puerto Bravo”) power plants and non-current prepaid expenses in OPC. In 2016, both power plants have the tax benefit of recovering the VAT incurred during the construction stage on a regular basis.

Note 13 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2016
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Acquisition as part of business combination	Transfers and Reclassifications	Balance at end of year
	$ thousands
Cost
Land, roads, buildings and leasehold improvements	288,538	7,759	(1,244)	629	2,441	743,600	1,041,723
Installations, machinery and equipment	1,840,754	46,652	(35,616)	7,350	—	586,439	2,445,579
Dams	138,310	159	(965)	—	—	26,965	164,469
Office furniture and equipment and motor vehicles	52,124	25,866	(8,958)	12,129	375,063	(872)	455,352
	2,319,726	80,436	(46,783)	20,108	377,504	1,356,132	4,107,123
Plants under construction	1,260,375	217,278	(167)	385	7,839	(1,354,532)	131,178
Spare parts for installations	44,299	20,139	(477)	281	7,152	(2,540)	68,854
	3,624,400	317,853	(47,427)	20,774	392,495	(940)	4,307,155

Accumulated depreciation
Land, roads, buildings and leasehold improvements	71,953	13,169	(1,434)	48	—	1	83,737
Installations, machinery and equipment	530,324	123,275	(16,512)	970	—	(263)	637,794
Dams	46,764	1,742	(121)	—	—	—	48,385
Office furniture and equipment and motor vehicles	21,538	20,591	(2,665)	212	—	263	39,939
	670,579	158,777	(20,732)	1,230	—	1	809,855

Balance as at December 31, 2016	2,953,821	159,076	(26,695)	19,544	392,495	(941)	3,497,300

Prepayments on account of property, plant & equipment	6,057						—
	2,959,878						3,497,300

Note 13 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2015
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Acquisition as part of business combination	Transfers and Reclassifications	Balance at end of year
	$ thousands
Cost
Roads, buildings and leasehold improvements	280,618	4,792	(144)	(503)	—	3,775	288,538
Installations, machinery and equipment	1,779,476	35,148	(5,775)	(4,954)	—	36,859	1,840,754
Dams	138,260	—	(929)	—	—	979	138,310
Office furniture and equipment, motor vehicles and other equipment	43,381	9,140	(1,866)	(508)	—	1,977	52,124
	2,241,735	49,080	(8,714)	(5,965)	—	43,590	2,319,726
Plants under construction	789,681	477,231	(176)	(393)	8,981	(14,949)	1,260,375
Spare parts for installations	27,084	48,078	(116)	(40)	—	(30,707)	44,299
	3,058,500	574,389	(9,006)	(6,398)	8,981	(2,066)	3,624,400

Accumulated depreciation
Roads, buildings and leasehold improvements	64,473	6,744	(34)	(56)	—	826	71,953
Installations, machinery and equipment	429,499	102,214	(2,077)	(677)	—	1,365	530,324
Dams	45,489	1,499	(224)	—	—	—	46,764
Office furniture and equipment, motor vehicles and other equipment	20,829	3,499	(1,661)	(95)	—	(1,034)	21,538
	560,290	113,956	(3,996)	(828)	—	1,157	670,579
	2,498,210	460,433	(5,010)	(5,570)	8,981	(3,223)	2,953,821

Prepayments on account of property, plant & equipment	4,577						6,057
	2,502,787						2,959,878

B.	Net carrying values

	As at December 31
	2016	2015
	$ thousands
Roads, buildings and leasehold improvements	957,986	216,585
Installations, machinery and equipment	1,807,785	1,310,430
Dams	116,084	91,546
Office furniture and equipment, motor vehicles and other equipment	415,413	30,586
Plants under construction	131,178	1,260,375
Spare parts for installations	68,854	44,299
	3,497,300	2,953,821

(1)
During the period ended December 31, 2016, the Group acquired assets with a cost of $319 million, mainly for the construction of the Cerro del Aguila and Samay facilities and acquired assets for an amount of $392 million in relation to Estrella Corporation BA business combination (See Note 11.A.1.a).

(2)	During the period ended December 31, 2015, the Group acquired assets with a cost of $576 million and $9 million in relation to AIE business combinations (See Note 11.A.1.b).

Note 13 – Property, Plant and Equipment, Net (Cont’d)

(3)	In April 2016, Kanan’s 92 MW thermal generation project reached their commercial operation (“COD”).

(4)
In May 2016, the four operating units of Samay I were declared operational.  In July 2016, the plant demonstrated above normal operational indicators. Personnel from Samay, Posco (“EPC Contractor”) and General Electric (“GE”) inspected the units. Those inspections revealed structural damage to three of the four plant units, as compressor and generators shafts were damaged. All four units were declared unavailable to the system. Additionally, Government entities (Ministry of Energy and Mines and “OSINERGMIN”) were informed of the force majeure event as well as the Lenders and the Insurance counterparties were informed of the occurrences.

The total net carrying value of the identified damaged parts from Units 2, 3 and 4 amounts to $14.2 million and these damaged parts were determined to have no future or disposal value. Consequently, during 2016, Samay I recognized an impairment charge for the net carrying value of these assets.

Samay I´s management has developed a plan to repair the units, and, based upon current estimates, it is expected that all four units should be operational within the next six months. Samay I´s management intends to seek coverage for the costs of the outage, including repair costs and loss of profits, as appropriate, from the EPC contractor, equipment manufacturer and/or the insurance coverage (subject to deductibles), and believes there is a reasonable basis to recover these costs, including for loss of profits. The EPC Contract establishes that the cost of remedying any defects in order to provide Samay with a fully functional plant are to be borne by the EPC Contractor, unless proven by the EPC Contractor that the cause of failure was not attributable to it. In addition, Samay I carries a property damage and business interruption insurance coverage for its assets to protect against all risks of direct physical loss or damage including machinery breakdown, earthquake and other main risks associated with the operation of the plant. The coverage includes (1) property damage with a limit of $293.5 million and (2) business interruption with a 18-month indemnity period with a limit of $72.6 million. Samay’s management deems that this event is covered by the insurance policy. Therefore, as of December 31, 2016, it recognized a receivable of $8.8 million representing the original amount of $14.2 million equivalent to the value of the damaged parts less the value of replacements parts and net of the insurance deductibles, see Note 8.

(5)
On August 3, 2016, two out of the three units of CDA were declared fully operational. On August 25, 2016, the third generating unit of CDA was declared fully operational, reaching the COD of the power plant. With the completion of this unit, CDA is now capable of generating 545MW as of December 31, 2016.

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with similar assumptions as those described (Note 14.D).

D.	The amount of borrowing costs capitalized during 2016 was $14 million ($32 million during 2015).

Note 13 – Property, Plant and Equipment, Net (Cont’d)

E.
In I.C. Power, property, plant and equipment includes assets acquired through financing leases. As at December 31, 2016 and 2015, the cost and corresponding accumulated depreciation of such assets are as follows:

	As of December 31, 2016			As of December 31, 2015
	Cost	Accumulated depreciation	Net cost	Cost	Accumulated Depreciation	Net cost
	$ thousands

Land, roads, buildings and leasehold improvements	42,288	(6,602)	35,686	42,281	(5,545)	36,736
Installations, machinery and equipment	275,852	(117,368)	158,484	275,674	(104,401)	171,273
Motor vehicles	410	(46)	364	—	—	—
	318,550	(124,016)	194,534	317,955	(109,946)	208,009

F.	The composition of the depreciation expense is as follows:

	As at December 31
	2016	2015
	$ thousands
Depreciation charged to results	159,379	114,855
Depreciation charged to fixed assets*	(602)	(899)
	158,777	113,956

*Depreciation expenses on motor vehicles of projects under construction (CDA and Samay I) are capitalized.

	As at December 31
	2016	2015
	$ thousands
Depreciation charged to cost of sales	154,071	105,725
Depreciation charged to general, selling and administrative expenses	5,308	9,130
Depreciation charged to results	159,379	114,855
Amortization of intangibles charged to cost of sales	5,624	5,192
Amortization of intangibles charged to general, selling and administrative expenses	7,378	—
Depreciation and amortization	172,381	120,047

G.	The Group has fully depreciated assets that are still in operation. As at December 31, 2016, the original cost of such assets was $134 million ($88 million as at December 31, 2015).

Note 14 – Intangible Assets, Net

A.	Composition:

	Goodwill	Concessions licenses*	Customer relationships**	Software	Others***	Total
	$ thousands
Cost
Balance as at January 1, 2016	79,581	—	41,074	1,776	68,806	191,237
Acquisitions as part of business combinations	37,102	189,351	—	—	5,796	232,249
Acquisitions – self development	—	—	—	138	9,331	9,469
Disposals	—	—	—	(153)	—	(153)
Reclassification	—	—	—	—	(161)	(161)
Translation differences	867	—	—	10	125	1,002
Balance as at December 31, 2016	117,550	189,351	41,074	1,771	83,897	433,643

Amortization and impairment
Balance as at January 1, 2016	21,455	—	16,888	937	4,713	43,993
Amortization for the year	—	5,434	4,054	227	3,287	13,002
Disposals	—	—	—	(153)	—	(153)
Translation differences	—	—	—	4	19	23
Balance as at December 31, 2016	21,455	5,434	20,942	1,015	8,019	56,865

Carrying value
As at January 1, 2016	58,126	—	24,186	839	64,093	147,244
As at December 31, 2016	96,095	183,917	20,132	756	75,878	376,778

*
It corresponds to the fair value of DEORSA’s and DEOCSA’s concessions, which were granted by the Ministry of Energy and Mines of Guatemala - MEM in 1998 to DEORSA and DEOCSA to operate power distribution business in defined geographic areas for a term of 50 years. The remaining useful lives of DEORSA and DEOCSA’s concessions to operate in their respective defined geographic areas are each 33 years.

**	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.

***
Includes development cost which corresponds to expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the Company currently operates. These projects have different level of advance such as: temporal concessions, environmental impact studies in process and others.

Balance mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with CDA project, and the development costs of two hydroelectrical projects in Peru and two thermal projects in Chile.

Note 14 – Intangible Assets, Net (Cont’d)

A.	Composition (Cont’d):

	Goodwill	Customer relationships*	Software	Others **	Total
	$ thousands
Cost
Balance as at January 1, 2015	81,484	41,074	1,522	53,459	177,539
Acquisitions as part of business combinations	119	—	—	464	583
Acquisitions – self development	—	—	194	15,070	15,264
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	71	(177)	(106)
Translation differences	(2,022)	—	(3)	(10)	(2,035)
Balance as at December 31, 2015	79,581	41,074	1,776	68,806	191,237

Amortization and impairment
Balance as at January 1, 2015	15,537	12,591	709	4,031	32,868
Amortization for the year	—	4,297	214	681	5,192
Acquisitions – business combination	—	—	—	—	—
Disposals	—	—	(8)	—	(8)
Reclassification	—	—	22	—	22
Impairment	5,918	—	—	—	5,918
Translation differences	—	—	—	1	1
Balance as at December 31, 2015	21,455	16,888	937	4,713	43,993

Carrying value
As at January 1, 2015	65,947	28,483	813	49,428	144,671
As at December 31, 2015	58,126	24,186	839	64,093	147,244

*	Comprise mainly identified intangible assets as a result of the business combination such as the acquisition of “customer relationships” and others in the purchase of its subsidiaries and associates.

**
Includes development cost which corresponds to expenditures incurred in the design and evaluation of future power plant facilities in the countries in which the Company currently operates. These projects have different level of advance such as: temporal concessions, environmental impact studies in process and others.

Balance mainly corresponds to cost incurred in the construction and improvements of public access roads in connection with CDA project, and the development costs of two hydroelectrical projects in Peru and two thermal projects in Chile.

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31
	2016	2015
	$ thousands
Intangible assets with a finite useful life	280,683	25,673
Intangible assets with an indefinite useful life or not yet available for use	96,095	121,571
	376,778	147,244

Note 14 – Intangible Assets, Net (Cont’d)

C.	Examination of impairment of cash generating units containing goodwill

For the purpose of testing impairment, goodwill is allocated to the Group’s cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Goodwill arises from the following Group entities in I.C. Power (cash generating unit):

	As at December 31
	2016	2015
	$ thousands

Nejapa	40,693	40,693
Kallpa	10,934	10,934
Energuate*	37,651	—
Surpetroil*	6,699	6,383
AIE*	118	116
	96,095	58,126

* Goodwill in Colombia’s, Israel’s and Guatamalan’s subsidiaries recorded in Columbian pesos, New Israeli shekels and Guatamalan Quetzales, respectively; translated into US dollars at the exchange rate at the reporting date.

D.	Impairment testing

The recoverable amount of each CGU is based on the estimated value in use using discounted cash flows. The cash flows are derived from the 5-year budget.

The key assumptions used in the estimation of the recoverable amount are shown below. The values assigned to key assumptions represent management of the Group´s assessment of future trends in the power sector and have been based on historic data from external and internal sources.

	2016	2015
Discount rate	In percent
Peru	6.7	7.4
Energuate	8.9	—
El Salvador	9.8	10.0
Colombia	8.2	9.2
Terminal value growth rate	2	1.2-2.0

The discount rate is a post-tax measure based on the characteristics of each CGU with a possible debt leveraging of 32% in 2016 and of 48% in 2015.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management´s estimate of the long term inflation

In addition to the discount and growth rates, the key assumptions used to estimate future cash flows, based on past experience and current sector forecasts, are as follows:

•	Existing power purchase agreements (PPAs) signed and existing number of customers

Note 14 – Intangible Assets, Net (Cont’d)

•
Investment schedule—I.C. Power Management has used the updated investment schedule in countries in which those companies operate, in order that the supply satisfies the demand growth in an efficient manner.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand—Demand forecast has taken into consideration the most probable economic performance as well as growth forecasts of different sources.

•
Technical performance—The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution business has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

Sensitivity to changes in assumptions

With regard to the assessment of value in use of the CGUs, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of Nejapa, Kallpa, AIE, Energuate and Surpetroil to materially exceed its recoverable amount.

Note 15 – Loans and Debentures

Following are the contractual conditions of the Group’s interest bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 31, in connection with financial instruments.

	As at December 31
	2016	2015
	$ thousands
Current liabilities
Short-term credit:
Short-term loans from banks and financial institutions	213,417	179,317
	213,417	179,317
Current maturities of long-term liabilities:
Loans from banks and financial institutions	251,803	132,222
Non-convertible debentures	10,617	15,400
Liability in respect of financing lease	6,976	25,729
	269,396	173,351
Total current liabilities	482,813	352,668
Non-current liabilities
Loans from banks and financial institutions	1,903,323	1,550,480
Non-convertible debentures	867,287	671,247
Liability in respect of financing lease	88,169	163,774
Other long-term balances*	240,213	152,760
Total other long-term liabilities	3,098,992	2,538,261
Less current maturities	(269,396)	(173,351)
Total non-current liabilities	2,829,596	2,364,910

*	Included in the Other long-term balances were mainly the loan payable of $224 million to IC (See Note 1.B.1.b) and $16 million to Ansonia (See Note 10.C.b.5).

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Short-term loans from banks
I.C. Power Distribution Holdings
Credit Suisse (D)	LIBOR + 4%	USD	2017	119,487	—	117,334	—
Samay
Interbank	2.9%	USD	2017	31,945	—	—	—
DEOCSA
Various entities	LIBOR + 4.75%	USD	2017	18,000	—	—	—
DEORSA
Various entities	LIBOR + 4.75%	USD	2017	12,000	—	—	—
CDA
Banco de Crédito del Perú	0.83%	USD	2017	14,000	—	—	—
PQP
Banco Industrial Guatemala	4.75%	USD	2017	6,000	—	—	—
Cobee
Various entities	4.2% / 5.5%	BOB	2016/2017	4,499	—	4,525	—
Nejapa

Scotiabank El Salvador	5.50%	USD	2017	4,200	—	5,000	—
Banco America Central	4.25%	USD	2016	—	—	1,200	—
Empresa Energética Corinto Ltd
Banco de América Central (BAC)	5.25%	USD	2017	1,586	—	—	—
Cepp
Scotiabank	2.4%	USD	2017	1,000	—	—	—
BHD Bank	2.53%	USD	2017	200	—	3,000	—
Surenergy
Banco Davivienda	DTF + 4.5%	COP	2017	500	—	—	—
Kallpa Generación
Banco de Crédito del Perú	0.69%	USD	2016	—	—	30,000	—
Scotiabank Perú	0.63%	USD	2016	—	—	15,000	—
Surpetroil
Various entities	DTF+2.95%/4.15%	COP	2016/2015	—	—	2,069	—
	IBR+4.25%
Cenergica
Banco America Central	4.25%	USD	2016	—	—	700	—
I.C. Power Chile Inv
Scotiabank	TAB + 1.20%	CLP	2016	—	—	489	—
Subtotal				213,417	—	179,317	—

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Loans from Banks and others
Financial institutions:
Cerro del Aguila (E)
Tranche A	LIBOR+4.25% - LIBOR +5.50%	USD	2024	15,344	320,437	4,199	306,064
Tranche B	LIBOR+4.25% - LIBOR +6.25%	USD	2024	—	180,896	2,261	164,803
Tranche 1D	LIBOR+2.75% - LIBOR +3.60%	USD	2024	1,760	38,697	519	37,827
Tranche 2D	LIBOR+2.75% - LIBOR +3.60%	USD	2027	—	21,959	280	20,369
Samay I (F)
Sumitomo /HSBC / Bank of Tokyo	LIBOR+2.125% - LIBOR +2.625%	USD	2021	5,047	302,247	3,030	282,369
Central Cardones (G)
Tranche One
BCI / Banco Itaú	LIBOR+1.90%	USD	2021	3,781	18,228	3,535	22,008
Tranche Two
BCI / Banco Itaú	LIBOR+2.75%	USD	2021	—	13,383	—	17,884
Colmito (H)
Banco Bice	7.90%	CLP	2028	625	16,121	524	15,799
Consorcio Eólico Amayo, S.A.(I)
Banco Centroamericano de Integración Económica	8.45% - LIBOR +4%	USD	2023	5,307	37,376	4,428	42,704
Consorcio Eólico Amayo (Fase II), S.A.(J)
Various entities	LIBOR+5.75%, 8.53%,10.76%	USD	2025	3,029	28,250	2,930	31,279
Empresa Energética Corinto, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	3,124	3,402	2,865	6,527
Tipitapa Power Company, Ltd.
Banco de América Central (BAC)	8.35%	USD	2018	2,801	3,328	2,568	6,130
Jamaica Private Power Company
Royal Bank of Canada	LIBOR + 5.50%	USD	2017	824	—	4,011	—
Burmeister & Wain Scandinavian Contractor A/S	3.59%	USD	2018	338	233	326	571
PQP (K)
Banco Industrial	LIBOR + 4.50%	USD	2019	—	—	4,268	10,743
PQP (K)
Banco Industrial	LIBOR + 4.50%	USD	2021	2,374	9,632	—	—
Surpetroil S.A.S
Banco de Occidente S.A	IBR + 5.87%	COP	2018	504	375	—	—
Banco Pichincha	DTF + 3%	COP	2017	100	—	128	95

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Kanan (L)
Scotiabank	LIBOR + 3.5%	USD	2021	46,094	—	—	—
Overseas Investments Peru (M)
Credit Suisse	LIBOR + 5%-6.5%	USD	2017	97,274	—	—	—
Kallpa Generación (N)
Syndicated Loan—Various entities	LIBOR+6.00%	USD	2019	—	—	17,384	41,279
DEORSA (O)
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	10,167	67,857	—	—
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	4,687	30,653	—	—
DEOCSA (P)
Syndicated Loan – various banks	LIBOR + 4.7% - LIBOR + 4.75%	USD	2021/2025	16,876	107,488	—	—
Syndicated Loan - various banks	TAPP minus 5.6% - TAPP minus 6.1%	GTQ	2021/2025	6,215	43,127	—	—
RECSA (Q)
Banco G&T Continental	TAPP + 6.63%	GTQ	2020	931	3,722	—	—
OPC Rotem Ltd
Lenders Consortium (R)	4.85% - 5.36%	NIS	2031	20,290	344,240	16,272	360,295
Veolia Energy Israel Ltd. (S)		NIS	2016	—	—	5,080	—
I.C. Power Israel Ltd (T)
Facility A—Amitim and Menora Pension Funds	4.85%-/7.75%	NIS	2017	—	—	41,313	—
Facility B—Amitim and Menora Pension Funds	7.75%	NIS	2029	4,311	47,425	4,251	51,020
ICPAD
Bank Hapoalim New York	0.75%	USD	2019	—	12,000	12,000	—
AGS
Veolia Energy Israel Ltd		NIS	2019	—	444	—	414
Sub total				251,803	1,651,520	132,172	1,418,180

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

				As at		As at
				December 31,2016		December 31,2015
				$ thousands
	Nominal annual Interest rate	Currency	Maturity	Current	Non-Current	Current	Non-Current
Liabilities in respect of finance leases:
Kallpa Generación
Banco de Crédito del Perú/ Citibank (V)	LIBOR+3.00%	USD	2016	—	—	2,334	—
Banco de Crédito del Perú (W)	LIBOR+2.05%	USD	2017	—	—	8,802	19,865
Scotiabank Perú (X)	7.57%	USD	2018	—	—	7,508	30,248
Banco de Crédito del Perú (Y)	7.15%	USD	2023	6,624	81,193	6,624	87,816
Surpetroil S.A.S.
Banco de Occidente S.A.	DTF + 3.5%	COP	2017	223	—	461	116
DEORSA
Arrendadora Agromercantil	TAPP minus 2.47%	GTQ	2017	129	—	—	—
				6,976	81,193	25,729	138,045
Sub total				258,779	1,732,713	157,901	1,556,225
Debentures
Cobee
Bonds Cobee III-1B (Z)	6.50%	USD	2017	1,750	—	1,750	1,750
Bonds Cobee III-1C (bolivianos) (Z)	9.00%	BOB	2020	1,586	4,757	—	6,343
Bonds Cobee III-2 (Z)	6.75%	USD	2017	5,000	—	—	5,000
Bonds Cobee III-3 (bolivianos) (Z)	7.00%	BOB	2022	—	6,160	—	6,160
Bonds Cobee IV-1A (AA)	6.00%	USD	2018	—	3,988	—	3,977
Bonds Cobee IV-1B (AA)	7.00%	USD	2020	—	3,980	—	3,972
Bonds Cobee IV-1C (bolivianos) (AA)	7.80%	BOB	2024	—	12,030	—	12,023
Cobee Bonds-IV Issuance 3 (AA)	6.70%	USD	2019	—	4,973	—	4,961
Cobee Bonds-IV Issuance 4 (bolivianos) (AA)	7.80%	BOB	2024	—	15,039	—	15,035
Cobee Bonds-IV Issuance 5 (bolivianos) (AA)	5.75%	BOB	2026	1,950	17,697	—	—
Inkia Energy Ltd
Inkia Bonds (BB)	8.38%	USD	2021	—	447,904	—	447,524
Kallpa Generación
Kallpa Bonds (CC)	8.50%	USD	2022	—	—	13,650	135,455
Kallpa Generación
Kallpa Bonds (DD)	4.88%	USD	2026	—	325,970	—	—
Cepp
Cepp Bonds (EE)	6.00%	USD	2019	—	9,945	—	9,924
				10,286	852,443	15,400	652,124
Cobee
Cobee Bonds (Premium)		USD-BOB	2017-2024	331	4,227	—	3,723
Subtotal				10,617	856,670	15,400	655,847
Total				482,813	2,589,383	352,618	2,212,072

Note 15 – Loans and Debentures (Cont’d)

A.	Composition of I.C. Power loans from Banks and Others (Cont’d)

DTF: “Depósitos a Término Fijo”. Fixed-term deposits rate calculated by Colombia’s Central Bank.
IBR: “Indicador Bancario de Referencia”. Bank Indicator of Reference calculated by Colombia’s Central Bank.
TAB: “Tasa Activa Bancaria”. Short-term credits average interest rate calculated by Chile’s Bank’s Association.
TRE: “Tasa de Referencia”. Weighted average for time deposits rates, calculated by Bolivia’s Central Bank.

B.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31
	2016	2016	2015
	%	$ thousands
Current liabilities (without current maturities)

Short-term loans from financial institutions
In dollars	5.61%	208,418	172,234
In other currencies	5.23%	4,999	7,083
		213,417	179,317

Non-current liabilities (including current maturities)

Debentures
In dollars	6.54%	804,052	629,014
In other currencies	5.37%	63,235	42,233
		867,287	671,247
Loans from financial institutions (including financing lease)
In dollars	5.87%	1,467,369	1,043,289
In shekels	5.35%	416,710	490,645
In quetzales	7.29%	89,464	—
In other currencies	6.25%	17,948	16,546
		1,991,491	1,550,480
		2,858,778	2,221,727

C.	Liability in respect of financing lease

Information regarding the financing lease liability broken down by payment dates is presented below:

	As at December 31, 2016			As at December 31, 2015
	Minimum future lease rentals	Interest component	Present value of minimum lease rentals	Minimum future lease rentals	Interest component	Present value of minimum lease rentals
	$ thousands

Less than one year	13,016	6,040	6,976	35,501	9,772	25,729
From one year to five years	85,849	19,217	66,632	134,976	26,053	108,923
More than five years	15,207	646	14,561	31,454	2,332	29,122
	114,072	25,903	88,169	201,931	38,157	163,774

Note 15 – Loans and Debentures (Cont’d)

Short-term loans from banks

D.
Credit Suisse— On December 29, 2015, I.C. Power Distribution Holdings Pte. Ltd., together with certain of its subsidiaries, executed a one-year secured credit agreement with Credit Suisse AG in an aggregate principal amount of $120 million to finance a portion of the acquisition of Estrella Cooperatief B.A. The loan under this facility bears interest on a quarterly basis at LIBOR plus a margin of 4% per annum and was secured with the shares of Estrella Cooperatief B.A. For additional information see Note 11.A.1.a. On December 21, 2016, I.C. Power Distribution extended the maturity date of this loan to June 29, 2017.

As of December 31, 2016, the outstanding principal amount under this facility was $120 million. ($117 million as of December 31, 2015).

Long term loans from banks and others

E.
In August 2012, CDA, as borrower, Sumitomo Mitsui Banking Corporation, as administrative agent, Sumitomo Mitsui Banking Corporation, as SACE agent, the Bank of Nova Scotia, as Offshore Collateral Agent, Scotiabank Perú, S.A.A., as onshore collateral agent, and certain financial institutions, as lenders, entered into a senior secured syndicated credit facility for an aggregate principal amount not to exceed $591 million to finance the construction of CDA’s project. Loans under this facility will be disbursed in three tranches.

The loans under this credit agreement are secured by CDA’s power plant and related assets, comprise three tranches and bear interest payable on quarterly basis in arrears at a rate of LIBOR plus a margin. The margin applicable to each tranche is as follows:

	Amount*	From July 2014	From August 2017	From August 2020	From August 2023
Tranche	($)	to August 2017	to August 2020	to August 2023	to maturity
A	341,843	4.25%	4.75%	5.25%	5.50%
B	184,070	4.25%	5.00%	5.75%	6.25%
D	65,000	2.75%	3.25%	3.60%	3.60%

* Up to

Tranche A loans under this facility, in an aggregate principal amount of up to $342 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 5.50% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche A loans will be payable in 33 quarterly installments commencing on the first quarterly payment date occurring after the project acceptance by CDA. Tranche A loans will be guaranteed by Corporación Financiera de Desarollo S.A. (COFIDE).

Tranche B loans under this facility, in an aggregate principal amount of up to $184 million, will initially bear interest at the rate of LIBOR plus 4.25% per annum, increasing over time beginning on the date after the interest payment date occurring after August 17, 2017 to LIBOR plus 6.25% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of the Tranche B loans are payable on August 17, 2024. Tranche B loans are guaranteed by COFIDE.

     Note 15 – Loans and Debentures (Cont’d)

Tranche D loans under this facility, in an aggregate principal amount of up to $65 million, are divided in two parts: Tranche 1D, in an aggregate principal amount of up to $42 million and Tranche 2D, in an aggregate principal amount of up to $23 million. Both parts will initially bear interest at the rate of LIBOR plus 2.75% per annum, increasing over time beginning on the date the interest payment date occurring after August 17, 2017 to LIBOR plus 3.60% per annum from the date after the interest payment date occurring after August 17, 2023 through maturity. Principal of Tranche 1D and Tranche 2D will be payable in 33 and 12 quarterly installments, respectively. Tranche 1D payments will commence on the first quarterly payment date occurring after the project acceptance by CDA and Tranche 2D payments will commence 33 quarters after project acceptance by CDA. All Tranche D loans are secured by a credit insurance policy provided by SACE S.p.A. – Servizi Assicurativi del Commercio Estero, or SACE.

On August 17, 2013 CDA entered into interest rate swap closings: 100% of Tranche A was swapped at a fixed all-in interest rate of 7.2450% until August 2024 and 50% of Tranche B was swapped at a fixed all-in interest rate of 5.3777% until February 2016.

As of December 31, 2016, CDA has received proceeds from these facilities in the aggregate amount of $591 million ($44 million and $85 million during 2016 and 2015 respectively). The outstanding balance under this Syndicated loan was $587 million. This amount is shown net of $8 million of transaction costs.

F
In December 2014, Samay I S.A. signed a project finance credit agreement with: The Bank of Tokyo-Mitsubishi, Sumitomo Mitsui Banking Corporation and HSBC Bank in order to finance $311 million, approximately 82% of the total cost of the project. This loan will initially bear interest at the rate of LIBOR plus 2.125% per annum, increasing to LIBOR plus 2.375% in December 2017 and to LIBOR plus 2.625% in December 2020 through maturity in December 2021. On December 18, 2014 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 2.919% (Libor at 0.794 plus 2.125%) for 40% of total notional and only during the construction period. On September 16, 2015 Samay entered into an interest rate swap closing at a fixed all-in interest rate of 4.2343% for 93% of total notional beginning after the construction period. Samay has received proceeds from this facility in the aggregate amount of $311 million ($20 million and $138 million during 2016 and 2015 respectively). This amount is shown net of $4 million of transaction costs.

G.
In relation to Inkia´s acquisition of Central Cardones in December 2011, Inkia consolidated the amounts outstanding under Central Cardones’ credit agreement entered with Banco de Crédito e Inversiones and Banco Itaú Chile. The loans under this credit agreement were issued in two tranches of $38 million and $21 million, respectively. Loans under the first tranche bear interest at the rate of LIBOR plus 1.9% per annum, and the principal of this tranche is payable in 20 semi-annual installments through maturity in August 2021. Interest rate under these loans is swapped at an all-in rate of 6.80%. Loans under the second tranche bear interest semi-annually at the rate of LIBOR plus 2.75% per annum, increasing to LIBOR plus 3.75% per annum in March 2017, and the loan matures in August 2021. As of December 31, 2016, the outstanding principal amount under these loans was $35 million ($43 million as of December 31, 2015).

H.
In January 2014, Colmito Spa signed a credit agreement with Banco Bice in an aggregate amount of Chilean pesos 12,579 million ($23 million). This loan bears an interest rate of 7.9% in Chilean pesos and is paid semiannually until final maturity in December 2028. In February 2014 Colmito entered into a cross currency swap closing at a fixed interest rate of 6.025% in U.S. Dollars. As of December 31, 2016, the outstanding balance under this loan was $17 million ($16 million as of December 31, 2015).

I.
Consorcio Eolico Amayo S.A. – In October 2007, Amayo I entered into a 15 year $71 million loan agreement with Banco Centroamericano de Integración Economica (CABEI). This loan is secured by a first degree mortgage over all the improvements executed on Amayo I´s project site, cessation of all the project contracts and the creation and maintenance of a reserve account for $2 million, to be controlled by CABEI. Part of this loan ($50 million) bears an interest rate of 8.45% and the other part ($21 million) an interest rate of LIBOR+4%, and is payable in quarterly installments until final maturity in February 2023. As of December 31, 2016, the outstanding balance under this loan was $43 million ($47 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

J.
Consorcio Eolico Amayo (Fase II) S.A. – In November 2010, Amayo II entered into a 15 year $45 million loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V (FMO) Banco Centroamericano de Integración Economica (CABEI). This syndicated loan is secured by a list of guarantees. Loans under this credit agreement bear interest rates of 10.76%, 8.53% and LIBOR+5.75%. Loans with variable interest rate are swapped at an all-in rate of 8.31% until December 2019 and 8.25% from December 2019 until September 2022. All three loans are payable in quarterly installments until final maturity in September 2025. As of December 31, 2016, the outstanding balance under this loan was $31 million ($34 million as of December 31, 2015).

K.
Puerto Quetzal Power LLC – In March 2012, Puerto Quetzal Power LLC (“PQP”) signed a loan agreement with seven financial institutions for an amount of $35.0 million. The loan is payable in quarterly installments until September 2019. Interest is accrued at LIBOR plus 4.5% annually. PQP entered into an interest rate swap contract to fix its interest at a rate of 6.0% per annum. The loan is secured by a pledge of substantially all of the assets of PQP and Poliwatt Ltd (“Poliwatt”), including PQP and its subsidiaries shares. As of December 31, 2016, the outstanding balance under this loan was nil ($15 million as of December 31, 2015).

On November 17, 2016, PQP signed a loan agreement with Banco Industrial in an aggregate principal amount of $12 million. The loan is payable in quarterly installments until final maturity in December 31, 2021. Interest is accrued at LIBOR plus 4.50% per annum, with a floor of 1.50%. The loan is secured by an escrow account that consists of all PQP assets. As of December 31, 2016 the outstanding principal amount under this loan was $12 million, net of transaction costs.

L.
On January 15, 2016, Kanan Overseas I received a 60- day bridge loan in the aggregate amount of $61 million from Bank of Nova Scotia, as part of the three Credit Facilities approved. These proceeds were used to repay $50 million of an intercompany loan with Inkia Energy Ltd.; reimburse costs and expenses incurred in the project; and purchase fuel, raw material and other expenses. The original expiration of this loan was extended up to May 31, 2016.

On May 23, 2016 this loan was replaced by a $55 million 5-year credit facility and by a $6 million short term loan. The credit facility bears interest on a quarterly basis at Libor 3-Months plus a margin of 3.00% with a floor of 3.5%. Scheduled amortizations of principal are payable quarterly commencing in June 2016 through maturity in March 2021. The loans are guaranteed by all of Kanan’s assets. As of December 31, 2016 the outstanding balance under this loan was $46 million.

M.
Overseas Facility — On May 9, 2016, Overseas Investments Peru S.A., a 100% whole-owned subsidiary of the Group signed a $100 million Credit Facility with Credit Suisse AG. The proceeds from this facility were fully drawn on August 31, 2016. This facility with final maturity on November 9, 2017 bears an interest rate of 90-day Libor plus 5.00% (from the funding date to the 6-month anniversary of the funding date); 90-day Libor plus 5.75% (from one day after the 6-month anniversary to the 12-month anniversary of the funding date); and 90-day Libor plus 6.50% thereafter. As of December 31, 2016, the outstanding principal amount under this facility was $100 million. ($97 million, net of transaction costs).

N.
Kallpa Syndicated Loan - In November 2009, Kallpa entered into a secured credit agreement in the aggregate amount of $105 million to finance capital expenditures related to Kallpa’s combined-cycle plant. The loans under this credit agreement are secured by Kallpa’s combined-cycle plant substantially all of Kallpa’s other assets, including Kallpa’s revenues under its PPAs. The loan under this credit agreement bears interest payable monthly in arrears at a rate of LIBOR plus a margin of 5.50% per annum through November 2012, 5.75% per annum from November 2012 through November 2015 and 6.00% from November 2015 through maturity in October 2019. Scheduled amortizations of principal are payable monthly commencing in February 2013 through maturity in October 2019. As of December 31, 2015, the outstanding balance under this credit agreement was $59 million. As a result of the Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes executed in May 2016, Kallpa repaid the $54 million outstanding under the syndicated loan in full.

O.
DEORSA - In May 2011, DEORSA entered into a $41 million (approximately Q.314 million) and $90 million, 10-year syndicated secured loan agreement with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, to refinance DEORSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEORSA’s working capital requirements. The U.S. Dollar denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day US LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales denominated loans under this agreement bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), or TAPP rate, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

Note 15 – Loans and Debentures (Cont’d)

In April 2015, the loan agreement was amended and the amounts available under the facility were increased by approximately $37 million (Q.70 million) and $21 million to fund, among other things, DEORSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The U.S. Dollar-denominated loans under the additional facility bear interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bears interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEORSA amended the loan agreement to renew the two tranches that expired. The amounts available under the facility were increased by approximately $5 million (Q.37 million) and $11 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025.

As of December 31, 2016, the outstanding balance under this loan was $113 million.

P.
DEOCSA - In May 2011, DEOCSA entered into a approximately $54 million (Q.416 million) and $150 million, 10-year syndicated secured loan agreement with a syndicate including Banco Agromercantil de Guatemala, S.A., as the manager of the guarantee and administrative agent, and certain financial institutions, as lenders, and other parties thereto, to finance the acquisition of DEOCSA by its previous owner, to refinance DEOCSA’s existing indebtedness as of the closing date of the acquisition, and to finance DEOCSA’s working capital requirements. The U.S. Dollar denominated loans under this agreement bear interest at a fixed rate of 6.00% for the first two years and at a rate of 90-day U.S. LIBOR plus 4.70% per annum through maturity on May 19, 2021. Guatemalan Quetzales denominated loans under this agreement bear interest at a variable interest rate calculated by the TAPP rate, as published by the Guatemalan Central Bank for the most recent date as of the first day of the relevant interest period, less 5.6%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under this agreement (generally 2.81%) are payable in quarterly installments through maturity.

In April 2015, the loan agreement was amended and restated and, in accordance therewith, the amounts available under the facility were increased by approximately $51 million (Q.105 million) and $32 million to fund, among other things, DEOCSA’s operating and investment activities, repayment of certain outstanding indebtedness, and general corporate purposes. The U.S. Dollar-denominated loans under the additional facility bears interest at a rate of 90-day US LIBOR plus 4.70% per annum (with a floor rate of 5.90%) for the first year and at a rate of 90-day US LIBOR plus 4.75% per annum (with a floor rate of 6.0%) through maturity on February 19, 2025. Guatemalan Quetzales-denominated loans under the additional facility bear interest at a variable interest rate calculated by the weighted average rate (TASA Activa Promedio Ponderada), as published by the Guatemalan Central Bank) for the most recent date as of the first day of the relevant interest period, less 6.10%, per annum. Scheduled amortizations of the aggregate principal amount outstanding under the additional facility are payable in quarterly installments commencing in May 2018 through maturity.

In August 2016, DEOCSA entered into an addendum to the loan agreement, which renewed two tranches under the loan agreement which had expired. The amounts available under the facility were increased by approximately $7 million (Q.56 million) and $17 million. The U.S. Dollar-denominated loan under the additional facility bears interest at a rate of LIBOR + 4.75% (with a floor rate of 6.00%). The Guatemalan Quetzales-denominated loan under the additional facility bears interest at a rate of the TAPP rate less 6.10%. Scheduled amortizations of the aggregate principal amount under the additional facility are payable in quarterly instalments commencing in May 2018 through maturity in February 2025.

As of December 31, 2016, the outstanding balance under this loan was $174 million.

Q.
RECSA – In November 2013, RECSA entered into a approximately $4 million (Q.35 million) credit agreement with Banco G&T Continental. The loan is payable in semiannual installments until November 2020. Interest is accrued at TAPP rate less 6.63% per annum. As of December 31, 2016, the outstanding balance under this loan was $5 million.

Note 15 – Loans and Debentures (Cont’d)

R.
OPC Lenders Consortium - In January 2011, OPC entered into a financing agreement with a consortium of lenders led by Bank Leumi L’Israel Ltd (“Bank Leumi”) (shareholder of Kenon - 14% shareholding) for the financing of its power plant project. The financing consortium includes Bank Leumi and institutional entities from the following groups: Clal Insurance Company Ltd.; Amitim Senior Pension Funds; Phoenix Insurance Company Ltd.; and Harel Insurance Company Ltd (“OPC’s lenders”). As part of the financing agreement, the lenders committed to provide OPC a long-term credit facility (including a facility for variances in the construction costs), a working capital facility, and a facility for financing the debt service, in the overall amount of approximately NIS 1,800 million (approximately $460 million). The loans are CPI linked and are repaid on a quarterly basis beginning in the fourth quarter of 2013 until 2031. As part of the financing agreement, OPC had certain restrictions to make distributions of dividends and repayments of shareholders’ loans, only after the third year after the completion of OPC’s power plant. On October 13, 2015, OPC and the senior lenders amended the Facility Agreement to remove this restriction.

As part of the Facility Agreement, OPC is required to keep a Debt Service Reserve equivalent to the following two quarterly debt payments (hereinafter- “the reserve”) within the period of two years following power plant construction completion. As of December 31, 2016 the amount of the reserve is NIS73 million (equivalent to $19 million).

As of December 31, 2016 and 2015, the outstanding balance under this facility was NIS1,402 million ($365 million) and NIS1,469 million ($377 million), respectively.

S.	Veridis— It corresponds to equity contributions made by Veolia Energy Israel Ltd. (“Veridis”) (previously Veolia Energy Israel Ltd) (OPC´s minority shareholder) and presented as a capital note

On October 19, 2015, OPC paid to its shareholders in the amount of NIS223 million (approximately $58 million) as repayment of these capital notes, of which NIS59  million(approximately $15 million) were paid to Veolia Energy Israel Ltd.

As of December 31, 2016, OPC has settled the balance of the capital notes to Veridis.

T.
I.C. Power Israel Ltd. —On June 22, 2014, ICPI entered into a mezzanine financing agreement with Mivtachim Social Insurance and Makefet Fund Pension (“Amitim Pension Funds”) and Menora Mivtachim Insurance Ltd in the aggregate amount of NIS350 million ($93 million), consisting of three Facilities: (i) Tranche A bridge loan for NIS150 million, bearing interest of 4.85% p.a. to be repaid until March 31, 2017; (ii) Tranche B long-term loan for NIS200 million, bearing interest of 7.75% p.a., repayable on annual basis until March 2029; and (iii) Tranche C (only to cover shortfall amounts) for NIS350 million. As of December 31, 2016, no disbursements have been made under Tranche C. These loans are linked to CPI.

During January 2016, Tranche A was prepaid for a total of NIS162 million (approximately $41 million).

As of December 31, 2016 and 2015, the outstanding balance under this facility was NIS199 million ($2 million) and NIS377 million ($97 million), respectively.

U.
AIE Financing— In July 2016, AIE entered into a NIS1,006 million (approximately $261 million) loan agreement with Israel Discount Bank and Harel Insurance Group to finance the construction of AIE’s power plant in Hadera. The financing will mature 18 years after the completion of the construction period, and includes a term loan facility, a standby facility, a debt service reserve amount, or DRSA, facility to finance the DSRA deposit, a guarantee facility to facilitate the issuance of bank guarantees to be issued to third parties, a VAT facility (for the construction period only), a hedging facility (for the construction period only), and a working capital facility (for the operation period only). The term loan, standby, DSRA, and hedging facilities shall each bear interest at a rate of 2/3 Government CPI-linked Bond + 2.95% + 1/3 Government Bond + 2.95% per annum. The guarantees, VAT and working capital facilities shall each bear interest at a rate of the prime interest rate + 1.5% per annum. These terms are subject to AIE’s credit rating. As of December 31, 2016, AIE had not made drawings under this loan agreement.

Note 15 – Loans and Debentures (Cont’d)

Liabilities in respect of finance leases

V.
Citibank Perú and Banco de Crédito del Perú - In March 2006, Kallpa entered into a capital lease agreement with Citibank del Perú S.A., Citileasing S,A. and Banco de Crédito del Perú under which the lessors provided financing for the construction of the Kallpa I facility at Chilca in an aggregate amount of $56 million. Under the lease agreements, Kallpa made monthly payments beginning in December 2007 until the expiry of the lease in March 2016. These leases were secured by the assets of Kallpa in Peru. The lease bore an interest rate of 90 day LIBOR plus 3.00%. In March 2016, upon expiration of these leases, Kallpa executed its option to purchase the property related to the Kallpa I plant for a nominal cost ($2 million as at December 31, 2015).

W.
Banco de Crédito del Perú - In December 2007, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú under which the lessor provided financing for the construction of the Kallpa II turbine in an aggregate amount of $82 million. Under the lease agreement, Kallpa made monthly payments beginning in December 2009 until the repayment of the lease (May 2016). These leases were secured by the assets of Kallpa in Peru. The lease bore an interest rate of 90 day LIBOR plus 2.05%. Kallpa entered into an interest rate swap to fix the interest rate at an all-in rate of 6.55%, see Note 17.A.a.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the $27 million outstanding under this lease in full in 2016 ($29 million as at December 31, 2015).

X.
Scotiabank - In October 2008, Kallpa entered into a capital lease agreement with Scotiabank Perú under which the lessor provided financing for the construction of the Kallpa III turbine in an aggregate amount of $88 million. Under the lease agreement, Kallpa made monthly payments beginning in September 2010 until the repayment of the lease (May 2016). As of December 31, 2015, the aggregate outstanding principal amount under this lease was $38 million and bore a fixed interest rate of 7.57% p.a.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the $35 million outstanding under this lease in full in 2016.

Y.
In April 2014, Kallpa entered into a capital lease agreement with Banco de Crédito del Perú for $108 million in order to finance the acquisition of the 193MW single turbine natural gas fired plant Las Flores from Duke Energy. Under the lease agreement, Kallpa makes quarterly payments beginning in July 2014 until the expiry of the lease in October 2023. The lease bears a fixed interest rate of 7.15% p.a. As of December 31, 2016, the aggregate outstanding principal amount under this lease was $88 million ($94 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

Debentures

Z.
Bonds Cobee III - In February 2010, COBEE approved a bond program under which it is permitted to offer bonds in aggregate principal amounts of up to $40 million in multiple series. On March 12, 2010, COBEE issued and sold in the Bolivian market three series of notes in the aggregate principal amount of $14 million.

The aggregate gross proceeds of these notes, which were issued at a premium, were $17 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 5.00% per annum through maturity in February 2014. Principal on these notes is payable at maturity. The Series B Notes, in the aggregate principal amount of $4 million, pay interest semi-annually at the rate of 6.50% per annum through maturity in February 2017. Principal on these notes will be paid in two equal annual installments commencing in February 2016. The Series C Notes, in the principal amount of Bs.44.2 million ($6 million), pay interest semi-annually at the rate of 9.00% per annum through maturity in January 2020. Principal on these notes will be paid in four equal annual installments commencing in February 2017.

In April 2012, COBEE issued and sold two additional series of notes in the aggregate principal amount of $11 million. The aggregate gross proceeds of these notes, which were issued at premium, were $13 million. COBEE will amortize the premium reducing the interest expense related to these notes. The first series of these notes, in the aggregate of $5 million pays interest semi-annually at the rate of 6.75% per annum through final maturity in April 2017. Principal on these notes is payable at maturity. The second series of these notes in the aggregate principal amount of Bs.43 million ($6 million), pays interest semi-annually at the rate of 7% per annum through maturity in February 2022. These funds were used mainly to pay a tranche of Bolivian bonds due in June 2012.

AA.
Bonds Cobee IV - In May 2013, COBEE approved a bond program under which COBEE is permitted to offer bonds in aggregate principal amount of up to $60 million in multiple series. In February 2014, COBEE issued and sold three series of notes in the aggregate principal amount of $20 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $21 million. The Series A Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 6.0% per annum through maturity in January 2018. The Series B Notes, in the aggregate principal amount of $4 million pay interest semi-annually at the rate of 7.0% per annum through final maturity in January 2020. The Series C Notes, in the aggregate principal amount of Bs.84 million ($12 million) pay interest semi-annually at the rate of 7.8% per annum through maturity in January 2024.

In November 2014, COBEE issued and sold two series of notes in the aggregate principal amount of $21 million. The aggregate gross proceeds of these notes, which were issued at a premium, were $22,100. The first series of these Notes, in the aggregate principal amount of $5 million pay interest semi-annually at the rate of 6.70% per annum through maturity in October 2019. The second series of these notes in the aggregate principal amount of Bs.105 million ($15 million) pay interest semi-annually at the rate of 7.80% per annum through maturity in October 2024.

In October 2016, COBEE issued and sold the last series of notes approved under the bond program in the aggregate principal amount of Bs.138 million ($20 million). The aggregate gross proceeds of the notes, which were issued at a premium, were Bs.152 million ($21,740). These Notes pay interest semi-annually at the rate of 5.75% per annum through maturity in August 2026.

BB.
Inkia Bonds - On April 4, 2011, Inkia issued senior unsecured notes for an aggregate principal amount of $300 million in the international capital market under the rule 144A Regulation S. These notes accrue interest at a rate of 8.375% and will be payable semi-annually with final maturity in April 2021 and were recognized initially at fair value plus any directly attributable transaction costs. The proceeds from this issue were used mainly to finance Inkia’s equity contribution in the construction of Cerro del Aguila Project and to repurchase all of the Inkia Bonds.

On September 9, 2013, Inkia reopened its 8.375% senior notes due 2021 for an aggregate principal amount of $150 million. The new notes have terms and conditions identical to the initial $300 million notes issued on April 4, 2011 and were issued at 104.75% plus accrued interest from April 4, 2013, resulting in gross proceeds of $157 million plus $6 million of accrued interest. The proceeds from this issue will be used mainly for working capital and general corporate purposes. Subsequent to initial recognition, these notes are measured at amortized cost using the effective interest method. As of December 31, 2016, the outstanding principal amount under these notes was $448 million ($448 million as of December 31, 2015).

On September 5, 2014, Inkia requested the consents to its bondholders regarding certain proposed amendments to the Indenture: (i) Perform the IC split without being required to repurchase the bonds at a price equal to 101% of the aggregate principal; (ii) Request the repayment of the $150 million Credit Suisse/I.C. Power/Inkia Loan from the net proceeds of the Edegel sale; and (iii) Extend the investment period of the net proceeds from the Edegel sale from 12 to 30 months.

Note 15 – Loans and Debentures (Cont’d)

On September 16, 2014, Inkia received the consents from holders of a majority of its outstanding $450 million Senior Notes due 2021 and paid $1 million in fees related to obtain these consents.

CC.
Kallpa Bonds due 2022 - In November 2009, Kallpa issued $172 million aggregate principal amount of its 8.5% Bonds due 2022. Holders of these bonds are required to make subscription payments under a defined payment schedule during the 21 months following the date of issue. The proceeds of these bonds were used for capital expenditures related to Kallpa’s combined-cycle plant. Interest on these bonds accrues based on the principal received by Kallpa and is payable quarterly. Principal amortization payments under these bonds in amounts varying between 0.25% and 5.00% of the outstanding principal amount of these bonds commenced in May 2014 and will continue until maturity in May 2022. These bonds are secured by Kallpa’s combined-cycle plant and related assets. As of December 31, 2015, the aggregate outstanding principal amount of these bonds was $149,105.

In relation to Kallpa’s issuance of its $350 million, 4.875% senior unsecured notes due May 2016, Kallpa repaid the outstanding amounts under the bonds in 2016 ($143 million as at December 31, 2015).

DD.
Kallpa Bonds due 2026 - In May 2016, senior notes for an aggregate principal amount of $350 million in the international capital market under the rule 144A Regulation S. The notes were issued under-par (99.258%) and interest accrues biannually in May and November of each year at a rate of 4.875%. Principal will be fully paid at maturity. The net proceeds from this issue in the amount of $347 million were used to repay in full the outstanding balance of: (i) the finance lease agreements (Kallpa II and Kallpa III); (ii) the Kallpa bonds due 2022, (iii) the syndicated loan and (iv) the $45 million short-term loans. The remainder of the proceeds were used for general corporate purposes. As a result of the redemption premium paid in respect of the Kallpa bonds due 2022 that qualified as a debt extinguishment, Kallpa recorded a $10 million finance expense. As of December 31, 2016, the outstanding amount of these notes was $326 million (net of transaction costs).

EE.
In December 2010, CEPP approved a program bond offering under which CEPP is permitted to offer bonds in aggregate principal amount of up to $25 million in multiple series. In 2011 and 2010, CEPP issued and sold $20 million and $5 million of its 7.75% Bonds. CEPP used the proceeds of this offering to finance its continuing operations and repay intercompany debt. Interest on these bonds is payable monthly and principal of these bonds is due at maturity in May 2014. During the first quarter of 2014, CEPP issued and sold $25 million of its 6.00% Bonds due in January and March 2019. Part of these funds was used to prepay $15 million of its 7.75% Bonds outstanding due in May 2014. In October 2015, $15 million in CEPP’s bonds were repurchased. As of December 31, 2016, the outstanding principal amount net of transaction costs under these notes was $10 million ($10 million as of December 31, 2015).

Note 15 – Loans and Debentures (Cont’d)

FF.	As at December 31, 2016 and 2015, the main covenants that the Group and certain Group entities must comply with during the term of the debts are as follows:

Covenant
Group entities	Shareholder equity	Debt service to coverage ratio	Collateral ratio	Maximum leverage	Interest rate hedging
Kallpa Generación S.A.	Not required	Not less than 1.20	Not required	No more than 3.0	Required
Samay	Not required	Not less than 1.64	Not required	Not required	Not required
CDA	Not required	Not less than 1.20	Not required	Not required	Not required
COBEE (Bonds)	Not required	Not less than 1.20	Not required	Debt to capital no more than 1.2	Not required
Cardones (Chile)	Not required	Not less than 1.10	Not required	Not required	Not required
Colmito (Chile)	Not required	Not less than 1.15	Not required	Not required	Not required
JPPC (Jamaica)	Not required	Not less than 1.10	Not required	Debt to capital no more than 40%	Not required
Amayo I (Nicaragua)	Not required	Not less than 1.25	Not required	Not required	Not required
Amayo II (Nicaragua)	Not required	Not less than 1.20	Not required	Financial debt to Net Worth not in excess of 70:30	Not required
Corinto (Nicaragua)	Not required	Not required	Not required	Maximum debt to EBITDA of 2.5	Not required
Tipitapa (Nicaragua)	Not required	Not required	Not required	Maximum debt to EBITDA of 2.75.	Not required
CEPP (Dominican Republic)	Not less than $21 million	Not less than 2.50	Not required	Maximum debt to EBITDA of 3.5	Not required
Energuate (Guatemala)		Not less than 1.30		Maximum debt to EBITDA of 3.5	Not required
Nejapa (El Salvador)	>= $40 million	>=1.50	Not required	<=3.0	Not required
Kanan (Panama)	Not required	Not less than 1.25	Not required	Maximum debt to EBITDA of 3.5	Not required
OPC	Not required	Not less than 1.25	Not required	Not required	Not required

Other than with respect to the covenants referred to above, and the restrictions set forth in Note 20, there are no significant restrictions on the ability of the Group’s subsidiaries to repay loans or advances or to transfer funds to the Group.

 Compliance with the covenants referred to above is overseen by the Group’s Management. As of December 31, 2016, Kanan (Panama) does not comply with their debt service to coverage ratio and maximum leverage and Kanan holds a waiver but dated January 2017, therefore, its financial debt has been classified as current liability. Corinto (Nicaragua) does not comply with the debt service to coverage ratio, but Corinto holds a waiver from Banco de America Central thus not requiring to classify its debt as current liability. JPPC holds a waiver from Sagicor Bank signed in June 2016 up to December 2016 and complies with its debt service to coverage ratio and maximum leverage, therefore, it is not required to reclassify its debt as current liability.

Note: Inkia has to comply only with incurrence ratios when it plans to issue new debt.

Note 16 – Trade Payables

	As at December 31
	2016	2015
	$ thousands
Current
Trade Payables	285,409	145,443
Other Payables	203	11
	285,612	145,454
Non-current
Trade Payables*	44,057	—

(*) As of December 31, 2016, non-current trade payables correspond mainly to spare parts, used for major maintenance of Kallpa facilities, acquired according to a long-term program (LTP) agreement signed with Siemens. During 2016, these trade payables have not generated interests and no specific guarantee have been granted.

Note 17 – Other Payables including Derivative Instruments
	As at December 31
	2016	2015
	$ thousands
Current liabilities:
Financial derivatives not used for hedging (a)	783	1,080
Financial derivatives used for hedging (a)	11,563	11,480
The State of Israel and government agencies	4,206	4,504
Employees and payroll-related agencies	4,846	4,229
Customer advances and deferred income	944	1,483
Accrued expenses	23,563	10,819
Dividend payable to non-controlling interest	2,893	—
Interest payable	23,038	22,307
Other (b)	19,467	52,971
	91,303	108,873
Non-current liabilities:
Financial derivatives not used for hedging (a)	1,342	2,196
Financial derivatives used for hedging (a)	13,701	33,429
Other financial derivatives (see note 10.C.b.5)	29,594	—
	44,637	35,625

a.	As of December 31, 2016 and 2015, the derivatives maintained by the Group are as follow:

		Fair value
	Notional amount	2016	2015
	$ thousands
Hedge derivatives (i)
Interest rate swap (a)	384,093	(17,509)	(30,979)
Interest rate swap (b)	100,683	—	(196)
Interest rate swap (c)	124,400	(2,955)	(9,004)
Interest rate swap (d)	15,553	(2,401)	(3,880)
Exchange rate swap (e)	158,270	—	(850)
Exchange rate swap (f)	58,604	(2,399)	—
		(25,264)	(44,909)
Trading derivatives (ii)
Interest rate swap (f)	42,000	(1,950)	(2,994)
Interest rate swap (g)	14,500	—	(7)
Interest rate swap (h)	8,443	(175)	(275)
		(2,125)	(3,276)

(i)	Hedge derivatives

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(a)	CDA	Syndicated	Libor plus 4.25%	100% - Tranche A	7.25-8.50%	Aug 2024
(b)	CDA	Syndicated	Libor plus 4.25%	50% - Tranche B	5.38%	Feb 2016
(c)	Samay I	Syndicated	Libor plus 2.125%	93% total debt	4.23%	Dec 2021
(d)	Colmito	Loan	7.90% in Chilean Pesos	69% total debt	6.025% in $	Jun 2028
(e)	CDA	EPC payments in Nuevos Soles	Spot exchange rate in Nuevos Soles	S/.403 million	S/. 2.546 for each $1	Jan 2016

Note 17 – Other Payables including Derivatives (Cont’d)

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(f)	AIE	EPC payments in EUR	Spot exchange rate in NIS	EUR 53 million	Average of NIS 4.24 for each EUR 1	Jan 2017-Nov 2018
		EPC payments in USD	Spot exchange rate in NIS	EUR 3 million	NIS 3.841 for each $ 1	May-Aug 2017

(ii)	The Group has three additional interest swap agreements that are accounted for as trading derivatives because these derivatives were already in place when Inkia took control of the subsidiaries:

	Entity	Financing	Underlying item	Description	Fixed rate	Expiration
(f)	Cardones	Syndicated	Libor plus 1.9%	100% - Tranche I	6.80%	Aug 2021
(g)	JPPC	Loan	Libor plus 5.5%	71%	6.46%	Mar 2017
(h)	Amayo II	Syndicated	Libor plus 5.75%	84% - BCIE facility	8.31%	Dec 2019
	Amayo II	Syndicated	Libor plus 5.75%	49% - BCIE facility	8.25%	Sep 2022 (*)

 (*)  starts in Dec 2019

The gain arising from the volatility of the fair value of these interest rate swaps is shown in Note 24. During 2016 and 2015, the Group recorded gains of $2 million and $3 million, respectively.

b.	As of December 31, 2015, it corresponds mainly to payables related to CDA in the amount of $36 million.

Note 18 - Guarantee Deposits from Customers

Deposits in cash received from distribution customers. These deposits bear interest at a weighted average interest rate published by the Guatemalan Central Bank and are refundable to clients when they cease using the electric energy service.

Note 19 – Provisions

	Financial Guarantee*	Others**	Total	Others**
	2016			2015
	$ thousands			$ thousands
Balance at January, 1	—	41,686	41,686	69,882
Reclassified from long-term liabilities	34,263	—	34,263	—
Provision made during the year	130,193	—	130,193	14,657
Provision reversed to profit/(loss) during the year	(4,587)	—	(4,587)	(46,419)
Provision paid	(36,023)	(40,170)	(76,193)	—
Effects of foreign currency	(5,083)	(748)	(5,831)	3,566
Balance at December, 31	118,763	768	119,531	41,686

* Relates to Kenon’s provision of financial guarantees to Chery in respect of an obligation of Qoros (see Note 10.C.b.6).

** Corresponds to a provisison made by an I.C. Power’s subsidiary as a result of a regulator charge. Expenses related to this provision were recognized in the cost of sales in the amount of $15 million in 2015.

Note 20 – Contingent Liabilities, Commitments and Concessions

A.	Claims

I.C. Power

a.	Kallpa Generación S.A.

1.	Import Tax Assessment against Kallpa.

Since 2010, the Peru Customs Authority (known as “SUNAT” for its abbreviation in Spanish) issued tax assessments to Kallpa and its lenders for payment of import taxes allegedly owed by Kallpa in relation to imported equipment for installation and construction of Kallpa I, II, III and IV. The assessments were made on the basis that Kallpa did not include the value of the engineering services rendered by the contractor of the project in the tax base of import taxes. Kallpa disagrees with this tax assessment on the grounds that the engineering services rendered include the design of the plant and not the design of the imported equipment. Kallpa appealed the tax assessments before SUNAT in first instance and before the Peruvian Tax Court (known as “Tribunal Fiscal”) in second instance. SUNAT and the Peruvian Tax Court are administrative institutions under the Ministry of Economy and Finance.

In January 2015, the Tax Court rejected Kallpa’s appeal regarding the Kallpa I assessment. Kallpa disagrees with the court´s decision and filed a judicial action (Demanda Contencioso Administrativa) before the Superior Court of Lima on April 15, 2015. In order to file an appeal, Kallpa was required to pay the amounts requested by SUNAT which was was $12 million (S/. 38 million). Subsequently, Kallpa recovered the VAT paid related to this amount. As of December 31, 2016 and 2015 the remaining amount is approximately $10 million (approximately S/. 32 million) respectively.

On January 27, 2016, the amount of the claim in relation with Kallpa IV was reduced by S/. 17 million ($5 million) without interests, from approximately $5 million to $152 thousand (S/. 18 million to S/. 0.5 million ) referred to the engineering services assessment. On February 12, 2016, Kallpa filed an appeal against the part of the resolution that refers to the insurance. As of the date herein, such appeal is pending to be submitted by SUNAT to the Tax Court.

On September 12, 2016, the Superior Court of Lima issued a ruling on the Kallpa I case declaring its claims to be groundless. Kallpa disagreed with the Court´s decision and, on September 21, 2016, filed an appeal to the Superior Court of Lima. As of December 31, 2016, the Kallpa I assessment liability (including tax, fines and interest) is nil as Kallpa has already paid the total amount under discussion. With this approach, favorable result of the process would imply a refund of the amounts paid.

As of the end of December 2016, the total tax exposure related to these assessments is as follows:

		Amount	Amount
	Stage	(In million S/.)	(In million $)
Kallpa I	Superior Court of Lima	32.5	9.7
Kallpa II	Peruvian Tax Court	23.0	6.8
Kallpa III	Peruvian Tax Court	22.3	6.6
Kallpa IV	SUNAT	1.3	0.4
		79.1	23.5

Kallpa’s management and its legal advisors are of the opinion that Kallpa´s appeals will more likely than not be successful; accordingly, no provision was recognized in the financial statements because Kallpa has determined it does not have a present obligation.

2.	Income Tax Audit 2012 against Kallpa

On February 15, 2016, as a result of the 2012 income tax audit, SUNAT issued a preliminary income tax assessment against Kallpa on the basis that certain interest accrued on its debt and some maintenance expenses amounting to approximately $6 million (approximately S/.22 million) should not have been deducted from its 2012 taxable income but rather treated as an asset.

On March 11, 2016, SUNAT issued a final tax assessment for approximately $5 million (approximately S/.17 million), related to the interest expenses accrued during the construction of the steam turbine (Kallpa IV) as part of the combined-cycle conversion of the plant. This tax assessment has been confirmed with SUNAT resolution (Resolución de Determinación) notified to Kallpa on April 18, 2016. On May 16, 2016, Kallpa filed a complaint appeal against the SUNAT assessment which was rejected by SUNAT through a resolution (Resolución de Intendencia) notified on February 14, 2017. This resolution has been appealed at the Tax Court.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Kallpa´s management and its tax counsel have determined that Kallpa should prevail in its appeal as the Tax Court has previously issued precedents that allow for the deduction of interest expenses in similar circumstances based on the language of article 37a) of the Peruvian Income Tax Law; accordingly, no provision has been recognized in the financial statements because Kallpa has determined it does not have a present obligation.

As of December 31, 2016, the tax liability is approximately $3 million (S/.12 million) including interest and fines.

b.	Compensations against Energuate

As of result of the business combinations described in Note 11.A.1.a, I.C. Power assumed the following main contingencies:

Distribuidora de Electricidad de Occidente S.A. (DEOCSA) and Distribuidora de Electricidad de Oriente S.A. (DEORSA)

Compensations for Technical Service Quality:

Based on the current legal framework in Guatemala, I.C. Power is obliged to compensate its customers for failures in technical service quality. The CNEE establishes parameters for continuity (number and length of interruptions) and establishes fines for failure to comply with such parameters. As of December 31, 2016, sanction processes initiated by the CNEE corresponding to a group of processes related to these fines amounted to:

a.	DEOCSA: $16 million (Q. 124 million), and
b.	DEORSA: $16 million (Q. 121 million)

Actual compensations to customers in accordance with the regulations issued by the CNEE depends on the following future events:

•	That the service continues being rendered.
•	The future consumption volume of the regulated customers with charge from power.
•	The continuity of the regulation.
•	That the customer files the claim or that CNEE obliges to compensation.
•	The compensation mechanism is not applicable to most of the Group's customers.

DEORSA and DEORSA’s management and its legal advisors have determined that there is no current obligation that results under the claims and therefor no provision was recognized in the financial statements.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

c.	DEOCSA and DEORSA Tax claim

In 2011, the previous owners of DEORSA and DEOCSA acquired the companies through a leveraged buy-out transaction. Years after the transaction, the Guatemalan Tax Authority (Superintendencia de Administración Tributaria, or the “SAT”) raised questions concerning tax deductions for interest expenses and amortization of goodwill that derived from that transaction. This culminated in the issuance in February 2015 of two binding tax opinions, one for DEOCSA and another for DEORSA (the “Binding Opinions”) allowing the deductions.

The government of Guatemala changed in January 2016. After the new government took power, in July 2016, the SAT filed a complaint against DEORSA and DEOCSA (the “Complaint”) in disregard of its own conclusions stated in the Binding Opinions, which Opinions remain in force as of this date. The Complaint requests the payment of alleged back taxes, interest, and fines in relation to tax years 2011 and 2012.

On 9 August 2016, the court hearing the Complaint ordered DEORSA and DEOCSA to pay $17 million (Q. 130 million) in alleged back taxes immediately, plus interest and fines within 60 days following the court order, as a condition to lift an order freezing the bank accounts of DEORSA and DEOCSA.  Pursuant to this and another court order of 12 December 2016, on 10 August 2016, DEOCSA and DEORSA paid $17 million to the SAT corresponding to the alleged back taxes, and, on 13 December 2016, they paid $26 million (Q. 193 million) corresponding to the alleged fines and interest.

Due to the actions of the government and in order to avoid the initiation of complaints concerning tax years 2013, 2014, and 2015, and the corresponding imposition of further fines and interest, DEORSA and DEOCSA followed the instructions of the SAT and paid the alleged back taxes and interest for those years in the following manner: on  August 9, 2016, DEORSA and DEOCSA paid a total of $18 million (Q. 138 million) for the years 2014 and 2015; and on August 19, 2016, they paid a total of $13 million (Q. 100 million) for the year 2013. In addition, during 2016, DEORSA and DEOCSA made additional payments of income tax paid in advance by approximately $5 million (Q. 41 million) corresponding to year 2016.

The abovementioned measures were adopted in order not to put at risk to the continuing operation and prevent irreversible damage to DEORSA and DEOCSA. All payments were made under protest and subject to a broad reservation of rights, including but not limited to seeking restitution of such payments.  DEORSA and DEOCSA and their legal and tax advisors are of the view that the deductions for interest expenses and amortization of goodwill are legitimate tax deductions and in the opinion of DEORSA and DEOCSA’s management and its legal advisors it is not more likely than not that that their position under applicable legal frameworks are favourable. DEORSA and DEOCSA are defending against the SAT Complaint and considering all available remedies with respect to this matter. Accordingly, no provision was recorded in the financial statements because DEORSA and DEOCSA has determined it does not have a present obligation.

As of December 31, 2016, the total tax claim amounts to $80 million (Q. 603 million). This tax claim has been recorded as a receivable.

d.	OPC – Tamar

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with the Tamar Partner, OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar’s supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. Subsequent to the period of the report, on February 2, 2017, OPC received a letter from Tamar's attorney claiming a debt of $25 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the GSPA. Based on the OPC's legal consultant’s opinion, it is more likely than not that OPC’s defence of this claim will ber successful. Consequently, no provision was recognized in the financial statements as OPC’s management has concluded it does not have a present obligation under this claim.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

        I.C. Power

a.	I.C. Power Ltd

As of December 31, 2016, I.C. Power has issued guarantees for a total amount of $70 million, as follows:

Guarantee party	Description	NIS thousands	$ thousands	Cash Collateral $ thousands
Advanced Integrated Energy Ltd.	Facility agreement	100,000	26,036	-
OPC Rotem Ltd.	Facility agreement (1)	45,000	11,716	5,858
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	38,595	10,048	20,159	(2)
OPC Rotem Ltd.	PUA/EA Standards requirements - infrastructure services	32,235	8,393	—
OPC Rotem Ltd.	Exposure of non-payment default resulting from "Ex post payments"	12,000	3,124	—
Advanced Integrated Energy Ltd.	GSPA agreement	—	6,600
Advanced Integrated Energy Ltd.	INGL agreement	295	77	3,515	(3)
Advanced Integrated Energy Ltd.	Conditional license	822	214	3,455	(3)
Advanced Integrated Energy Ltd.	INGL – PRMS construction	9,100	2,369	-
Advanced Integrated Energy Ltd.	Supply and generation licenses	4,495	1,170	1,273
OPC Rotem Ltd.	Ensure payments of IPP Rotem Operation and Maintenance Ltd.	—	350	358

(1)	On December 2014, in light of the Israel Corporation Ltd. split, the corporate guarantee issued by IC was replaced and a cash collateral deposited into a designated pledged account of OPC.
(2)	Cash collateral for the two guarantees related to PUA/EA Standards requirements - infrastructure services
(3)	Cash collateral for conditional license, INGL agreement and supply and generation licenses.

b.	Inkia Energy Ltd

As of December 31, 2016, Inkia has issued standard by letters of credit for a total amount of $54 million for guarantee, as follows:

Guarantee party	Description	$ thousands
Inkia Energy Ltd.	Contingent equity for over costs	15,729
Samay I S.A.	Contract Compliance	15,000
Kanan overseas I, Inc	Power Purchase agreement	9,534
Kanan overseas I, Inc	Power Purchase agreement	7,334
Kanan overseas I, Inc	Spot Purchases	4,000
Kanan overseas II, Inc	Power Purchase agreement	1,467
Kanan overseas I, Inc	Storage and handling agreement	600

c.	Cobee, Bolivia

Concession from the Bolivia Government

As of December 2010, COBEE was engaged in the generation of electricity under a concession granted to it by the Government of Bolivia, in October 1990 for a period of 40 years. The Bolivian government unilaterally transformed by supreme decree, all concessions to generate, transmit and distribute electricity to special temporary licenses. However, to date, the government has not issued regulations nor approved any procedure or guideline to convert such special temporary licenses into permanent licenses.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Power Purchase Agreement (PPA)

In March 2008, COBEE signed a long-term PPA agreement with Minera San Cristobal. Pursuant to the agreement, COBEE will supply 43 MW of availability and energy, commencing from December 22, 2008. The PPA agreement provides a fixed price for availability, and an energy price that is linked to the price of natural gas for production of electricity in Bolivia. Surplus energy and availability are sold in the spot market. The PPA agreement is scheduled to expire in October 2017.

In December 2011, the Bolivian Government amended the applicable law to prohibit generation companies from entering new PPAs. Therefore, COBEE will be unable to extend or replace this PPA, under which we have contracted 18.9% of COBEE’s installed capacity.

d.	Kallpa, Peru

Power Purchase Agreements (PPA)

As of December 31, 2016, Kallpa has entered into thirty two PPAs with unregulated consumers to provide capacity and the associated energy of 621 MW (twenty seven PPAs of 522 MW as of December 31, 2015). These contracts have various commencement dates, and expires between 2013 and 2028. Also, as of December 31, 2016, Kallpa has signed twenty seven PPAs with 7 distribution companies for 590 MW (thirteen PPAs with 8 distribution companies for 660 MW as of December 31, 2015).

The Peruvian market functions on the marginal cost method in which the generators bid their marginal cost to the market regulator who instructs the most efficient generators to produce electricity for the system. In the event Kallpa is not capable to meet its commitments under the contracts, Kallpa will be required to purchase energy in the spot market.

Gas Supply and Transportation

Kallpa purchases natural gas for its generation facilities from the Camisea consortium under an exclusive natural gas supply agreement dated January 2, 2006, as amended. Under this agreement, the Camisea Consortium agreed to supply Kallpa’s natural gas requirements, subject to a daily maximum amount and Kallpa agreed to acquire natural gas exclusively from the Camisea Consortium.

The Camisea consortium is obligated to provide a maximum of 4,250,000 cubic meters of natural gas per day to our Kallpa plant and Kallpa is obligated to purchase a minimum of approximately 2,225,000 cubic meters of natural gas per day as follows:

	Cubic meters per day
	To be provided by Consortium	Minimum Purchase
First gas turbine	1,200,000	648,000
Second gas turbine	1,300,000	702,000
Third gas turbine	1,300,000	650,000
Combined cycle	450,000	225,000
Total	4,250,000	2,225,000

In the event that Kallpa does not consume the contracted minimum on any given day, Kallpa is permitted to use that lacking quantity on any day during the course of the following 18 months from the day of under-consumption.

The price that Kallpa pays to the Camisea consortium for the natural gas supplied is based on a base price in U.S. dollars set on the date of the agreement, indexed monthly based on a basket of market prices for heavy fuel oil, with discounts available based on the volume of natural gas consumed. This agreement expires in June 2022.

Kallpa’s natural gas transportation services are rendered by Transportadora de Gas del Peru S.A. (“TGP”) pursuant to a natural gas firm transportation agreement dated December 2007, as amended. In April 2014, this agreement was further modified to include the transportation agreement between Duke Energy Egenor S. en C. por A. and Las Flores. This agreement expires in December 2033.

In addition, Kallpa is party to two additional natural gas transportation agreements that expire in April 2030 and April 2033, respectively.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Set forth below is a summary of the natural gas transportation services under these agreements (in cubic meters of gas per day):

Periods	Firm	Interruptible
Initial Date – April 21, 2016	3,474,861	1,329,593
April 22, 2016 - March 20, 2020	4,854,312	764,463
March 20, 2020 - January 1, 2021	4,655,000	764,463
January 2, 2021 - March 31, 2030	4,655,000	530,000
April 1, 2030 - March 31, 2033	3,883,831	1,301,169
April 1, 2033 - December 31, 2033	2,948,831	1,301,169

Natural gas distribution services are rendered by Cálidda, under two natural gas distribution agreements. Under such agreements, which expire on December 31, 2033, Cálidda is obliged to distribute up to approximately 3,710,000 cubic meters of natural gas per day to Kallpa combined-cycle plant and 1,144,312 cubic meters of natural gas per day to Las Flores power plant.

e.	Samay I, Peru

Power Node Bid Awarded

On November 29, 2013, Samay I won one of the public bid auctions promoted by the Peruvian Investment Promotion Agency (“Proinversion”) to build an open cycle diesel and natural gas (dual-fired) thermoelectric plant in Mollendo, Arequipa (southern Peru), with an installed capacity of approximately 616 MW (when operated with diesel fuel). The two- bid auction, which was won by Samay I and a subsidiary of Engie, is part of an effort by the Peruvian government to promote the construction of a power node in southern Peru, which will be fueled by natural gas once a natural gas pipeline (the Gasoducto Sur Peruano) delivers gas to the area.

The Samay I plant is expected to have three operational stages. First, it will operate as a cold reserve plant with diesel until natural gas becomes available in the area through a pipeline currently under construction. It is uncertain when the pipeline will be completed. Second, once natural gas becomes available to the facility through the new natural gas pipeline, the Samay I plant will have the obligation to operate as a natural gas-fired power plant and will be able to do so with minor investments by us in Samay I’s facilities. When fueled by natural gas, the Samay I plant will have an installed capacity of approximately 720 MW. Finally, following an additional investment in the conversion of the Samay I plant, which we have not committed to make, the Samay I plant could operate as a combined cycle thermoelectric plant, which would increase Samay I’s installed capacity to approximately 1,080 MW. Samay I has entered into an agreement with the State of Peru, with a term of 20 years, under which Samay I will receive fixed monthly capacity payments denominated in U.S. Dollars and we will pass-through all of the variable costs during the cold reserve phase. The amount of monthly payments required to make up the total amount to which Samay I is entitled will be calculated by the COES, and will be paid by all generators that form part of the SEIN who, in their turn collect the corresponding fee from their customers through a surcharge in the transmission tariffs applicable to, and payable by, all end consumers. The surcharge does not involve the use of state funds or any appropriation process, being a mechanism that has been used for almost 20 years in Peru to cover the cost of various energy projects.

In addition to receiving a 20-year stream of capacity payments, Samay I has an advantage in being one of only two power generation companies that have defined rights to a natural gas supply and transportation capacity once the Gasoducto Sur Peruano is completed. The developer of such pipeline has a contractual obligation under its concession agreement with the State of Peru to build a branch of the pipeline to connect it with the Samay I plant. Our strategic development of the Samay I plant will provide us with a significant advantageous position in the future southern Peru power node, which will develop once the Gasoducto Sur Peruano is completed. Pursuant to the terms of its tender, Samay I must receive gas and transportation services pursuant to terms which are similar to other power plants located in other parts of Peru and served by the existing TGP pipe line, such as the Kallpa plant. According to Law 29970, natural gas transportation costs of the Samay I plant will be eventually subsidized by additional tariffs on the electricity transmission toll periodically determined by OSINERGMIN with the purpose of decentralizing the generation of electricity with natural gas, which is one of the main purposes of the State of Peru developing the southern Peru power node. ElectroPerú has commenced negotiations with suppliers and concessionaires for the supply and transport of natural gas to each of Samay I and the other plant with a defined right to the firm supply of natural gas. However, as ElectroPerú may not be successful in obtaining an agreement which conforms to the conditions as contemplated in the tender documents of the cold reserve bidding process, we believe Samay I has the right to reject entering into any supply and transportation agreements which do not comply with the conditions set forth in its tender.

Samay I reached COD in May 26, 2016.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

f.	CDA, Peru

Power Purchase Agreements (PPA)

As of December 31, 2016, CDA has entered into three PPAs which are a 15-year PPA with ElectroPerú to provide 200 MW of capacity and the associated energy that commenced in 2016 a 10-year PPA with Luz del Sur S.A.A., Edelnor and Edecañete, to provide 202 MW of capacity and the associated energy that commences in January 2018, and a 10-year PPA with Edelnor and Edecañete to provide 81 MW that commences in January 2022 which will account for a significant portion of CDA’s expected generation capacity. The PPA with ElectroPerú is denominated in U.S. Dollars and is indexed to the U.S. producer price index. Although CDA operates a hydroelectric plant, its PPAs are indexed to natural gas prices, with exposures to fluctuations in such prices.

g.	OPC, Israel

Power Purchase Agreements (PPA)

On November 2, 2009, OPC signed a PPA with Israel Electric Company Ltd. (“IEC”)  whereby OPC undertook to construct a power plant within 49-52 months from the PPA signing date, while IEC undertook to purchase capacity and energy from OPC., over a period of twenty (20) years from the commencement date of COD of the plant. The PPA is a “capacity and energy” agreement, meaning, a right of OPC to provide the plant’s entire production capacity to IEC, and to produce electricity in the quantities and on the dates as required by IEC.

Power Purchase Agreements with end users

The PPA with IEC provides OPC with the option to allocate and sell the generated electricity of the power station directly to end users. OPC has exercised this option and sells all of its energy and capacity directly to end users. Most of the agreements are for a period of 10 years. The consideration tariff, are based on the time of use electricity tariff (“TAOZ”), the generation component of the time of use electricity tariff, less a discount from the generation component. Both the TAOZ and the generation component are determined by the Public Utility Authority - Electricity (“PUA”) and are updated from time to time.

If the consideration is less than a minimum tariff of the generation component, I.C.Power has the right to terminate the agreements.

The agreements guarantee a certain level of availability of the power plant below which, customers are entitled to compensation.

Natural supply gas agreement

On November 25, 2012, OPC signed an agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership and Dor Gas Exploration Limited Partnership ("Tamar Partners") regarding the natural gas supply to the power plant. The agreement shall terminate upon the earlier of: a 16 years term as from the date of gas flow to the power plant or until OPC has consumed the entire contractual quantity .In addition, each party has the right to extend the period of the agreement for a period of up two additional years under certain conditions or until the date of consuming the total contract quantity, whichever is earlier ("Tamar Agreement").

The price of the gas is linked to changes in the "Production Cost" Tariff, which is part of TAOZ, and partially linked to the USD representative exchange rate, and includes "a floor price". According to the Tamar Agreement, OPC shall purchase natural gas with a total contractual quantity of 10.6 BCM (billions of cubic meters). OPC is under a “take or pay” obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the Tamar Agreement. The Tamar Agreement contains certain conditions that provide in the future flexibility to reduce the minimum annual quantity.

On December 28, 2015, the agreement received the Israeli Antitrust Authority, ("Authority") approval.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Tamar Agreement allows curtailing OPC’s gas supply during the interim period in case of a shortage in gas supply, and gives preference, in this scenario, to certain Tamar Partners customers over OPC. However, in December 2012, the Natural Gas Committee published a decision (6/2012) (the "Gas Committee's Decision") with respect to the regulation of the use of the capacity of the gas pipe from the Tamar reserve, in case of a shortage in the gas pipe's capacity, and the foregoing regulation differs from the relevant arrangement in the Tamar Agreement. OPC believes that a proportional (pro rata) allocation as described in the Gas Committee's Decision may increase the quantity of gas received by OPC under the Tamar Agreement, in case of shortage in the capacity of the gas pipe. The manner of implementation of the Gas Committee's decision, if it is implemented, and the potential effect, if any, on the Tamar Agreement are unknown. On April 12, 2016, in preparation for a potential shortage which could have been caused as the result of planned maintenance operations by the Tamar Partners, the Chairman of the Natural Gas Committee sent a notice to the buyers of gas from the Tamar Partners, reflecting a materially different mechanism from the Gas Committee's Decision. According to the foregoing notice, the system's administrator (IEC) shall be responsible for the allocation of gas among the electricity producing gas consumers. In case of shortage, low-pressure distribution grid users shall have preference over high-pressure national transmission systems (such as OPC), which shall be allocated gas proportionally (pro rata). The legal effect of the foregoing notice is unclear, and OPC is unable of assessing its effect on it, if any, in case of potential gas shortage.

During the years 2015 and 2016, the Electricity Authority (“EA”, formerly known as PUA) updated the generation component of the TAOZ. This tariff is used to determine the price calculation between OPC and the end users, and for the natural gas price indexation. As a result of these adjustments, the generation component was reduced in about 10% starting February 2015 and in about 5% starting September 13, 2015. A decline in generation component will result in a corresponding decline in the rates the Group charges its customers and, accordingly, its revenues.  In December 2016, the EA published its decision regarding an update of the generation component of the TAOZ, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh (as opposed to the 8% reduction that was initially proposed in the October 2016 EA draft decision). However, as part of the December 2016 EA decision, TAOZ was also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC’s tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff). The next annual update of the generation component tariff is expected to be conducted in December 2017.

System Management Charges

Since 2013, the EA had been in the process of determining a system cost tariff. In August 2015, the EA published a decision that IPPs in Israel would be obligated to pay system management service charges, which charges are retroactively effective as of June 1, 2013. According to the EA decision, as amended in September 2015, the amount of system management service charges that would be payable by OPC from the effective date of June 1, 2013 to June 30, 2015, was approximately NIS 159 million (approximately $41 million), excluding interest rate and linkage costs, based upon the “average rate” of the system management service charges. However, as the rate of the new system management service charges, like other rates of the EA, varies by season (e.g., summer and winter) and by demand period (peak, shoulder and off-peak), IEC’s final calculation of the amount payable by OPC was based upon the applicable time of use rates, which provides different energy rates for different seasons (e.g., summer and winter) and different periods of time during the day, or “Time of Use” rates. In December 2015, OPC received an invoice from IEC (in its capacity as the system manager) regarding the NIS 163 million (approximately $42 million) amount of system management service charges that would be payable by OPC for such period, including interest rate and linkage costs.

In February 2016, OPC paid NIS154 million (approximately $40 million) to IEC in satisfaction of this amount (excluding the interest rate, and linkage costs). In August 2016, the EA published a decision to change the method of calculation of the interest rate and to reduce the interest rate payable by IPPs (including OPC) with respect to system management service charges payable by them from the effective date of June 1, 2013 to September 13, 2015 (amounting to approximately 2.5% of the total amounts payable by IPPs in respect of the system management charges). As a result of the resolution, the system management cost provision was updated to a total amount of NIS 3 million (approximately $768 thousand). The adjustment of the provisions was allocated to the cost of sales and to the finance expenses.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

h.	AIE, Israel

Power and Steam Purchase Agreement (“PSPA”)

On August 10, 2015, AIE and Hadera Paper entered into two agreements for the supply of electricity and steam to Hadera Paper’s facility:

•	Short Term PSPA - Pursuant this agreement, AIE will supply steam and electricity until COD of the power plant, which shall be done through the existing energy center.

•	Long Term PSPA – Pursuant this agreement, AIE will supply steam and electricity during the period commencing upon COD of the power plant and for a period of 18 years thereafter.

In consideration for electricity purchased under each of the PSPAs, Hadera Paper will pay an electricity tariff which is based on a certain discount in comparison with the electricity tariffs charged by the Israeli Electric Company Ltd. The steam price paid by Hadera Paper is subject to adjustment based upon Hadera Paper’s annual steam consumption.

Hadera Paper is under a “take or pay” obligation ("the TOP") regarding a certain annual quantity of steam based on a mechanism set forth in the agreements.

Under the PSPAs, the AIE is obligated to certain availability with respect to the supply of electricity and steam, which obligation excludes unavailability due to events predominately not in the control of the AIE. In addition, in certain circumstances, the AIE may be subject to penalties in the event of delays in the COD of the power plant. AIE’s liability is subject to an annual cap, as set out in the agreements.

Power Purchase Agreements with end users

During 2016, AIE signed 10-year agreements for sale of most of its capacity of its power plant, to end users. The agreements are for a period of 10 years, where under some of the agreements the end user has an early termination right after 5 years giving counter offer 6 months in advance. AIE has the right of first refusal. In addition, under some of the agreements the end user has an early termination right if it constructs a power plant for its needs, provided it gives notice 18 months in advance. The consideration was set based on the TAOZ tariff less a discount from the generation component. If the consideration is less than a minimum tariff of the generation component, has the right to terminate the agreements and to sell the electricity to the IEC, in accordance with the PPA agreement.

The agreements include compensation in the event of delay of power plant’s COD and compensation for unavailability of the power plant below an agreed minimum level.

Gas Sale and Purchase Agreement (“GSPA”)

On January 25, 2012, Hadera Paper entered into a gas sale and purchase agreement (hereinafter- the “GSPA”) with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Avner Oil Exploration Limited Partnership, Dor Gas Exploration Limited Partnership and Everest Infrastructures Limited Partnership (hereinafter- the “Tamar Partners”) regarding the natural gas supply to Hadera Paper’s existing gas consuming facilities (i.e. the Energy Center) as well as the intendedadditional capacity of the power plant under construction. The agreement was amended on October 16, 2012.

On August 10, 2015, the GSPA was assigned to AIE pursuant to the terms of the share purchase agreement. The GSPA will terminate upon the earlier of 15 years following the commencement of supply from the Tamar reservoir (April 2013) or until the date of consuming the total contract quantity (118,000,000 MMBTU). In addition, both parties have an option to extend the GSPA by up to two years in the event the total contract quantity was not yet consumed by the end of the GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price”. In addition, the GSPA includes the TOP regarding a certain annual quantity of natural gas based on a mechanism set forth in the GSPA.

In addition, on September 6, 2016, AIE and the Tamar Partners entered into an additional GSPA (“Additional GSPA”) for the supply of additional quantities of natural gas (in addition to the original GSPA) as of the commissioning of the intended power plant.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The additional GSPA will terminate upon the earlier of 15 years following the completion of the commissioning of the power plant (which shall be concluded by no later than March 31, 2019) or until the date of consuming the total contract quantity (68,000,000 MMBTU, which shall be adjusted if and when the additional GSPA were to become on a firm supply basis). In addition, both parties have an option to extend the term of the additional GSPA by up to three years in the event the total contract quantity was not yet consumed by the end of the additional GSPA term.

The price of the gas is linked to the weighted average generation cost tariff, published by the EA, and includes a “floor price.”

Israel Natural Gas Lines Ltd. Agreement for the Transmission of Natural Gas

On July 11, 2007, Hadera Paper signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (hereinafter- “INGL”), which was assigned to AIE on August 10, 2015, in accordance to the SPA. The agreement as amended on June 7, 2013 and March 31, 2015 is extended until July 14, 2018 and governs the transmission of natural gas to the Energy Center. The agreement was further extended and modified by a third amendment on December 28, 2015 which facilitates transmission of natural gas to the power plant, by means of the construction and installation of a new pressure regulation and measurement (PRMS) station, and includes additional commercial terms. The duration of the agreement, as modified by the third amendment, shall be 16 years from an agreed upon “start date” with an option for extension. The “start date” in accordance with the third amendment, will occur within a window of time as stipulated in the agreement. Such window may be postponed due to reasons attributable to changes in specifications of the PRMS or to the land on which the PRMS is to be constructed.

Gas Sale Agreement with Oil Refineries Ltd. (“ORL”)

On December 23, 2015, AIE contracted with ORL for the sale of surplus gas quantities supplied to it pursuant to the Tamar agreement. The agreement is for a period of three years from January 1, 2016, with an option for extension of such period as well as early termination rights. In addition, ORL is under the TOP obligation regarding a certain annual quantity of natural gas based on a mechanism set forth in the agreement. AIE has an option to stop selling gas if it reaches the commercial operation earlier than expected or in February 2018 with prior written notice.

SerIDOM Servicios Integrados

On January 21, 2016 AIE contracted with SerIDOM Servicios Integrados IDOM, S.A.U (hereinafter – "SerIDOM") for the design, engineering, procurement and construction of combined cycle cogeneration power plant, with an installed capacity of 140 MW, on lump sum, turnkey basis. In accordance with the EPC contract, SerIDOM committed to complete construction of the power plant by July 2018. The total cost of the contract is approximately $150 million. Payment of the consideration is based on progress of the construction and compliance with milestones. SerIDOM committed to compensate AIE in a case of delay or non-compliance with any of its contractual obligations up to the amounts stipulated in the EPC contract, and provided AIE a bank guarantee and a parent company guarantee to secure these commitments.

In September 2016, Hadera entered into a Variation Order to the EPC contract in the scope of which the payments to SerIDOM were increased by approximately $4 million and an extension of time for construction completion was provided within the second half of 2018.

i.	Energuate, Guatemala

Power Purchase Agreements and Spot Market Purchases

Energuate purchases the electricity it distributes to its customers through PPAs with generation companies including, for example, our subsidiary Puerto Quetzal. Guatemalan distribution companies are required by the General Electricity Law to maintain PPAs with generating companies at all times to cover 100% of the maximum expected demand for the current year, as well as the next year. Should the contracted capacity and electricity under its PPAs be insufficient to meet the demand of its customers, Energuate makes purchases on the spot market, only if authorized by CNEE. As of December 31, 2016, Energuate was party to over 80 PPAs. Distribution companies can only purchase capacity and energy and enter into PPAs through a public bidding process supervised by the CNEE.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The following table sets forth the supplier, the amount of contracted capacity and the expiration date of Energuate’s PPAs entered into with our five largest suppliers of capacity as of December 31, 2016, covering 67% of our collective contracted capacity.

Supplier	Contracted Capacity (MW)	Expiration Date
Jaguar Energy Guatemala LLC	200	April 2030
INDE	162	April 2017 –April 2032
Energía del Caribe	60	April 2030
Renace, S.A.	55	April 2030 –April 2033
Hidro Xacbal, S.A.	30	April 2030 –April 2032

Under most of its PPAs, Energuate pays a capacity charge and an energy charge. Energuate pays a specified amount for each MW of capacity purchased under these PPAs and an electricity charge for the KWh of electricity actually delivered to Energuate. Most of Energuate’s PPAs also provide that the electricity charge is indexed to changes in published quotations for the type of fuel used by the generator. In addition, Energuate is required to pay certain additional costs incurred by the generators to provide electricity including connection costs, transmission tolls, additional costs imposed by the CNEE and other similar costs.

In addition, Energuate has entered into 59 PPAs that will begin starting 2017. The following table establish the five largest suppliers for these contracts, covering 69% of the contracted capacity for the next few years.

Supplier	Contracted Capacity (MW)	Expiration Date
Ingenio la Unión S.A.	90	April 2018 – April 2020
Ingenio Magdalena	72	April 2018 –April 2032
INDE	51	April 2018 - April 2032
Renace S.A.	31	April 2030 –April 2033
Energía Limpia de Guatemala S.A.	21	April 2032

Concession from the Guatemalan Government

In 1998, Energy and Mining Ministry of Guatemala authorized DEORSA and DEOCSA, for a term of 50 years, to operate in the east and west areas of the country.

The authorization granted for the Concessions can either be terminated (i) at the end of the original term (2048) or (ii) by the regulatory authorities due to non-compliance of the obligations assumed in the Concessions, in accordance with the procedures set in the Title III, Chapter III of the General Electricity Law. Once the authorization is terminated, rights and goods relating to the Concessions will be auctioned publicly as an economic unit, within one hundred and eighty (180) days. The former concessionaire can participate of the auction process except in the event the authorization had been terminated for poor quality of the service. From the value obtained in the auction process, the Ministry of Energy and Mining will deduct the expenses incurred and debts that the former concessionaire may have and the remaining amount will be transferred to the former concessionaire.

j.	Nejapa El Salvador

Power Purchase Agreements (PPA)

In May 2013, Nejapa entered into two PPAs that were awarded as a result of two tenders for 71.2 MW and 38.8 MW of capacity, with 54-month and 48-month terms, respectively. Each PPA was divided among the seven distribution companies that conducted the tenders. The term of each PPA commenced in August 2013.

In December 2014, Nejapa entered into PPA with seven distribution companies for 30 MW of capacity with 36-month term starting from January 2015.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

k.	Poliwatt, Guatemala

Power Purchase Agreements (PPA)

As of December 31, 2016, Poliwatt has entered into thirteen PPAs with no related parties to provide capacity and energy of 175 MW. These contracts have various commencement dates, and vary in duration between 2017 and 2020.

Also, Poliwatt has entered into seven PPAs with related parties as of December 31, 2016, to provide capacity and energy of 69 MW. These contracts have various commencement dates, and vary in duration between 2017 and 2020.

l.	I.C. Power Nicaragua, Nicaragua

Power Purchase Agreements (PPA)

As of December 31, 2016, Tipitapa Power Company and Empresa Energetica Corinto have entered into two PPAs with Distribuidora de Electricidad del Norte (“DISNORTE”) and Distribuidora de Electricidad del Sur (“DISSUR”) to supply and sell energy and capacity.

In addition, Consorcio Eólico Amayo and Consorcio Eólico Amayo (Fase II) also entered into PPAs with these distribution companies, and are committed to supply and sell all the energy at the supply node as part of the wholesale market.

These contracts have various commencement dates, and vary in duration, as follows:

			Contracted
			Capacity
Company	Commencement	Expiration	(MW)
Tipitapa Power Company	June 1999	December 2018	51
Empresa Energetica Corinto	April 1999	December 2018	50
Consorcio Eólico Amayo	March 2009	March 2024	40
Consorcio Eólico Amayo (Fase II)	March 2010	March 2025	23

m.	Kanan Overseas I, Inc, Panama

Power Purchase Agreement

In October 2014, Kanan was awarded a contract to supply energy with a maximum contractual capacity of 86 megawatts with distributions companies for a 5 year term that effectively started in December, 2015. Kanan reached commercial operations in March 2016.

n.	Jamaica Power Private Company (JPPC), Jamaica

Power Purchase Agreement

JPPC entered into a Power Purchase Agreement with Jamaica Public Service Company Limited (JPS). JPS will purchase the contract capacity (60MW), as defined, at specified rates under a dispatchable arrangement. The agreement expires 20 years from the commercial operations date of January 1998 and may be extended for successive periods of 5 years upon mutual agreement.

Note 21 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2016	2015
Authorised and in issue at January, 1	53,694	23,500
Authorised and in issued as part of the spin-off from IC	—	29,883
	53,694	53,383
Issued for share plan	26	311
Authorised and in issue at December. 31	53,720	53,694

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.  All issued share are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern.  The Company is not subjected to externally imposed capital requirement.

Issuance of ordinary shares

In 2016, 25,692 (2015: 310,960) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $9.34 (2015: $19.76) per share.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted IFRS).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

Note 22 – Cost of Sales and Services

	For the Year Ended December 31
	2016	2015
	$ thousands
Capacity and energy purchases and transmission costs (a)	670,452	292,242
Fuel, gas and lubricants (b)	458,427	468,343
Payroll and related expenses	55,647	35,635
Regulatory expenses	57,878	(8,025)
Third party services	37,671	12,581
Plant unavailability	6,946	—
Intermediation fees (c)	4,670	6,223
Maintenance expenses	41,489	37,470
Other	25,390	18,386
	1,358,570	862,855

(a)	In 2016, it includes energy purchases of $355,554 thousand incurred by distribution companies.

(b)	Fuel cost is primarily heavy fuel oil consumed by the thermal plants in El Salvador, the Dominican Republic, Jamaica, Nicaragua and Guatemala.

(c)	Fees paid by Kallpa in relation to the profit shared on certain PPAs signed with distribution companies.

Note 23 – Selling, General and Administrative Expenses

	For the Year Ended December 31
	2016	2015
	$ thousands
Payroll and related expenses	57,549	45,731
Depreciation and amortization	12,686	9,130
Professional fees	34,125	23,377
Other expenses	42,396	25,585
	146,756	103,823

Note 24 – Other Income and Expenses

	For the Year Ended December 31
	2016	2015
	$ thousands
Other Income
From changes in interest held in associate (See Note 10)	—	—
Insurance claims (a)	2,525	6,917
Termination of contract compensation (b)	7,398	550
Delays of contract compensation (c)	3,377	—
Transfer of assets from customers	1,593	—
Release of contingent accrual (d)	1,205	545
Dividend income from other companies	—	3,850
Gain on sale of property, plant and equipment	4	14
Other	4,908	3,574
	21,010	15,450
Other expenses
Other	5,413	7,076
	5,413	7,076

(a)	Corresponds mainly to Consorcio Eolico Amayo (Fase II) and COBEE claims in relation to three wind towers damaged and Sainani plant, respectively.

(b)	Includes termination of contract compensation received by Kallpa from Coelvisac and Compania Minera Raura in 2016 and 2015, respectively.

(c)	Includes compensation received by Energuate for delays in the start of power supply by generators companies.

(d)	Comprise of JPPC holdings release part of its contingent accruals.

Note 25 – Financing Income (Expenses), Net

	For the Year Ended December 31
	2016	2015
	$ thousands
Financing income
Interest income from bank deposits	3,703	2,675
Net change from change in exchange rates	8,972	-
Net changes in fair value of Tower options series 9	-	2,119
Net change in fair value of derivative financial instruments	1,561	3,400
Other income	4,245	5,218
Financing income	18,481	13,412
Financing expenses
Interest expenses to banks and others	(182,905)	(107,419)
Net change in fair value of derivative financial instruments	-	-
Net change from change in exchange rates	-	(12,554)
Other expenses	(6,694)	(4,255)
Financing expenses	(189,599)	(124,228)
Net financing expenses recognized in the statement of profit and loss	(171,118)	(110,816)

Note 26 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31
	2016	2015
	$ thousands
Current taxes on income
In respect of current year	33,975	29,509
In respect of prior years	331	(294)
Deferred tax income
Creation and reversal of temporary differences	25,028	33,163
Total taxes on income	59,334	62,378

No previously unrecognized tax benefits were used in 2016 or 2015 to reduce the Group’s current tax expense.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31
	2016	2015
	$ thousands
(Loss)/profit before taxes on income	(334,668)	158,270
Statutory tax rate	17.00%	17.00%
Tax computed at the statutory tax rate	(56,893)	26,906

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	31,463	52,148
Income subject to tax at a different tax rate	25,859	(3,209)
Non-deductible expenses	49,715	7,818
Tax in respect of foreign dividend	—	—
Exempt income (a)	(754)	(41,160)
Taxes in respect of prior years	331	(294)
Impact of change in tax rate	6,857	—
Changes in temporary differences in respect of which deferred taxes are not recognized	1,419	580
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	4,415	8,335
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	(1,421)	12,133
Other differences	(1,657)	(879)
Taxes on income included in the statement of profit and loss	59,334	62,378

(a)
$754 thousand of exempt income effect in Amayo II in Nicaragua in 2016 ($5 million in 2015). $36 million of exempt income effect related to gain in distribution of dividend in kind and gain on bargain purchase in 2015.

Note 26 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Employee benefits	Carryforward of losses and deductions for tax purposes	Other	Total
	$ thousands
Balance of deferred tax asset (liability) as at January 1, 2015	(126,749)	824	46,771	(27,113)	(106,267)
Changes recorded on the statement of profit and loss	2,429	(222)	15,325	(50,695)	(33,163)
Changes recorded to equity reserve	—	—	—	3,081	3,081
Translation differences	352	(1)	(153)	885	1,083
Changes in respect of business combinations	—	—	—	(124)	(124)
Balance of deferred tax asset (liability) as at December 31, 2015	(123,968)	601	61,943	(73,966)	(135,390)
Changes recorded on the statement of profit and loss	(48,212)	286	28,014	1,741	(18,171)
Changes recorded to equity reserve	—	61	—	(5,249)	(5,188)
Translation differences	(1,495)	15	398	791	(291)
Impact of change in tax rate	7,638	—	(5,620)	(8,875)	(6,857)
Changes in respect of business combinations	(41,456)	748	—	6,355	(34,353)
Balance of deferred tax asset (liability) as at December 31, 2016	(207,493)	1,711	84,735	(79,203)	(200,250)

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31
	2016	2015
	$ thousands
As part of non-current assets	25,104	2,693
As part of non-current liabilities	(225,354)	(138,083)
	(200,250)	(135,390)

Income tax rate in Israel is 25% and 26.5% for the years ended December 31, 2016 and December 31, 2015, respectively.

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

Note 26 – Income Taxes (Cont’d)

Current income tax from operations in El Salvador includes income tax from the consolidation of Nejapa Power Branch and Cenergica. Income tax rate in El Salvador is 30% for the year ended December 31, 2015. In addition, a 5% to 25% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes. Currently, Nejapa´s and Cenergica´s parent company is domiciliated in Panama and therefore is subject to 5% withholding tax.

In the Dominic Republic, CEPP was subject to the greater of 27% income tax rate on taxable income in 2015, or 1% of taxable assets. During 2015,  CEPP qualified to pay income tax on the basis of taxable income; and a 10% withholding tax on dividend distribution.

In Bolivia, I.C. Power has 25% income tax and a 12.5% withholding tax on the Bolivian branch profits credited to the shareholder.

In December 2014, a tax reform Law was enacted in Peru. Among other changes, the Law decreases corporate income tax rates and increases withholding tax rates on dividends. The corporate income tax rate will reduce from 30% in 2014 to: 28%, in 2015 and 2016, to 27%, in 2017 and 2018 and to 26% starting 2019. The withholding tax rates will increase from 4.1% in 2014 to: 6.8% in 2015 and 2016, 8.0% in 2017 and 2018; and 9.3% starting 2019. Kallpa, CDA and Samay I have signed tax stability agreements that expire in 2020, 2022 and 2024, respectively. Only after these tax agreements expire, Kallpa, CDA and Samay I will be affected by the changes in income tax and withholding tax rates described above. On December 27, 2016, Kallpa waived to its tax stability agreement that originally expired in 2020. In December 2016, a new tax reform was enacted, which among other items, supersedes the changes introduced in 2014 related to the corporate income tax and withholding tax rates. Effectively on January 01, 2017 onwards, the corporate income tax and withholding tax rates in Peru will be 29.5% and 5% respectively.

In September 2014, a tax reform in Chile was enacted, which makes substantial changes to the Chilean tax system, including two alternative mechanisms for computing shareholder-level income taxation beginning on January 1, 2017 (accrued income and cash-basis methods), additional corporate tax rate increases, and other substantial modifications. The selection should be made before the end of 2016 and remains in effect for 5 years.

As a result, the corporate income tax rate increased gradually from 20% in 2013 to: 21% in 2014; 22.5% in 2015; and it will increase to 24% in 2016; and 25% in 2017 for shareholders on the accrued income method, and 25.5% in 2017 for shareholders on the cash-basis method. Starting 2018 onwards, the income tax rate will be 25% for shareholders on the accrued income method and 27% for shareholders on the cash-basis method.

In January 2016, a new tax reform was enacted that simplifies the tax reformed published in September 2014. Some types of tax payers are restricted to one of the two regimes, but tax payers eligible for either regime must opt into their preferred regime before December 31, 2016. Cardones and Colmito elected the cash-basis method.

Under the corporate income tax rules, applicable until the end of 2016, business income in Chile is subject to a 24% corporate income tax rate, but such income also is subject to income tax on a cash basis when distributed to the shareholders, at rates that vary depending on whether the shareholder is a resident or a nonresident. Nonresident shareholder are subject to a 35% withholding tax on dividends. The corporate tax paid may be used as a credit against the liability of the shareholders, resulting in an overall income tax rate of 35% on distributed profits for nonresident shareholders.

Starting in 2017, Chilean taxpayers subject to corporate income tax will be subject to one of the following two tax regimes:

•
The fully integrated regime, under which shareholders will be taxed on their share of the profits that area accrued annually by Chilean entity. The combined income tax rate under the regime will be 35%.

•
The partially integrated regime, under which shareholders will be taxed when profits are distributed. The combined income tax rate under the regime generally will be 44.45%; however, foreign shareholders that are resident in a country that has concluded a tax treaty with Chile will be entitled to a full tax credit, and thus may benefit from a combined rate of 35%.

In Nicaragua, Empresa Energética Corinto and Tipitapa Power Company are subject to 25% income tax, based on a Foreign Investment Agreement signed in June 2000, which protect the companies from any unfavorable changes in the tax Law. In addition, Consorcio Eólico Amayo S.A and Consorcio Eólico Amayo Fase II, are tax exempt from income tax payments up to a period of seven years since the beginning of operations of the plants, in accordance with Law No.532 for Electric. I.C. Power Generation with Renewable Sources Incentive. In addition, a 10% to 17% withholding tax is applicable depending on whether the payments are to countries with preferential tax regimes or nil taxes.

In Guatemala, PQP DEOCSA, DEORSA and Guatemel, were subjected to 25% income tax rate in 2016 and 2015. Proposed to raise to 28% in future subject to passing of Bill. Recsa is subjected to a 7% income tax rate over its income. A 5% withholding tax applies on dividend distributions.

Note 26 – Income Taxes (Cont’d)

In January 2013, a tax reform was enacted in Colombia, which established an income tax rate of 25%, except for those contributors that by express disposition handle special rates, not less than 3% of the net worth of the shareholders ‘equity on the last day of the immediately previous taxable period. In addition, a 9% equity income tax (CREE) was created as a contribution to generate employment and social investment. During December 2016, the CREE rate was blended within the corporate income tax rate, which implied a hike to 34% for 2017 and 33% for 2018 and subsequent years. In addition, taxpayers reporting taxable income higher than $800 million (Colombian pesos) will pay an additional 6% and 4% income tax rate for the years 2017 and 2018, respectively.

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or

•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,

•	dividend income;

•	trade or business profits of a foreign branch; or

•	service fee income derived from a business, trade or

•	profession carried on through a fixed place of operation in a foreign jurisdiction.

may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Deferred tax liability on undistributed earnings

Subsidiaries pay dividends on quarterly basis as long as they are in compliance with covenants derived from the borrowings agreements described in Note 15. Deferred tax is recognized for temporary differences related to undistributed earnings in subsidiaries that will reverse it in the foreseeable future. During 2016, the Group recorded an expense of $1 million in relation to this timing difference ($3 million in 2015).

Distributions of the earnings of foreign subsidiaries are subject to the withholding taxes imposed by the foreign subsidiaries´ jurisdictions of incorporation. I.C.Power does not have funds designated for, or subject to, permanent reinvestment in any country in which it operates.

Note 27 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	(Loss)/income allocated to the holders of the ordinary shareholders

	For the Year Ended December 31
	2016	2015
	$ thousands
(Loss)/Income for the year attributable to Kenon’s shareholders	(411,937)	72,992
(Loss)/Income for the year from discontinued operations (after tax)	—	—
Less: NCI	—	—
(Loss)/Income for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	—	—
(Loss)/Income for the year from continuing operations attributable to Kenon’s shareholders	(411,937)	72,992

B.	Number of ordinary shares

	For the Year Ended December 31
	2016	2015
	('000)
Weighted Average number of shares used in calculation of basic / diluted earnings per share	53,720	53,649

Note 28 – Segment, Customer and Geographic Information

A.	General

During 2016, the Group increased from two to three reportable segments as a result of 2016 acquisition described in Note 11.A.1.a.

The following summary describes the Group’s reportable segments in 2016:

1.
I.C. Power Generation - I.C. Power through its subsidiary companies, is engaged in the production, operation and sale of electricity in countries in Latin America, the Caribbean region and Israel. It also is engaged in the construction and operation of power stations in Latin America.

2.	I.C. Power Distribution - I.C. Power through its subsidiary companies, is engaged in the distribution of electricity in Guatemala (This segment does not exist in 2015 because it was acquired in 2016).

3.	Qoros Automotive – A China-based automotive company that is jointly-owned with a subsidiary of Wuhu Chery, a state controlled holding enterprise and large Chinese automobile manufacturing company.

There were no intersegment sales in 2016.

B.	Information regarding reportable segments

Financial information of the reportable segments is set forth in the following table.

	I.C. Power	I.C. Power
	Generation	Distribution	Qoros*	Other	Adjustments	Total
	$ thousands
2016
Total sales	1,365,229	508,628	—	65	—	1,873,922

Adjusted EBITDA	343,130	77,281	—	(23,532)	—	396,879
Depreciation and amortization	157,070	14,782	—	529	—	172,381
Financing income	(10,246)	(4,000)	—	(16,580)	12,345	(18,481)
Financing expenses	166,079	19,034	—	16,831	(12,345)	189,599
Other items:
Share in losses/(income) of associated companies	(623)	—	142,534	43,681	—	185,592
Provision of financial guarantee	—	—	—	130,193	—	130,193
Impairment of investments	—	—	—	72,263	—	72,263
	312,280	29,816	142,534	246,917	—	731,547
Income/(loss) before taxes	30,850	47,465	(142,534)	(270,449)	—	(334,668)
Income Taxes	45,177	12,471	—	1,686	—	59,334
Income/(loss) from continuing operations	(14,327)	34,994	(142,534)	(272,135)	—	(394,002)

Segment assets	4,217,341	599,809	—	112,410	—	4,929,560
Investments in associated companies	8,897	—	117,593	81,743	—	208,233
						5,137,793
Segment liabilities	3,462,243	542,223	—	239,123	—	4,243,589
Capital expenditure	261,616	28,174	—	49	—	289,839

*          Associated Company – See Note 10.A.2, 10.C.b.

Note 28 – Segment, Customer and Geographic Information (Cont’d)

	I.C. Power	Qoros*	Other	Adjustments	Total
	$ thousands
2015
Sales to external customers	1,283,624	—	329	—	1,283,953
Inter-segment sales	5,115	—	861	—	5,976
	1,288,739	—	1,190	—	1,289,929
Elimination of inter-segment sales	(5,115)	—	(861)	5,115	(861)
Total sales	1,283,624	—	329	5,115	1,289,068

Adjusted EBITDA	372,356	—	367	—	372,723
Depreciation and amortization	119,427	—	620	—	120,047
Financing income	(10,684)	—	(2,728)	—	(13,412)
Financing expenses	114,713	—	9,515	—	124,228
Other items:
Share in losses/(income) of associated companies	(274)	196,223	(9,190)	—	186,759
Gain from distribution of dividend in kind	—	—	(209,710)	—	(209,710)
Asset impairment	—	—	6,541	—	6,541
	223,182	196,223	(204,952)	—	214,453
Income/(loss) before taxes	149,174	(196,223)	205,319	—	158,270
Income Taxes	62,353	—	25	—	62,378
Income/(loss) from continuing operations	86,821	(196,223)	205,294	—	95,892

Segment assets	4,068,951	—	44,804	—	4,113,755
Investments in associated companies	8,993	158,729	201,300	—	369,022
					4,482,777
Segment liabilities	3,062,580	—	156,642	—	3,219,222
Capital expenditure	532,544	—	138	—	532,682

Note 28 – Segment, Customer and Geographic Information (Cont’d)

C.	Customer and Geographic Information

Major customers

In 2016 and 2015, the Group does not have any customers with revenue that constituted 10 percent or more to total consolidated revenue nor material intersegment revenue for the year.

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31
	2016	2015
	$ thousands
Peru	528,121	447,679
Guatemala	570,510	108,440
Israel	356,465	326,061
Others	418,826	406,888
Total revenues	1,873,922	1,289,068

The Group’s non-current assets* on the basis of geographic location:

	As at December 31
	2016	2015
	$ thousands
Peru	1,910,421	1,803,233
Guatemala	682,985	46,720
Israel	495,639	456,456
Others	785,033	800,713
Total non-current assets	3,874,078	3,107,122

* Composed of property, plant and equipment and intangible assets.

Note 29 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in FRS 24 – Related Party Disclosures and included: Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this Note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, chief executive officer, chief financial officer, general counsel and vice president of business development, are considered as key management personnel of the Company.

Note 29 – Related-party Information (Cont’d)

B.	Transactions with directors and officers (Kenon's directors and officers):

B. Key management personnel compensation

	2016	2015
	$ thousands

Short-term benefits	4,352	4,113
Share-based payments	547	556
	4,899	4,669

C.	Transactions with related parties (excluding associates):

	For the year ended December 31
	2016	2015
	$ thousands
Sales from shipping	—	—
Sales of electricity	148,119	135,655
Operating expenses of voyages and services	—	—
Administrative expenses	614	329
Other income, net	—	—
Financing expenses, net	14,475	10,716

D.	Transactions with associates:

	For the year ended December 31
	2016	2015
	$ thousands
Sales of electricity	—	5,115
Operating expenses	—	204
Other income, net	178	95

Note 29 – Related-party Information (Cont’d)

E.	Balances with related parties:

	As at December			As at December 31
	2016			2015
	Ansonia	Other related parties *	Total	Bank Leumi Group	Other related parties *	Total
	$ thousands			$ thousands
Cash and short-term deposit	—	2,462	2,462	190,629	7,148	197,777
Trade receivables	—	12,245	12,245	—	13,462	13,462

Loans and Other Liabilities
In US dollar or linked thereto	45,735	222,971	268,706	—	118,497	118,497
Weighted-average interest rates (%)	6.00%	7.24%	6.62%	—	6.68%	6.68%
In CPI-linked Israeli currency	—	—	—	41,677	—	41,677
Weighted-average interest rates (%)	—	—	—	4.94%	—	4.94%

Repayment years
Current maturities	—	—		1,833	—
Second year	45,735	—		2,218	—
Third year	—	—		2,353	—
Fourth year	—	—		1,888	—
Fifth year	—	—		2,610	—
Sixth year and thereafter	—	222,971		30,775	118,497
	45,735	222,971		41,677	118,497

*   IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

 These balances relate to amounts with entities that are related to Kenon's beneficial owners.

F.	Regarding the ZIM's restructuring and IC’s part in the restructuring, see Note 10.C.a.

G.	Regarding the convertible loan from Ansonia to Quantum, see Note 10.C.b.5

H.	Gas Sale Agreement with ORL, see Note 20.B.h.

I.	The separation agreement

The following summarizes the material provisions of the Separation and Distribution Agreement between Kenon and IC in relation to the consummation of the spin-off. The Separation and Distribution Agreement sets forth, among other things, Kenon agreements with IC in respect of the principal transactions which separated Kenon's businesses from IC and its other businesses. The Separation and Distribution Agreement also sets forth other agreements that govern the distribution, as well as certain aspects of our relationship with IC after the consummation of the spin-off. See Note 1.B for transactions between Kenon and IC since the spin-off.

Transfer of Assets and Assumption of Liabilities

The Separation and Distribution Agreement identified the assets to be transferred, the liabilities to be retained by IC or assumed by Kenon, and the contracts to be retained by IC or assigned to Kenon in relation to the spin-off and transfer of IC’s interests, direct or indirect, in each of I.C. Power, Quantum (the holder of IC’s 50% equity interest in Qoros), ZIM, Tower and ICG to Kenon.

Note 29 – Related-party Information (Cont’d)

Concurrent with the transfer of the aforementioned businesses to Kenon, IC assigned and transferred to Kenon, IC’s full rights and obligations according to, and in relation to, certain loans it has provided to, and certain undertakings it had made in respect of, these businesses. Set forth below is a summary of the material rights and obligation that IC transferred to Kenon in relation to the spin-off:

Business	Instrument	Outstanding Amount as of December 31, 2014

Financial Instruments

Qoros	Capital note issued by Quantum to IC	$626 million

I.C. Green	Capital note issued by ICG to IC	NIS 508 million (approximately $131 million)
	Loan borrowed by ICG	22 million Euro (approximately $27 million)

Qoros	Shareholder loan to be provided to Qoros
In February 2015, Kenon provided RMB400 million (approximately $65 million) as a shareholder loan to Qoros, subject to the release of IC’s back-to-back guarantees in respect of certain of Qoros’ indebtedness.

Additionally, certain guarantees and undertakings made by IC in relation to OPC’s financing agreement shall not be transferred to Kenon and, instead, have been replaced with guarantees or undertakings of I.C. Power, as well as a provision of cash collateral, so that IC is released from its obligations under the existing guarantee or undertaking, as applicable.

Representations and Warranties

Other than certain limited corporate representations and warranties made by Kenon and IC, neither Kenon nor IC make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in relation to such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets were transferred on an “as is,” “where is” basis.

Termination

The Separation and Distribution Agreement provides that it may be terminated by IC at any time in its sole discretion prior to the consummation of the spin-off.

Release of Claims

Except with respect to (i) those legal proceedings pending against IC at the time of the consummation of the spin-off, and that relate to any of the businesses to be transferred to Kenon, and (ii) certain other exceptions set forth in the Separation and Distribution Agreement, Kenon shall be liable for the claims of each of the businesses being transferred to it as part of the spin-off, including such claims that arose out of, or relate to events, circumstances or actions occurring or failing to occur, or with respect to any conditions existing prior to, the distribution date.

 Indemnification

Kenon and IC agree to indemnify each other against certain liabilities incurred in relation to Kenon respective businesses, and as otherwise allocated to each of us in the Separation and Distribution Agreement. These indemnities are principally designed to place financial responsibility for the obligations and liabilities of our business, and each of our businesses, with us and financial responsibility for the obligations and liabilities of IC and its business with IC. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Kenon agrees to indemnify IC for any liabilities arising after the consummation of the spin-off as a result of legal matters relating to the businesses Kenon will receive in the spin-off.

Allocation of Spin-Off Expenses

The Separation and Distribution Agreement provides that IC will be responsible for all fees, costs and expenses relating to it and will finance all fees, costs and expenses related to Kenon, in each case as incurred prior to the distribution date in relation to the spin-off.

Note 29 – Related-party Information (Cont’d)

Other Matters Governed by the Distribution Agreement

Other matters governed by the Separation and Distribution Agreement include access to financial and other information, access to and provision of records, intellectual property, confidentiality, treatment of outstanding guarantees and similar credit support and dispute resolution procedures.

Conditions

The Separation and Distribution Agreement provides that the distribution of our ordinary shares is subject to several conditions that must be satisfied or waived prior to the distribution. Each of IC and Kenon may, in their sole discretion, waive the conditions precedent applicable to their entry into the Separation and Distribution Agreement. IC may, in its sole discretion, at any time prior to the record date of the distribution, decide to abandon the distribution.

Major Shareholders

Beneficial Owner (Name/Address)	Ordinary Shares Owned	Percentage of Ordinary Shares
Ansonia Holdings Singapore B.V.1 *	31,156,869	58.0%
XT Investments Ltd.[2]	5,727,128	10.7%
Directors and Executive Officers [3]	—	—

1.
Based solely on the Schedule 13 D/A (Amendment No. 4) filed by Ansonia Holdings Singapore B.V. with the SEC on January 25, 2017. A discretionary trust, in which Mr. Idan Ofer is the prime beneficiary, indirectly holds 100% of Ansonia Holdings Singapore B.V.

2.
Based solely upon the Schedule 13 D/A (Amendment No. 1) filed by XT Investments Ltd. and XT Holdings Ltd. with the SEC on January 12, 2016. XT Investments Ltd. is a direct wholly-owned subsidiary of XT Holdings Ltd., of which each of Orona Investments Ltd. and Lynav Holdings Ltd. is the direct owner of 50% of the outstanding ordinary shares. Orona Investments Ltd. is indirectly controlled by Mr. Ehud Angel. Lynav Holdings Ltd. is controlled by a discretionary trust in which Mr. Idan Ofer is a prime beneficiary.

3.	Each individual beneficially owns less than 1% of Kenon’s ordinary shares.
* Ansonia Holdings Singapore B.V. is the parent company of Kenon.

Note 30 – Financial Instruments

A.	General

The Group has extensive international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs. Furthermore, I.C. Power holds derivative financial instruments to hedge its risk in respect of changes in the cash flows of issued bonds, and such instruments are accounting hedges.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exist and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at December 31
	2016	2015
	$ thousands
	Carrying amount
Cash and cash equivalents	326,635	383,953
Short term Deposits and restricted cash	89,545	308,702
Trade receivables	284,532	123,273
Long-term trade receivables	10,120	-
Other current assets	28,462	12,339
Deposits and other long-term receivables including derivative instruments	66,434	40,993
	805,728	869,260

The maximum exposure to credit risk for trade receivables, as of the date of the report, by geographic region was as follows:

	As at December 31
	2016	2015
	$ thousands
Israel	34,779	31,306
South America	93,293	53,325
Central America	155,142	33,361
Other regions	11,438	5,281
	294,652	123,273

Note 30 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31, 2016			As at December 31, 2015
	For which impairment was not recorded	For which impairment was recorded		For which impairment was not recorded	For which impairment was not recorded
		Gross	Impairment		Gross	Impairment
	$ thousands			$ thousands
Not past due	233,787	8	(8)	109,502	—	—
Past due up to 3 months	50,723	—	—	12,210		—
Past due 3 – 6 months	9,160	282	(282)	301	—	—
Past due 6 – 9 months	83	—	—	101	—	—
Past due 9 – 12 months	652	—	—	932	—	—
Past due more than one year	247	4,714	(4,714)	227	104	(104)
	294,652	5,004	(5,004)	123,273	104	(104)

Note 30 – Financial Instruments (Cont’d)

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

As of December 31, 2016, the Group has a negative working capital on a consolidated basis mainly due to I.C. Power’s negative working capital. I.C. Power may seek to extend the final maturity of or refinance its indebtedness. The management believes that they will have sufficient cash resources from operating cashflows and refinance of long-term borrowings that matures in 2017, if necessary, to meet its financial obligations as and when they fall due.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2016
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	213,417	219,651	219,651	-	-	-
Trade payables	285,612	285,612	285,612	-	-	-
Other payables	160,540	160,540	59,650	10,121	21,718	69,051
Non-convertible debentures **	867,287	1,190,032	58,113	57,217	616,765	457,937
Loans from banks and others **	2,143,499	2,756,851	340,684	244,508	977,251	1,194,408
Liabilities in respect of financing lease	88,169	114,069	13,013	12,171	57,432	31,453
Financial guarantee ***	118,763	118,763	118,763	-	-	-

Financial liabilities – hedging instruments
Interest SWAP contracts	22,865	22,865	9,930	5,788	4,192	2,955
Forward exchange rate contracts	2,399	2,399	1,627	772	-	-

Financial liabilities not for hedging
Interest SWAP contracts and options	2,125	2,125	783	570	688	84
Derivatives from debt restructure	29,594	29,594	-	29,594	-	-
	3,934,270	4,902,501	1,107,826	360,741	1,678,046	1,755,888

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

***	Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable.

Note 30 – Financial Instruments (Cont’d)

	As at December 31, 2015
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ thousands
Non-derivative financial liabilities
Loans from banks and others *	179,317	187,484	187,484	—	—	—
Trade payables	145,454	145,454	145,454	—	—	—
Other payables	87,572	87,572	87,572	—	—	—
Non-convertible debentures **	671,247	951,308	69,115	62,267	261,256	558,670
Loans from banks and others **	1,668,977	2,331,220	204,100	214,583	490,088	1,422,449
Liabilities in respect of financing lease	163,774	201,929	35,501	49,955	67,749	48,724
Financial guarantee ***	34,263	179,073	179,073	—	—	—

Financial liabilities – hedging instruments
Interest SWAP contracts	44,059	44,059	10,630	9,474	16,514	7,441
Forward exchange rate contracts	850	850	850	—	—	—

Financial liabilities not for hedging
Interest SWAP contracts and options	3,276	3,276	1,080	1,081	940	175
	2,998,789	4,132,225	920,859	337,360	836,547	2,037,459

*	Excludes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

**	Includes current portion of long-term liabilities and long-term liabilities which were classified to short-term.

***
Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179 million is the maximum projected cash flow in relation to the financial guarantees provided to Chery with respect to the obligation of Qoros.

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)	CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the shekel, euro, pound, Peruvian Nuevo Sol and yuan (RMB).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Note 30 – Financial Instruments (Cont’d)

Inflation risk

The Group has CPI-linked loans. The Group is exposed to high payments of interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

(a)	Exposure to CPI and foreign currency risks The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2016
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	11,810	—	24,240
Short-term investments, deposits and loans	29,137	—	26,198
Trade receivables	34,779	—	172,664
Other receivables	665	—	6,964
Long-term deposits and loans	20,349	—	16,412
Total financial assets	96,740	—	246,478

Loans from banks and others	—	—	34,998
Trade payables	26,913	—	128,512
Other payables	1,093	1,205	17,266
Long-term loans from banks and others and debentures	444	416,266	465,262
Total financial liabilities	28,450	417,471	646,038

Total non-derivative financial instruments, net	68,290	(417,471)	(399,560)
Derivative instruments	—	—	(2,421)
Net exposure	68,290	(417,471)	(401,981)

	As at December 31, 2015
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	103,844	—	39,892
Short-term investments, deposits and loans	73,112	—	5,305
Trade receivables	31,306	—	40,456
Other receivables	12,789	—	4,537
Long-term deposits and loans	19,565	—	17,865
Total financial assets	240,616	—	108,055

Loans from banks and others	—	—	(7,083)
Trade payables	(31,045)	—	(20,856)
Other payables	(2,484)	(2,469)	(11,384)
Long-term loans from banks and others and debentures	(5,494)	(473,151)	(59,356)
Loans and capital notes from the parent company	—	—	—
Total financial liabilities	(39,023)	(475,620)	(98,679)

Total non-derivative financial instruments, net	201,593	(475,620)	9,376
Derivative instruments	—	—	—
Net exposure	201,593	(475,620)	9,376

Note 30 – Financial Instruments (Cont’d)

(b)	Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2016
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	6,208	3,252	(3,252)	(6,208)
CPI	(37,952)	(19,880)	19,880	37,952
Dollar/other	(44,447)	(21,044)	19,037	36,332

	As at December 31, 2015
	10% increase	5% increase	5% decrease	10% decrease
	$ thousands
Non-derivative instruments
Shekel/dollar	40,718	21,596	(24,415)	(52,081)
CPI	(56,247)	(28,123)	28,123	56,247
Dollar/other	1,017	482	(436)	(833)

(2)	Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31
	2016	2015
	Carrying amount
	$ thousands
Fixed rate instruments
Financial assets	157,121	401,671
Financial liabilities	(1,530,715)	(1,431,787)
	(1,373,594)	(1,030,116)

Variable rate instruments
Financial assets	20,167	29,363
Financial liabilities	(2,600,799)	(1,132,904)
	(2,580,632)	(1,103,541)

Note 30 – Financial Instruments (Cont’d)

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2016
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(25,806)	25,806

	As at December 31, 2015
	100bp increase	100 bp decrease
	$ thousands
Variable rate instruments	(11,035)	11,035

E.	Fair value

(1)	Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2016
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	867,287	947,786
Long-term loans from banks and others (excluding interests)	2,116,740	2,354,612

	As at December 31, 2015
	Carrying amount	Level 2
	$ thousands
Non-convertible debentures	671,247	764,878
Long-term loans from banks and others (excluding interests)	2,003,443	2,197,177

*
The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 30 – Financial Instruments (Cont’d)

(2)	Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.
– Level 2: Observed data, direct or indirect, not included in Level 1 above.
– Level 3: Data not based on observed market data.

	As at December 31, 2016	As at December 31, 2015
	Level 2	Level 1	Level 2	Level 3
	$ thousands	$ thousands
Assets
Marketable securities held for trade	—	6,412	—	—
Tower-series 9 options	—	12,175	—	—
Derivatives not used for accounting hedge (a)	3,173	—	2,864	—
	3,173	18,587	2,864	—
Liabilities
Financial guarantee	—	—	—	34,263
Derivatives used for accounting hedge	25,264	—	44,909	—
Derivatives not used for accounting hedge	2,125	—	3,276	—
Other financial derivatives	29,594	—	—	—
	56,983	—	48,185	34,263

(a) Includes $3 million AIE’s embedded derivative not used for hedging. This embedded derivative corresponds to the fair value of AIE’s gas agreement which lets AIE to resell its not-used gas on the corresponding market to a third party.

(3)	Data and measurement of the fair value of financial instruments at Level 2

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Note 30 – Financial Instruments (Cont’d)

The following table shows the valuation techniques used in measuring Level 2 fair values as at December 31, 2016 and 2015, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Interest rate Swaps
The Group applies standard valuation techniques such as: discounted cash flows for fixed and variables coupons (estimated with forward curves) using as discounted rates the projected LIBOR zero coupon curve. The observable inputs are obtained through market information suppliers.
		Not applicable	Not applicable

Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable

Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable

Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

(4)	Data and measurement of the fair value of financial instruments at Level 3

Level 3

The fair value of financial guarantee was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets in the market.

Note 31 – Subsequent Events

A.	Kenon

(a)	Funding to Qoros

On March 10, 2017, Kenon announces that it has agreed to fund the provision of up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB850 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which releases Kenon from commitments to pay any related interest and fees to Chery under the guarantees (See Note 10.C.b.8).

(b)	Qoros introduces a new strategic partner

In April 2017, Quantum and Chery entered into an agreement with Yibin Municipal Government ("Yibin"), Sichuan province, People's Republic of China. This provides Yibin a platform to join as a strategic partner to invest in Qoros in connection with the establishment of a New Energy Vehicle manufacturing base. Further agreements are necessary to establish the investment framework for new facilities and the implementation of the strategic cooperation and investment. Such further agreements, once executed, are expected to involve significant investments by Yibin in Qoros, which would dilute Quantum's and Chery's interests in Qoros.

B.	I.C. Power

(a)	Samay I

Further to that stated in Note 13.B(4), on January 17 and 31, 2017, Unit 2 and 3 of Samay I power plant restarted commercial operations and became available for system dispatch.

(b)	I.C. Power Ltd.

On January 20, 2017, the authority of Singapore approved (i) the change of name of I.C. Power Singapore from “I.C. Power Pte. Ltd.” to “I.C. Power Ltd.”;. and, (ii) the conversion of I.C. Power Singapore from “Private Company Limited by shares” to “Public Company Limited by shares”.

In addition, on January 20, 2017, I.C. Power Singapore conducted a share split whereby each of its ordinary shares was subdivided into 143.03338 ordinary shares following such share split. After the share spilt the number of issued ordinary shares is 80 million.

On February 20, 2017, I.C. Power Singapore, withdrew its US initial public offering, citing market conditions. It had filed to raise $350 million by offering 25.9 million shares at a price range of $12 to $15.

(c)	Agreement with non-controlling interest

On March 2, 2017, Samay III S.A. and Yesid Gasca Durán (NCI of Supertroil and Surenergy in Colombia) signed an agreement to split the assets of Supertroil and Surenergy. A period of 90 days is established from the date of signature for closing the precedent conditions. As a result of this agreement, Inkia has updated its impairment analysis expecting that the book value of the subsidiaries’ assets will exceed their recoverable amount. Therefore, during the first quarter of 2017 the company is expecting to record an impairment in the amount of approximately $14 million.

(d)	Greenday acquisition

On December 29, 2016, I.C. Power Asia Development Ltd executed an agreement to acquire 85% of Greenday Renewable Energy Ltd subject to $550 thousand payment and Anti-Trust Authority's approval, which occurred on January 12, 2017.  Greenday has a potential pipeline of over 240 MW of solar fields, andout of which six projects of approximately 50 MW, which are expected to participate in 2017 tenders.

(e)	ICPI acquisition

On April 6, 2017, ICPI has entered into an agreement to acquire 95% of the shares of Zomet Energy Ltd. (“Zomet”) from Ipswich Holdings Netherlands B.V. (47.5%) and Rapac Energy Ltd. (47.5%).  Zomet holds the rights to develop a natural gas fired power station at Plugot Junction, Israel with an estimated capacity of approximately 396 MW, in addition to land rights and statutory approvals. Completion of the transaction is subject to the fulfillment of certain conditions, including various regulatory approvals.

The project has been approved as a national infrastructure project by the government and the National Infrastructure Committee of Israel. The natural gas power plant will produce electricity using open cycle technology, and is expected to serve as a peaking unit. The project is expected to be funded through a combination of equity and project finance debt. The Group is currently unable to make an estimate of the financial effect of this event.

Note 31 – Subsequent Events (Con’t)

(f)	Update on Kanan

On April 11, 2017, Kanan’s 92 MW power plant in Panama, consisting of a 55 MW barge and, a 37 MW barge which experienced fire with significant damage, and both barges have been placed off-line. There were no injuries resulting from the fire.

I.C. Power intends to seek coverage for the costs of such outage, including repair costs and loss of profit, as appropriate, from insurance coverage (subject to deductibles). I.C. Power's management is still assessing the impact of the damage and the resulting outage, I.C. Power does not expect the fire and outage to have a material adverse effect on I.C. Power's results of operations. I.C. Power is assessing various options to resume the Kanan power plant's operations and a reasonable estimate of the damage will be made after the impact assessment. The Group is currently unable to make an estimate of the financial effect of this event.

Statements of financial position of the Company

As at December 31	Note	2016	2015
		US$’000	US$’000
Assets
Property, plant and equipment		169	289
Investment in subsidiaries	34	1,138,171	1,181,605
Investment in associates	35	90,000	191,069
Deposits		70	64
Non-current assets		1,228,410	1,373,027

Prepayments and other receivables		6,250	488
Cash and cash equivalents		102,486	13,505
Current assets		108,736	13,993
Total assets		1,337,146	1,387,020

Equity
Share capital	36	1,267,450	1,267,210
Capital reserve		6,307	6,000
Shareholder transaction reserve	37	3,601	-
Accumulated deficit		(285,150)	(41,157)
Total equity		992,208	1,232,053

Liabilities
Loan payable	38	224,035	118,497
Non-current liabilities		224,035	118,497

Financial guarantees	39	118,763	34,263
Trade and other payables		1,510	1,058
Accruals		630	1,149
Current liabilities		120,903	36,470
Total liabilities		344,938	154,967
Total equity and liabilities		1,337,146	1,387,020

The accompanying notes form an integral part of these financial statements.

Notes to the financial position of the Company

32	Basis of preparation

32.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2.A of consolidated financial statements).

33	Significant accounting policies

The accounting policies set out below have been applied consistently to the statements of financial position.

33.1	Subsidiaries

Subsidiaries are entities controlled by the Company.  The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.2	Investments in associates

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

33.3	Impairment

Associates

An impairment loss in respect of an associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss.  They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

34	Investment in subsidiaries

	2016	2015
	US$’000	US$’000
Unquoted equity investments, at cost (i)	23,626	260,382
Loans to subsidiaries, at cost	1,097,274	899,365
Financial guarantees	29,676	34,263
Impairment losses	(12,405)	(12,405)
	1,138,171	1,181,605

(i) The decrease in unquoted equity investments for the year ended December 31, 2016 pertains to the share transfer of I.C. Power to I.C. Power Singapore.

Details of the subsidiaries are as follows:

		Principal place	Direct Ownership interest
Name of subsidiary	Principal activities	of business	2016	2015
			%	%
IC Green Energy Ltd	Renewable energy	United States	100	100
Quantum (2007) LLC	Investment holding	United States	100	100
Kenon TJ Holdings Pte Ltd [1]	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management service	United Kingdom	100	100
IC Power Pte Ltd	Investment holding	Singapore	100	100
IC Power Ltd [2]	Investment holding	Latin America	-	100

[1]
In August, 2016, Kenon TJ Holdings Pte Ltd sold all of its 1,669,795 series 9 options in Tower for a consideration of $11 million. Subsequently, the Company recognized $11 million as a reduction in cost of investment in Kenon TJ Holdings Pte Ltd due to a return of capital.

[2]	Due to an internal restructuring on March 21, 2016, IC Power Ltd became wholly owned by IC Power Pte Ltd.

35	Investment in associates

	2016	2015
	US$’000	US$’000
Unquoted equity investments, at cost	191,069	191,069
Impairment losses	(101,069)	-
	90,000	191,069

An impairment was made during the year (see Note 10.C.a.3 of consolidated financial statements). The difference between the impairment amount of ZIM at Kenon group level and at Kenon company level is due to effects of the equity accounting of the associate.

Name of associate	Principal activities	Principal place of business	Ownership interest	Ownership interest
			2016	2015
			%	%

ZIM Integrated Shipping Services Ltd	Shipping services	International	32	32

The financial information for ZIM Integrated Shipping Services Ltd is as follows:

	2016	2015
	US$’000	US$’000

Current assets	465,892	616,279
Non-current assets	1,237,740	1,296,035
Current liabilities	(530,842)	(610,933)
Non-current liabilities	(1,273,447)	(1,222,639)

	Year ended December 31,	Year ended December 31,
	2016	2015
	US$’000	US$’000

Revenue	2,539,296	2,991,135
(Loss)/ Income	(163,501)	2,253
Other comprehensive loss	(13,552)	(1,948)
Total comprehensive income	(177,053)	305

36	Share capital

	2016	2015
	No. of shares	No. of shares
	(’000)	(’000)
Ordinary Shares
Authorized and in issue at the beginning of the year	53,694	23,500
Issue of ordinary shares	-	29,883
Shares granted and issued	26	311
Authorized and issued at December 31	53,720	53,694

All shares rank equally with regards to the Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company.

All issued shares are fully paid, with no par value.

Granting of shares

25,692 ordinary shares were issued under the Share Incentive Plan (“SIP”) to key management at an average price of $9.34 per share.

23,289 ordinary shares granted under the SIP to key management during the year were yet to be issued as at the year-end.

Capital management

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern.  The Company is not subjected to externally imposed capital requirements.

37	Shareholder transaction reserve

During the year, the Company entered into an agreement with Ansonia Holdings Singapore B.V. (“Ansonia”) to transfer RMB 25M of the Company’s financial guarantee to Ansonia.

38	Loan payable

As at December 31, 2016, the Company has fully drawn its $200 million credit facility from IC (See Note 1.B.1.b of consolidated financial statements).

39	Financial guarantees

As at December 31, 2016, the Company’s financial guarantees to Chery Automobile Investments Co., Ltd (“Chery”), in respect of an obligation of Qoros to Chery, amounts to $115 million (see Note 10.C.b.6 of consolicated financial statements).

40	Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated AA- to AA+, based on rating agency Standard & Poor’s ratings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was as follows.

A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

		Profit or loss
	Nominal amount	100bp	100bp
		increase	decrease
	US$’000	US$’000	US$’000
2016

Variable rate instruments
Loan payable	200,000	(2,000)	2,000

2015

Variable rate instruments
Loan payable	110,000	(1,100)	1,100

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated is Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to foreign currency risk was as follows:

	2016	2015
	US$’000	US$’000
Financial guarantee (CNY)	115,223	-
Trade and other payables (GBP)	725	-
Trade and other payables (SGD)	47	80

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31, would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period.  The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or Loss for the year ended December 31,
	2016	2015	2016	2015	2016	2015
US$ thousands	CNY		GBP		SGD

3% strengthening	(3,457)	-	(22)	-	(1)	(2)
3% weakening	3,457	-	22	-	1	2

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The contractual obligations of financial liabilities as at financial year/period end are as follows:

	Carrying amount	Contractual cash flows		1 year	1-5 years	More than 5 years
	US$’000	US$’000		US$’000	US$’000	US$’000
December 31, 2016
Financial liabilities
Accruals	630	630		630	-	-
Trade and other payables	1,510	1,510		1,510	-	-
Loan payable	224,035	273,340		-	-	273,340
Financial guarantee	118,763	118,763		118,763	-	-
	344,938	394,243		120,903	-	273,340

December 31, 2015

Financial liabilities
Accruals	1,149	1,149		1,149	-	-
Trade payables	1,058	1,058		1,058	-	-
Loan payable	118,497	158,511		-	-	158,511
Financial guarantee	34,263	179,073	*	179,073	-	-
	154,967	339,791		181,280	-	158,511

* Financial Guarantees contractual period in Qoros is dependent on Qoros’s timeliness to meet the obligation of current loans payable. $179,073 thousand is the maximum projected cashflow in connection with the financial guarantees provided to Chery in respect to the obligations of Qoros.

Except for these financial liabilities and the cash flow arising from the financial guarantees, it is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.

Fair value compared with book value

Due to their nature, the fair value of the financial instruments included in the Company’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2016
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands

Long-term loan payable (excluding interest)	200,000	152,030	11.79%

	As at December 31, 2015
	Carrying amount	Level 2	Discount Rate (range)
	US$ thousands

Long-term loan payable	110,000	76,650	12.60%

*
The fair value is measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Hierarchy of fair value

The following table presents an analysis of the financial instruments which are presented in the statement of financial position at fair value, using an evaluation method. The levels were defined as follows:

●	Level 1	:	Uses quoted market prices for the identical asset in active markets without adjustment.

●	Level 2	:	Uses observable market inputs (other than a Level 1 quoted price) or unobservable inputs that are corroborated by the market.

●	Level 3	:	Uses a significant amount of unobservable inputs that cannot be corroborated by observable market data.

If the inputs used to measure the fair value of an asset of a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest input that is significant to the entire measurement.

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000

December 31, 2016
Financial guarantees	-	-	-	-

December 31, 2015
Financial guarantees*	-	-	34,263	34,263

*
The fair value of financial guarantees was based on the Merton model using the method known as Monte Carlo Simulation “MCS”. MCS approximates the probability of certain outcomes by running multiple simulations, using various inputs. The MCS performed over the financial guarantee was based on the inputs and the assumption that Qoros has a certain amount of risk-free debt that will be repaid at a later date. The significant unobservable inputs used in the valuation are Qoros’ assets value, debt exercise price and the volatility of its assets. The estimated fair value would increase if the asset value decreased, debt exercise price increased and volatility of its assets is higher.